As filed with the Securities and Exchange Commission on October 1, 2014

Registration No.            333-

811- 05672

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE

                                         SECURITIES ACT OF 1933                                        X

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 191

WRL SERIES ANNUITY ACCOUNT

(Exact Name of Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

4333 Edgewood Road NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 355-8511

Alison Ryan, Esq.

Transamerica Premier Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:      Units of Interest in a separate account under flexible premium individual deferred variable annuity contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WRL FREEDOM ENHANCER®

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

WRL Series Annuity Account

Supplement Dated October 1, 2014

to the

Prospectus dated May 1, 2008, as Supplemented

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Premier Life Insurance Company (“TPLIC” or the “Company”) is amending the prospectus for WRL Freedom Enhancer® contracts (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”), with and into TPLIC.

Western Reserve no longer sells the Contracts. Following the Merger, TPLIC will not sell the former Western Reserve Contracts.

Effective on or about October 1, 2014, Western Reserve merged with and into its affiliate TPLIC. Before the Merger, Western Reserve was the insurance company on the Contracts. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of Western Reserve, including WRL Series Annuity Account (the “separate account”) that funds the Contracts, and the assets of the separate account. As a result of the merger, TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TPLIC.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the company that provides your Contract benefits from Western Reserve to TPLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TPLIC that reflects the change from Western Reserve to TPLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect Western Reserve in correspondence and disclosure to you.

The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Access One Trust
Access VP High Yield FundSM	Access VP High Yield FundSM	ProFund Advisors LLC
Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Index 500 Portfolio	Fidelity® VIP Index 500 Portfolio	Fidelity Management & Research Company
ProFunds
ProFund VP Asia 30	ProFund VP Asia 30	ProFund Advisors LLC
ProFund VP Basic Materials	ProFund VP Basic Materials	ProFund Advisors LLC
ProFund VP Bull	ProFund VP Bull	ProFund Advisors LLC
ProFund VP Consumer Services	ProFund VP Consumer Services	ProFund Advisors LLC
ProFund VP Emerging Markets	ProFund VP Emerging Markets	ProFund Advisors LLC
ProFund VP Europe 30	ProFund VP Europe 30	ProFund Advisors LLC
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar	ProFund Advisors LLC
ProFund VP Financials	ProFund VP Financials	ProFund Advisors LLC
ProFund VP International	ProFund VP International	ProFund Advisors LLC
ProFund VP Japan	ProFund VP Japan	ProFund Advisors LLC
ProFund VP Mid-Cap	ProFund VP Mid-Cap	ProFund Advisors LLC

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
ProFund VP Money Market	ProFund VP Money Market	ProFund Advisors LLC
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100	ProFund Advisors LLC
ProFund VP Oil & Gas	ProFund VP Oil & Gas	ProFund Advisors LLC
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals	ProFund Advisors LLC
ProFund VP Precious Metals	ProFund VP Precious Metals	ProFund Advisors LLC
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets	ProFund Advisors LLC
ProFund VP Short International	ProFund VP Short International	ProFund Advisors LLC
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100	ProFund Advisors LLC
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap	ProFund VP Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value	ProFund Advisors LLC
ProFund VP Telecommunications	ProFund VP Telecommunications	ProFund Advisors LLC
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap	ProFund Advisors LLC
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus	ProFund Advisors LLC
ProFund VP Utilities	ProFund VP Utilities	ProFund Advisors LLC
Transamerica Series Trust - Service Class
TA Aegon High Yield Bond(1)	Transamerica Aegon High Yield Bond VP	Aegon USA Investment Management, LLC
TA Aegon Money Market(1)	Transamerica Aegon Money Market VP	Aegon USA Investment Management, LLC
TA Aegon U.S. Government Securities(1)	Transamerica Aegon U.S. Government Securities VP	Aegon USA Investment Management, LLC
TA AllianceBernstein Dynamic Allocation(1)	Transamerica AllianceBernstein Dynamic Allocation VP	AllianceBernstein L.P.
TA Asset Allocation - Conservative(1)	Transamerica Asset Allocation - Conservative VP	Aegon USA Investment Management, LLC
TA Asset Allocation - Growth(1)	Transamerica Asset Allocation - Growth VP	Aegon USA Investment Management, LLC
TA Asset Allocation - Moderate(1)	Transamerica Asset Allocation - Moderate VP	Aegon USA Investment Management, LLC
TA Asset Allocation - Moderate Growth(1)	Transamerica Asset Allocation - Moderate Growth VP	Aegon USA Investment Management, LLC
TA Barrow Hanley Dividend Focused(1)	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA Clarion Global Real Estate Securities(1)	Transamerica Clarion Global Real Estate Securities VP	CBRE Clarion Securities LLC
TA International Moderate Growth(1)	Transamerica International Moderate Growth VP	Aegon USA Investment Management, LLC
TA JPMorgan Core Bond(1)	Transamerica JPMorgan Core Bond VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Enhanced Index(1)	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Tactical Allocation(1)	Transamerica JPMorgan Tactical Allocation VP	J.P. Morgan Investment Management Inc.
TA Jennison Growth(1)	Transamerica Jennison Growth VP	Jennison Associates LLC
TA MFS International Equity	Transamerica MFS International Equity VP	MFS® Investment Management
TA Morgan Stanley Capital Growth(1)	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
TA Morgan Stanley Mid-Cap Growth(1)	Transamerica Morgan Stanley Mid-Cap Growth VP	Morgan Stanley Investment Management Inc.
TA Multi-Managed Balanced(1)	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
TA PIMCO Total Return(1)	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
TA Systematic Small/Mid Cap Value(1)	Transamerica Systematic Small/Mid Cap Value VP	Systematic Financial Management L.P.
TA T. Rowe Price Small Cap(1)	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA Torray Concentrated Growth(1)	Transamerica Torray Concentrated Growth VP	Torray LLC
TA Vanguard ETF – Balanced	Transamerica Vanguard ETF Portfolio – Balanced VP	Aegon USA Investment Management, LLC
TA Vanguard ETF – Growth	Transamerica Vanguard ETF Portfolio – Growth VP	Aegon USA Investment Management, LLC
TA WMC US Growth(1)	Transamerica WMC US Growth VP	Wellington Management Company, LLP
(1)	Available at Initial Class for Contract Owners of Contract Number VA25.

    Additional Information for Contract Owners of Contract Number VA25:

     The following subaccounts are only available to owners who held an investment in the subaccounts on May 1, 2003:

Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Fidelity® VIP Growth Opportunities Portfolio	Fidelity® VIP Growth Opportunities Portfolio	Fidelity Management & Research Company

    Effective December 12, 2011, the following subaccount closed to new investments:

Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Equity-Income Portfolio	Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company

    Additional Information for all Contract Owners:

     The following subaccount closed to new investments on December 12, 2005:

Transamerica Series Trust - Initial Class and Service Class
TA JPMorgan Mid Cap Value	Transamerica JPMorgan Mid Cap Value VP	J.P. Morgan Investment Management Inc.

The following hereby replaces the Other Information - Western Reserve Life Assurance Co. Of Ohio section of the prospectus:

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was redomesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

The following hereby replaces Other Information - The Separate Account section of the prospectus:

The Separate Account

Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. Effective on October 1, 2014, the WRL Series Annuity Account was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. TPLIC may add, close, remove, combine or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by TPLIC.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or TPLIC.

The assets of the separate account are held in TPLIC’s name on behalf of the separate account and belong to TPLIC. However, the portion of the assets of the separate account equal to the reserves and other contract liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

The following hereby replaces the Other Information - Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of TPLIC’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

The following hereby replaces the Other Information - Financial Statements section of the prospectus:

Financial Statements

The financial statements of Western Reserve, TPLIC and the separate account are included in the SAI.

WRL FREEDOM ENHANCER

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated May 1, 2013

to the

Prospectus dated May 1, 2008

The following hereby amends and supplements your prospectus:

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer dated May 1, 2008

WRL FREEDOM ENHANCER

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated July 26, 2012

to the

Prospectus dated May 1, 2008

The subaccounts listed below are available under the policy, but may not be available for all policies.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR

Access One Trust
Access VP High Yield FundSM	Access VP High Yield FundSM	ProFund Advisors LLC
Investment Objective: To correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.

Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Index 500 Portfolio	Fidelity® VIP Index 500 Portfolio	Fidelity Management & Research Company
Investment Objective: The fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

ProFunds
ProFund VP Asia 30	ProFund VP Asia 30	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Asia 30 Index.
ProFund VP Basic Materials	ProFund VP Basic Materials	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Basic MaterialsSM Index.
ProFund VP Bull	ProFund VP Bull	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500® Index.
ProFund VP Consumer Services	ProFund VP Consumer Services	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Consumer ServicesSM Index.
ProFund VP Emerging Markets	ProFund VP Emerging Markets	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of The Bank of New York Mellon Emerging Markets 50 ADR® Index.
ProFund VP Europe 30	ProFund VP Europe 30	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the basket of currencies included in the U.S. Dollar Index®.
ProFund VP Financials	ProFund VP Financials	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. FinancialsSM Index.
ProFund VP International	ProFund VP International	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the MSCI EAFE Index.
ProFund VP Japan	ProFund VP Japan	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Nikkei 225 Stock Average.
ProFund VP Mid-Cap	ProFund VP Mid-Cap	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P MidCap 400®.
ProFund VP Money Market(1)	ProFund VP Money Market(1)	ProFund Advisors LLC
Investment Objective: High level of current income consistent with liquidity and preservation of capital.
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the NASDAQ-100® Index.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer dated May 1, 2008

ProFunds (Continued...)
ProFund VP Oil & Gas	ProFund VP Oil & Gas	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. Oil and GasSM Index.
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. PharmaceuticalsSM Index.
ProFund VP Precious Metals	ProFund VP Precious Metals	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones Precious MetalsSM Index.
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of The Bank of New York Mellon Emerging Markets 50 ADR® Index.
ProFund VP Short International	ProFund VP Short International	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of the MSCI EAFE Index.
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of the NASDAQ- 100® Index.
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of the Russell 2000® Index.
ProFund VP Small-Cap	ProFund VP Small-Cap	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Russell 2000® Index.
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the S&P SmallCap 600 Value Index.
ProFund VP Telecommunications	ProFund VP Telecommunications	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. TelelcommunicationsSM Index.
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000® Index.
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus	ProFund Advisors LLC
Investment Objective: Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter (1.25x) the daily movement of the most recently issued 30-Year U.S. Treasury Bond.
ProFund VP Utilities	ProFund VP Utilities	ProFund Advisors LLC
Investment Objective: Seeks investment results, before fees and expenses, that correspond to the performance of the Dow Jones U.S. UtilitiesSM Index.

Transamerica Series Trust - Service Class
TA AEGON High Yield Bond(2)	Transamerica AEGON High Yield Bond VP	AEGON USA Investment Management, LLC
Investment Objective: Seeks a high level of current income by investing in high-yield debt securities.
TA AEGON Money Market(1)(2)	Transamerica AEGON Money Market VP(1)	AEGON USA Investment Management, LLC
Investment Objective: Maximum current income from money market securities consistent with liquidity and preservation of principal.
TA AEGON U.S. Government Securities(2)	Transamerica AEGON U.S. Government Securities VP	AEGON USA Investment Management, LLC
Investment Objective: Provide as high a level of total return as is consistent with prudent investment strategies.
TA AllianceBernstein Dynamic Allocation(2)	Transamerica AllianceBernstein Dynamic Allocation VP	AllianceBernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Conservative(2)	Transamerica Asset Allocation - Conservative VP	Transamerica Asset Management, Inc.(3)
Investment Objective: Current income and preservation of capital.
TA Asset Allocation - Growth(2)	Transamerica Asset Allocation - Growth VP	Transamerica Asset Management, Inc. (3)
Investment Objective: Long-term capital appreciation.
TA Asset Allocation - Moderate(2)	Transamerica Asset Allocation - Moderate VP	Transamerica Asset Management, Inc. (3)
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Moderate Growth(2)	Transamerica Asset Allocation - Moderate Growth VP	Transamerica Asset Management, Inc. (3)
Investment Objective: Capital appreciation with current income as a secondary objective.
TA BlackRock Large Cap Value(2)	Transamerica BlackRock Large Cap Value VP	BlackRock Investment Management, LLC
Investment Objective: Long-term capital growth.
TA Clarion Global Real Estate Securities(2)	Transamerica Clarion Global Real Estate Securities VP	CBRE Clarion Securities LLC
Investment Objective: Long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
TA International Moderate Growth(2)	Transamerica International Moderate Growth VP	Transamerica Asset Management, Inc. (3)
Investment Objective: Capital appreciation with current income as a secondary objective.

2

Transamerica Series Trust - Service Class (Continued...)
TA JPMorgan Core Bond(2)	Transamerica JPMorgan Core Bond VP	J.P. Morgan Investment Management Inc.
Investment Objective: Total return, consisting of current income and capital appreciation.
TA JPMorgan Enhanced Index(2)	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
Investment Objective: To earn a total return modestly in excess of the total return performance of the S&P 500® Index (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500® Index.
TA JPMorgan Tactical Allocation(2)	Transamerica JPMorgan Tactical Allocation VP	J.P. Morgan Investment Management Inc.
Investment Objective: Current income and preservation of capital.
TA Jennison Growth(2)	Transamerica Jennison Growth VP	Jennison Associates LLC
Investment Objective: Long-term growth of capital.
TA MFS International Equity(2)	Transamerica MFS International Equity VP	MFS® Investment Management
Investment Objective: Capital growth.
TA Morgan Stanley Capital Growth(2)	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
Investment Objective: Maximize long-term growth.
TA Morgan Stanley Mid-Cap Growth(2)	Transamerica Morgan Stanley Mid-Cap Growth VP	Morgan Stanley Investment Management Inc.
Investment Objective: Capital appreciation.
TA Multi-Managed Balanced(2)	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and BlackRock Financial Management, Inc.
Investment Objective: To provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.
TA Multi Managed Large Cap Core(2)	Transamerica Multi Managed Large Cap Core VP	Morgan Stanley Investment Management Inc. and Invesco Advisers, Inc.
Investment Objective: To provide high total return.
TA PIMCO Total Return(2)	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.
TA Systematic Small/Mid Cap Value(2)	Transamerica Systematic Small/Mid Cap Value VP	Systematic Financial Management L.P.
Investment Objective: Maximize total return.
TA T. Rowe Price Small Cap(2)	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
Investment Objective: Long-term growth of capital by investing primarily in common stocks of small growth companies.
TA Third Avenue Value(2)	Transamerica Third Avenue Value VP	Third Avenue Management LLC
Investment Objective: Long-term capital appreciation.
TA Vanguard ETF Index – Balanced	Transamerica Index 50 VP	AEGON USA Investment Management, LLC
Investment Objective: To balance capital appreciation and income.
TA Vanguard ETF Index – Growth	Transamerica Index 75 VP	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation as a primary objective and income as a secondary objective.
TA WMC Diversified Growth(2)	Transamerica WMC Diversified Growth VP	Wellington Management Company, LLP
Investment Objective: Maximize long-term growth.

(1)	There can be no assurance that the Transamerica AEGON Money Market VP portfolio or the ProFund VP Money Market portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market subaccount or the ProFund VP Money Market subaccount may become extremely low and possibly negative.
(2)	Available with Initial Class only for those contract owners who own Contract No. VA25.
(3)	Effective on or about April 17, 2012, formerly subadvised by Morningstar Associates, LLC.

  Additional Information:

  The following subaccounts are only available to owners that held an investment in the subaccounts on May 1, 2003:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR

Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Contrafund® Portfolio	Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company
Investment Objective: Seeks long-term capital appreciation.
Fidelity® VIP Growth Opportunities Portfolio	Fidelity® VIP Growth Opportunities Portfolio	Fidelity Management & Research Company
Investment Objective: Seeks to provide capital growth.

3

    The following subaccount closed to new investments on December 12, 2005:

Transamerica Series Trust - Initial Class and Service Class
TA JPMorgan Mid Cap Value	Transamerica JPMorgan Mid Cap Value VP	J.P. Morgan Investment Management Inc.
Investment Objective: Seeks growth from capital appreciation.

    The following subaccount closed to new investments on December 12, 2011:

Fidelity® Variable Insurance Products Fund – Service Class 2
Fidelity® VIP Equity-Income Portfolio	Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company
Investment Objective: Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

4

WRL FREEDOM ENHANCER®

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated December 12, 2011

to the

Prospectus dated May 1, 2008

Effective on or about December 12, 2011, the following subaccount name changes will occur:

Current Subaccount Name(1)	New Subaccount Name
Transamerica Asset Allocation – Conservative VP	TA Asset Allocation – Conservative
Transamerica Asset Allocation – Growth VP	TA Asset Allocation – Growth
Transamerica Asset Allocation – Moderate VP	TA Asset Allocation – Moderate
Transamerica Asset Allocation – Moderate Growth VP	TA Asset Allocation – Moderate Growth
Transamerica International Moderate Growth VP	TA International Moderate Growth
Transamerica AEGON High Yield Bond VP	TA AEGON High Yield Bond
Transamerica AEGON Money Market VP	TA AEGON Money Market
Transamerica AEGON U.S. Government Securities VP	TA AEGON U.S. Government Securities
Transamerica Index 50 VP	TA Vanguard ETF Index – Balanced
Transamerica Index 75 VP	TA Vanguard ETF Index – Growth
Transamerica AllianceBernstein Dynamic Allocation VP	TA AllianceBernstein Dynamic Allocation
Transamerica BlackRock Large Cap Value VP	TA BlackRock Large Cap Value
Transamerica Clarion Global Real Estate Securities VP	TA Clarion Global Real Estate Securities
Transamerica JPMorgan Core Bond VP	TA JPMorgan Core Bond
Transamerica JPMorgan Enhanced Index VP	TA JPMorgan Enhanced Index
Transamerica JPMorgan Mid Cap Value VP	TA JPMorgan Mid Cap Value
Transamerica JPMorgan Tactical Allocation VP	TA JPMorgan Tactical Allocation
Transamerica Multi-Managed Balanced VP	TA Multi-Managed Balanced
Transamerica Jennison Growth VP	TA Jennison Growth
Transamerica MFS International Equity VP	TA MFS International Equity
Transamerica Morgan Stanley Capital Growth VP	TA Morgan Stanley Capital Growth
Transamerica Morgan Stanley Growth Opportunities VP	TA Morgan Stanley Growth Opportunities
Transamerica Morgan Stanley Mid-Cap Growth VP	TA Morgan Stanley Mid-Cap Growth
Transamerica Multi Managed Large Cap Core VP	TA Multi Managed Large Cap Core
Transamerica PIMCO Total Return VP	TA PIMCO Total Return
Transamerica Systematic Small/Mid Cap Value VP	TA Systematic Small/Mid Cap Value
Transamerica T. Rowe Price Small Cap VP	TA T. Rowe Price Small Cap
Transamerica Third Avenue Value VP	TA Third Avenue Value
Transamerica WMC Diversified Equity VP	TA WMC Diversified Equity
Transamerica WMC Diversified Growth VP	TA WMC Diversified Growth

(1)	Also the name of the underlying fund portfolio the subaccount invests in. The underlying fund portfolio name is not changing.

Effective on or about December 30, 2011, the following subaccount mergers will occur:

Existing Subaccount	Acquiring Subaccount
TA Morgan Stanley Growth Opportunities	TA Morgan Stanley Mid Cap Growth
TA WMC Diversified Equity	TA WMC Diversified Growth

Any references in the Prospectus to the subaccounts are hereby changed as noted above.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer® dated May 1, 2008

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated August 18, 2010

to the Prospectuses For

WRL FREEDOM ATTAINER®

(Dated May 1, 2010)

WRL FREEDOM WEALTH CREATOR®

(Dated May 1, 2010)

WRL FREEDOM ACCESS®

(Dated May 1, 2008)

WRL FREEDOM ENHANCER®

(Dated May 1, 2008)

FLEXIBLE PREMIUM VARIABLE

ANNUITY - M

(Dated May 1, 2009)

WRL FREEDOM CONQUEROR® (Dated May 1, 2010) WRL FREEDOM PREMIER® (Dated May 1, 2010) WRL FREEDOM BELLWETHER® (Dated May 1, 2008) WRL FREEDOM VARIABLE ANNUITY (Dated May 1, 2009)

The following information supplements, amends and replaces the information in the Prospectus regarding the Transamerica Convertible Securities VP:

Effective on or around August 16, 2010, Transamerica Asset Management terminated its investment sub-advisory agreement with Transamerica Investment Management with respect to Transamerica Convertible Securities VP fund and entered into a new investment sub-advisory agreement with AllianceBernstein L.P. In connection with the change in sub-adviser, the Transamerica Convertible Securities VP fund’s investment objective, principal investment strategies and risks and benchmark index, as well as the name, changed. The new name of the fund is Transamerica AllianceBernstein Dynamic Allocation VP.

WRL FREEDOM ENHANCER®

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated June 14, 2010

to the

Prospectus dated May 1, 2008

The following herby supplements section “7. ACCESS TO YOUR MONEY” in the prospectus:

Signature Guarantees

As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

—	All requests for surrenders (i.e. partial surrenders and full surrenders) over $250,000;
—	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for contract owner’s account;
—	Any disbursement request made on or within 15 days of an ownership change;
—	Any electronic disbursement on or within 15 days of a change to the electronic funds transfer instructions;
—	Any disbursement request when the Company has been directed to send the proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax free exchange”;
—	All requests for surrenders (i.e. partial surrenders and full surrenders) when the Company does not have an originating or guaranteed signature on file.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

—	National and state banks
—	Savings banks and savings and loan association;
—	Securities brokers and dealers; and
—	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer® dated May 1, 2008

WRL FREEDOM ENHANCER®

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated November 19, 2009

to the

Prospectus dated May 1, 2008

MERGER:

At the close of business November 20, 2009 (“merger date”), the Transamerica Capital Guardian Value VP merged into the Transamerica BlackRock Large Cap Value VP with the Transamerica BlackRock Large Cap Value VP being the surviving fund.

If you do not wish to remain allocated to the Transamerica BlackRock Large Cap Value VP, please note that you may transfer your policy value allocated in this subaccount to any of the subaccounts investing in the funds listed in your Prospectus provided your updated investment allocation does not violate any allocation guidelines and restrictions applicable to allocation instructions for premium payments or other purposes (for example, dollar cost averaging or asset rebalancing).

You will not be charged for the transfer we made to the Transamerica BlackRock Large Cap Value VP. In addition, if you reallocate your policy value to another subaccount from the Transamerica BlackRock Large Cap Value VP, you will not be charged for the transfer from that subaccount to another available subaccount if made within 30 days of the merger date. This reallocation also will not count as a transfer for purposes of any free transfers that you receive each contract year.

UPDATES:

Please note:

The fax number for Western Reserve has changed to 866-671-9215.

The following hereby amends the corresponding paragraph in the Dollar Cost Averaging Program, Section 4. Investment Choices, in the prospectus.

You may request dollar cost averaging at any time. A dollar cost averaging program will begin once we have received in our Administrative and Service Office in good order all necessary information and the minimum required amount. There is no charge for this program. However, these transfers do count towards the 12 free transfers allowed during each Contract year.

Dollar cost averaging will terminate if we receive (at our mailing office or by phone) from you or your authorized registered representative request to cancel your participation or the value in the account from which we make the transfer is depleted.

The following hereby amends the corresponding paragraph in the Telephone, Fax and Internet Transactions, Section 4. Investment Choices, in the prospectus.

You may make transfers, change the allocation of additional premium payments and request partial surrenders by telephone. Telephone partial surrenders are not allowed in the following situations:

—	For qualified contracts (except traditional IRA, Roth IRA, SEP, SIMPLE);
—	If the amount you want to withdraw is $50,000 and over; or
—	If the address of record has been changed within the past 15 days.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer® dated May 1, 2008

Telephone, fax and Internet orders must be received at our administrative office while the New York Stock Exchange is open for regular trading to receive same-day pricing. Orders received in good order at our office after the close of the New York Stock Exchange will receive the price computed at the end of the next business day.

The following hereby amends the corresponding paragraph in the Partial Withdrawals and Complete Surrenders, Section 7, Access To Your Money, in the prospectus.

We must receive at our Administrative and Service Office in good order a properly completed surrender (partial or full) request by mail or fax. We will accept telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by telephone is under $50,000.

WRL FREEDOM ENHANCER®

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated September 30, 2009

to the

Prospectus dated May 1, 2008

Effective close of business September 30, 2009, we will not accept any premium payment that is allocated to the fixed account or the dollar cost averaging fixed account in excess of $5,000. We also will not accept any premium payment or transfer which would result in the aggregate policy value in the fixed account and the dollar cost averaging fixed account exceeding $5,000.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

WRL Freedom Enhancer® dated May 1, 2008

WRL FREEDOM ACCESS® WRL

FREEDOM ENHANCER® WRL

FREEDOM PREMIER®

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement dated October 3, 2008

to the respective

Prospectuses dated May 1, 2008

The following hereby amends, and to the extent inconsistent replaces, the corresponding share class of the following Funds in Appendix B of the prospectus:

TRANSAMERICA SERIES TRUST – SERVICE CLASS

Managed by AEGON USA Investment Management

Transamerica Index 50 VP

Transamerica Index 75 VP

WRL FREEDOM ENHANCER®

VARIABLE ANNUITY

Issued Through

WRL SERIES ANNUITY ACCOUNT

By

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus

May 1, 2008

This prospectus gives you important information about the WRL Freedom Enhancer®, formerly WRL Freedom Enhancer® II, a flexible payment variable deferred annuity contract (“Contract”). Please read this prospectus and the fund prospectuses before you invest and keep them for future reference. This Contract is available to individuals as well as to certain groups and individual retirement plans. This Contract is not available in all states.

You can put your money into one or more of the following investment choices. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio. Your investments in the portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

The WRL Freedom Enhancer® credits a premium enhancement of 4.0% to your initial and subsequent premium payments, although we reserve the right to change the rate or discontinue crediting premium enhancements in the future. The overall expenses for the WRL Freedom Enhancer® may be higher than the expenses for a similar contract without a premium enhancement. Over time, the value of the premium enhancements may be more than offset by the higher fees.

If you would like more information about the WRL Freedom Enhancer®, you can obtain a free copy of the Statement of Additional Information (“SAI”) dated May 1, 2008. Please call us at 1-800-851-9777 (Monday-Friday, 8:30 a.m.-7:00 p.m. Eastern Time), write us at: Western Reserve, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001 or visit our website – www.westernreserve.com. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated herein by reference. The SEC maintains a website (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the Contract and the funds:

•	are not bank deposits
•	are not federally insured
•	are not endorsed by any bank or government agency
•	are not guaranteed to achieve their goal
•	involve risks, including possible loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

AG09400 – 5/2008

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

TRANSAMERICA SERIES TRUST – SERVICE CLASS

Portfolio Construction Manager: Morningstar Associates, LLC

Transamerica Asset Allocation – Conservative VP

Transamerica Asset Allocation – Growth VP

Transamerica Asset Allocation – Moderate VP

Transamerica Asset Allocation – Moderate Growth VP

Transamerica International Moderate Growth VP

Subadvised by BlackRock Investment Management, LLC

Transamerica BlackRock Large Cap Value VP

Subadvised by Capital Guardian Trust Company

Transamerica Capital Guardian U.S. Equity VP

Transamerica Capital Guardian Value VP

Subadvised by ING Clarion Real Estate Securities

Transamerica Clarion Global Real Estate Securities VP

Subadvised by Federated Equity Management Company of Pennsylvania

Transamerica Federated Market Opportunity VP

Subadvised by J.P. Morgan Investment Advisors, Inc.

Transamerica JPMorgan Core Bond VP

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP

Subadvised by ClearBridge Advisors, LLC

Transamerica Legg Mason Partners All Cap VP

Subadvised by MFS® Investment Management

Transamerica MFS High Yield VP

Transamerica MFS International Equity VP

Subadvised by Columbia Management Advisors, LLC

Transamerica Marsico Growth VP

Subadvised by Munder Capital Management

Transamerica Munder Net50 VP

Subadvised by Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP Subadvised by T. Rowe Price Associates, Inc. Transamerica T. Rowe Price Equity Income VP Transamerica T. Rowe Price Small Cap VP Subadvised by Templeton Investment Counsel, LLC and Transamerica Investment Management, LLC

Transamerica Templeton Global VP

Subadvised by Third Avenue Management LLC

Transamerica Third Avenue Value VP

Subadvised by Transamerica Investment Management, LLC

Transamerica Balanced VP

Transamerica Convertible Securities VP

Transamerica Equity VP

Transamerica Growth Opportunities VP

Transamerica Money Market VP

Transamerica Science & Technology VP

Transamerica Small/Mid Cap Value VP

Transamerica U.S. Government Securities VP

Transamerica Value Balanced VP

Managed by AEGON USA Investment Management

Transamerica Index 50 VP

Transamerica Index 75 VP

Subadvised by Van Kampen Asset Management

Transamerica Van Kampen Mid-Cap Growth VP

FIDELITY VARIABLE INSURANCE PRODUCTS FUND – SERVICE CLASS 2

Managed by Fidelity Management & Research company

Fidelity – VIP Index 500 Portfolio

ProFunds

Managed by ProFund Advisors LLC

ProFund VP Asia 30

ProFund VP Basic Materials

ProFund VP Bull

ProFund VP Consumer Services

ProFund VP Emerging Markets

ProFund VP Europe 30

ProFund VP Falling U.S. Dollar

ProFund VP Financials

ProFund VP International

ProFund VP Japan

ProFund VP Mid-Cap

ProFund VP Money Market

ProFund VP NASDAQ-100

ProFund VP Oil & Gas

ProFund VP Pharmaceuticals

ProFund VP Precious Metals

ProFund VP Short Emerging Markets

ProFund VP Short International

ProFund VP Short NASDAQ-100

ProFund VP Short Small-Cap

ProFund VP Small-Cap

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP UltraSmall-Cap

ProFund VP U.S. Government Plus

ProFund VP Utilities

ACCESS ONE TRUST

Managed by ProFund Advisors LLC

Access VP High Yield FundSM

DEFINITIONS OF SPECIAL TERMS

Accumulation period—The period between the Contract date and the maturity date while the Contract is in force.

Accumulation unit value—An accounting unit of measure we use to calculate subaccount values during the accumulation period.

Administrative office—Our phone number is 1-800-

851-9777. Our hours are Monday - Friday from 8:30 a.m. – 7:00 p.m. Eastern time.

Age—The issue age is the annuitant’s age on his/her birthday immediately preceding the Contract date. Attained age is the issue age plus the number of completed Contract years. When we use the term “age” in this prospectus, it has the same meaning as “attained age” in the Contract.

Annuitant—The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract’s death benefit provisions and annuity provision.

Annuity unit value—An accounting unit of measure we use to calculate annuity payments from the subaccounts after the maturity date.

Annuity value—The sum of the separate account value and the fixed account value at the end of any valuation period.

Annuitize (Annuitization)—When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your designee).

Beneficiary(ies)—The person(s) you elect to receive the death benefit proceeds under the Contract.

Cash value—The annuity value less any applicable premium taxes, any loans and unpaid accrued interest, the annual Contract charge, any surrender charge and any rider charges.

Code—The Internal Revenue Code of 1986, as amended.

Contract anniversary—The same day in each succeeding year as the Contract date. If there is no day in a calendar year which coincides with the Contract date, the Contract anniversary will be the first day of the next month.

Contract date—Generally, the later of the date on which the initial premium payment is received, or the date that the properly completed application is received, at Western Reserve’s administrative office. We measure Monthiversaries, Contract years, Contract months and Contract anniversaries from the Contract date.

Death claim day—Any day after the death report day on which we receive a beneficiary’s completed election form regarding payment of his/her portion of the death benefit proceeds that are payable upon the death of an owner who is the annuitant.

Death report day—The valuation date on which we have received both proof of death of an owner who is the annuitant and a beneficiary’s election regarding payment. If the spouse of the deceased owner/annuitant continues (if a joint owner) or elects to continue (if sole beneficiary) the Contract, there are two death report days (one relating to the death of the first owner/annuitant to die; the second relating to the death of the spouse who continues the Contract). If there is no spousal continuation of the Contract, then there is only one death report day for the Contract. If there are multiple beneficiaries, the death report day is the earliest date on which we receive both proof of death and any beneficiary’s completed election form.

Fixed account—An investment option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.

Fixed account value—During the accumulation period, your Contract’s value in the fixed account.

Funds—Investment companies which are registered with the U.S. Securities and Exchange Commission. The Contract allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add portfolios of other registered investment companies as investment choices under the Contract in the future.

In force—Condition under which the Contract is active and an owner is entitled to exercise all rights under the Contract.

Mailing address—4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. All premium payments, loan repayments, correspondence and notices should be sent to this address.

Maturity date—The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant’s 95th birthday. For Contracts issued in conjunction with Net Income Makeup Charitable Remainder Unitrusts, the latest maturity date is the annuitant’s 100th birthday.

Monthiversary—The same day in the month as the Contract date. When there is no date in a calendar month that coincides with the Contract date, the Monthiversary is the first day of the next month.

NYSE—New York Stock Exchange.

Nonqualified Contracts—Contracts issued other than in connection with retirement plans.

Owner (you, your)—The person(s) entitled to exercise all rights under the Contract. The annuitant is an owner unless the application states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife. Joint ownership is not available in all states.

Portfolio—A separate investment portfolio of a fund.

Premium enhancement—Amounts we add to your annuity value. Premium enhancements are not considered premiums.

Premium payments/premium—Amounts paid by an owner or on an owner’s behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term “premium payment” or “premium” in this prospectus, it has the same meaning as “net premium” in the Contract, which means the premium payment less any applicable premium taxes.

Qualified Contracts—Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate account—WRL Series Annuity Account, a unit investment trust consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of a fund.

Separate account value—During the accumulation period, your Contract’s value in the separate account, which equals the sum of the values in each subaccount.

Subaccount—A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

Surrender—The termination of a Contract at the option of an owner.

Valuation date/ business day—Each day on which the NYSE is open for trading, except when a subaccount’s corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term “business day,” it has the same meaning as valuation date.

Valuation period—The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

Western Reserve (we, us, our)—Western Reserve Life Assurance Co. of Ohio.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Please read the entire prospectus carefully.

Certain provisions of Contract Form Number VA25 are different than those described herein. See Appendix B for information concerning Contract Form NumberVA25.

1.	The Annuity Contract

The WRL Freedom Enhancer® is a flexible payment variable deferred annuity contract (the “Contract”) offered by Western Reserve. It is a contract between you, as an owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

The Contract allows you to direct your money into one or more of the subaccounts. Each subaccount invests exclusively in a single portfolio of a fund. The money you invest in the subaccounts will fluctuate daily based on the portfolio’s investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 2% (in most states), and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account. The fixed account is not available in all states.

You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.

We credit a premium enhancement of 4.0% of your initial premium to your annuity value on the Contract date. We will credit a premium enhancement of 4.0% on future premiums you pay, although we may, at our discretion, change the rate or discontinue crediting premium enhancements to future premium payments. This percentage could vary based on state laws.

For an additional charge, you may select an annual step-up death benefit rider. You may only add the annual step-up death benefit rider when you purchase the Contract. If you purchase this rider, you cannot drop it after we issue your Contract. You may also add an Additional Earnings Rider that may provide a supplemental death benefit if you have not already selected the annual step-up death benefit rider. See Section 9. Death Benefit, for details concerning these death benefit riders. Subject to compliance with applicable law, we may at any time discontinue offering any optional rider described in this prospectus.

The Contract, like all deferred annuity contracts, has two phases: the “accumulation period” and the “income phase.” During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2.	Annuity Payments
(The Income Phase)

The Contract allows you to receive income after the maturity date under one of several annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time, reduced by the separate account annuitization charge. Generally, you cannot annuitize before your Contract’s fifth anniversary.

3.	Purchase

You can buy this Contract with $10,000 ($1,000 for traditional or Roth IRAs and $50 for other qualified Contracts) or more under most circumstances. You can add as little as $50 at any time during the accumulation period. We allow premium payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total premium payments you may make during the accumulation period.

We credit a premium enhancement of 4.0% of your initial premium to your annuity value on the Contract date. Each premium payment you make after the initial premium will receive a premium enhancement of 4.0% that we will add to your annuity value, although we may change the rate or discontinue the premium enhancement at any time at our discretion.

If we change the rate or discontinue crediting premium enhancements to future premium payments, we will provide you with notice in advance. Under certain circumstances, you might forfeit (that is, lose) the premium enhancement we credited.

4.	Investment Choices

You can invest your money in any of the fund portfolios by directing it to the corresponding subaccount. The portfolios are described in the fund prospectuses that you received with this prospectus. The portfolios now available to you under the Contract are:

Transamerica Asset Allocation - Conservative VP

    - Service Class

Transamerica Asset Allocation - Growth VP

    - Service Class

Transamerica Asset Allocation - Moderate VP

    - Service Class

Transamerica Asset Allocation - Moderate Growth VP

    - Service Class

Transamerica International Moderate Growth VP

    - Service Class

Transamerica BlackRock Large Cap Value VP

    - Service Class

Transamerica Capital Guardian U.S. Equity VP

    - Service Class

Transamerica Capital Guardian Value VP

    - Service Class

Transamerica Clarion Global Real Estate Securities VP

    - Service Class

Transamerica Federated Market Opportunity VP

    - Service Class

Transamerica JPMorgan Core Bond VP

    - Service Class

Transamerica JPMorgan Enhanced Index VP

    - Service Class

Transamerica Legg Mason Partners All Cap VP

    - Service Class

Transamerica MFS High Yield VP

    - Service Class

Transamerica MFS International Equity VP

    - Service Class

Transamerica Marsico Growth VP

    - Service Class

Transamerica Munder Net50 VP

    - Service Class

Transamerica PIMCO Total Return VP

    - Service Class

Transamerica T. Rowe Price Equity Income VP

    - Service Class

Transamerica T. Rowe Price Small Cap VP

    - Service Class

Transamerica Templeton Global VP

    - Service Class

Transamerica Third Avenue Value VP

    - Service Class

Transamerica Balanced VP - Service Class

Transamerica Convertible Securities VP

    - Service Class

Transamerica Equity VP - Service Class

Transamerica Growth Opportunities VP

    - Service Class

Transamerica Money Market VP

    - Service Class

Transamerica Science & Technology VP

    - Service Class

Transamerica Small/Mid Cap Value VP

    - Service Class

Transamerica U.S. Government Securities VP

    - Service Class

Transamerica Value Balanced VP

    - Service Class

Transamerica Index 50 VP - Service Class

Transamerica Index 75 VP - Service Class

Transamerica Van Kampen Mid-Cap Growth VP

    - Service Class

Fidelity - VIP Index 500 Portfolio - Service Class 2

ProFund VP Asia 30(1)

ProFund VP Basic Materials(1)

ProFund VP Bull(1)

ProFund VP Consumer Services(1)

ProFund VP Emerging Markets(1)

ProFund VP Europe 30(1)

ProFund VP Falling U.S. Dollar(1)

ProFund VP Financials(1)

ProFund VP International(1)

ProFund VP Japan(1)

ProFund VP Mid-Cap(1)

ProFund VP Money Market(1)

ProFund VP NASDAQ-100(1)

ProFund VP Oil & Gas(1)

ProFund VP Pharmaceuticals(1)

ProFund VP Precious Metals(1)

ProFund VP Short Emerging Markets(1)

ProFund VP Short International(1)

ProFund VP Short NASDAQ-100(1)

ProFund VP Short Small-Cap(1)

ProFund VP Small-Cap(1)

ProFund VP Small-Cap Value(1)

ProFund VP Telecommunications(1)

ProFund VP UltraSmall-Cap(1)

ProFund VP U.S. Government Plus(1)

ProFund VP Utilities(1)

Access VP High Yield FundSM(1)

(1)	The ProFunds and Access portfolios permit frequent transfers and investors in these portfolios may bear the additional costs and investment risks of frequent transfers.

Please contact our administrative office at 1-800-851-

9777 (Monday — Friday 8:30 a.m. — 7:00 p.m.

Eastern Time) or visit our website (www.westernreserve.com) to obtain an additional copy of the fund prospectuses containing more complete information concerning the funds and portfolios.

Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

You can also allocate your premium payments to the fixed account. Unless otherwise required by state law, we reserve the right to limit the amount you may allocate or transfer to the fixed account. The fixed account is not available in all states. If your Contract was issued in Washington, Oregon, New Jersey or Massachusetts, you may not direct or transfer any money to the fixed account.

Transfers. You have the flexibility to transfer assets within your Contract. During the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions and charges apply.

5.	Expenses

See Appendix B for information concerning

Contract Form Number VA25.

We do not take any deductions for sales charges from premium payments at the time you buy the Contract. You generally invest the full amount of each premium payment in one or more of the investment choices.

During the accumulation period, we deduct a daily mortality and expense risk charge of 1.00% annually (1.40% if you select the annual step-up death benefit rider) and a daily administrative charge of 0.40% annually from the money you have invested in the subaccounts. During the income phase, if you elect a variable annuity payment option, we will deduct a daily separate account annuitization charge from your subaccount assets equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges.

If you select the Additional Earnings Rider, there is an annual charge during the accumulation period of 0.35% of your Contract’s annuity value. This charge will not increase after you purchase the rider. We deduct the rider charge from your annuity value on each rider anniversary and pro rata on the termination date of the rider. We do not assess this charge during the income phase.

During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary and at the time of surrender. We currently waive this charge if either your annuity value, or the total premiums you have paid us minus all partial surrenders (including surrender charges), equals or exceeds $50,000 on a Contract anniversary when this charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year. There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.

If you take a Contract loan, we will impose a $30 loan processing fee. Only certain types of qualified Contracts can take Contract loans. This fee is not applicable in all states.

We may deduct state premium taxes, which currently range from 0% to 3.50%, when you make your premium payment(s), if you surrender the Contract or partially surrender its value, if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.

If you make a partial surrender or surrender your Contract completely, we will deduct a surrender charge for premium payments surrendered within nine years after we receive the premium payment. This charge is 8% on the amount that must be surrendered if the surrender occurs within 36 months of our receipt of the premium payment, and then declines gradually to 7% — 37 through 48 months; 6% — 49 through 60 months; 5% — 61 through 72 months; 4% — 73 through 84 months; 3% — 85 through 96 months; 2% — 97 through 108 months; and no surrender charge — 109 months or more.

When we calculate surrender charges, we treat partial surrenders as coming first from the oldest premium payment, then the next oldest and so forth. For partial surrenders or systematic partial surrenders you make in any Contract year, we will waive all or a portion of the surrender charge on partial surrenders up to the maximum free amount. Partial surrenders in excess of the maximum free amount will be subject to a surrender charge. We will deduct the full surrender charge if you surrender your Contract completely. The “free amount” waiver does not apply to a complete surrender. We waive this charge under certain circumstances. See Section 5. Expenses -

Surrender Charge for how we calculate the surrender charges and waivers.

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest fund expenses for the previous calendar year are found in the “Annuity Contract Fee Table” section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

See Section 10. Other Information - Distribution of the Contracts for information concerning compensation we pay our agents for the sale of the Contracts.

6.	Taxes

The Contract’s earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. The annuity payments you receive during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income until the “investment in the contract” has been fully recovered. Different tax consequences may apply for a qualified Contract. If you are younger than 59 1⁄2 when you take money out of a Contract, you may be charged a 10% federal penalty tax on the amount you must report as taxable income.

Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial or complete surrender.

7.	Access to Your Money

You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial surrender if it reduces the cash value below $10,000. No partial surrenders may be made from the fixed account without prior consent from us. Access to amounts held in qualified Contracts may be restricted or prohibited by law or regulation or the terms of the plan. Other restrictions and surrender charges may apply. You may also have to pay federal income tax and a penalty tax on any money you take out.

Partial surrenders may reduce the death benefit and the Additional Earnings Rider benefit by more than the amount surrendered. In the future, we may, in our sole discretion, reduce the amount of future premium enhancements by the amount of certain partial surrenders. If we were to reduce future premium enhancements by the amount of future partial surrenders, the reduction could be on a dollar-for- dollar basis or on a proportional basis. We will send you advance notice explaining how the reduction would work. The reduction would only apply to partial surrenders taken after we send you notice.

8.	Performance

The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. Past performance does not guarantee future results.

9.	Death Benefit

If you are both an owner and the annuitant and you die before the maturity date, your beneficiary generally will receive the death benefit proceeds. If your surviving spouse continues (if a joint owner) or elects to continue (if a sole beneficiary) the Contract, the surviving spouse becomes sole owner and annuitant. We will increase the annuity value as of the death report day to equal the death benefit proceeds (described below) as of the death report day and revise the way we calculate the death benefit so that it is based on the age of the surviving spouse. Death benefit provisions may vary by state.

If you are named only as an owner, and you die before the annuitant and before the maturity date, and if your surviving spouse is the joint owner or sole beneficiary, then the Contract continues. However, the annuity value is not increased to equal the death benefit proceeds.

If you name different persons as owner and annuitant, you can affect whether the death benefit proceeds are payable and who will receive them. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

If the annuitant dies before the maturity date, the death benefit proceeds, if payable, will be determined by the death benefit option described in your Contract and in any optional death benefit rider that you purchased. If you purchase the annual step-up death benefit rider, you cannot drop it after we issue your Contract.

Under the standard death benefit, the death benefit proceeds will be the greater of:

•	the annuity value as of the death report day, reduced by the amount of any premium enhancements credited to the annuity value during the 12-month period before the death report day; or
•	the total premium payments you make to the Contract reduced by any adjusted partial surrenders.

Under the annual step-up death benefit rider, the death benefit proceeds will be the greater of:

•	the death benefit proceeds as determined under the standard death benefit; or
•	highest annuity value on any Contract anniversary prior to the annuitant’s 81st birthday. If the Contract anniversary with the highest annuity value occurs during the 12-month period before the death day, then the highest annuity value will be reduced by the amount of any premium enhancements credited to the annuity value from the beginning of this 12-month period to that Contract anniversary. The highest annuity value will be increased for premium payments you have made (but not increased for the premium enhancements applicable to those premiums) and decreased for any adjusted partial surrenders we have paid to you following the Contract anniversary on which the highest annuity value. This death benefit will not exceed 200% of total premium payments less partial surrenders.

The adjusted partial surrender is equal to (a) times (b) where:

(a)	is the ratio of the value of any proceeds that would have been payable had death occurred, to the annuity value, as these amounts existed on the date the partial surrender is processed, but prior to the processing; and
(b)	is the amount of the partial surrender.

An additional death benefit may be payable if you purchase the Additional Earnings Rider (not available if you purchase the annual step-up death benefit rider) and it is in effect at the time the death benefit proceeds become payable. You may only select the Additional Earnings Rider if you are both the owner and the annuitant (except in the case of a trust or employer-sponsored plan). This rider is not available in all states and may vary by state. See Section 9. Death Benefit - Additional Earnings Rider for details.

The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Section 2. Annuity Payments (The Income Phase) - Fixed Annuity Payment Options and Variable Annuity Payment Options for a description of the annuity payment options. Not all payment options provide for the payment of a death benefit.

10.	Other Information

Right to Cancel Period. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. We will retain any premium enhancement(s) we credited to your account value. You will keep any gains, and bear any losses, on amounts, including any premium enhancements, that you invested in the subaccounts. If state law requires, we will refund your original premium payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your original signature written notice of cancellation and the returned Contract. A faxed version of a copy of the written notice of cancellation will not be sufficient for us to pay a refund. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

Who Should Purchase the Contract? We have designed this Contract for people seeking long-term tax-deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, because the tax-favored arrangement itself provides tax-sheltered growth.

Additional Features. This Contract has additional features that might interest you. These include the following:

•	Reduced Minimum Initial Premium Payment (for nonqualified Contracts): You may make a minimum initial premium payment of $1,000, rather than $10,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer.
•	Systematic Partial Surrenders: You can arrange to have money automatically sent to you while your Contract is in the accumulation period. You may take systematic partial surrenders monthly, quarterly, semi-annually or annually without paying surrender charges. Amounts you receive may be included in your gross income and, in certain circumstances, may be subject to penalty taxes.
•	Dollar Cost Averaging: You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the Transamerica Money Market VP subaccount or Transamerica JPMorgan Core Bond VP subaccount to your choice of subaccounts. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.
•	Asset Rebalancing: We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.
•	Telephone, Fax and Internet Transactions: You may make transfers, partial surrenders and/or change the allocation of additional premium payments by telephone or fax. You may also make transfers and change premium payment allocations through our website -www.westernreserve.com. Internet transactions are not available for transfers and changes in premium payment allocations involving the fixed account. Transfer orders made in writing, by telephone, by facsimile, or via the Internet must be received before the close of our business day, which is the same as when the NYSE closes, usually 4:00 p.m. Eastern Time. Transfer orders received at our administrative office before the NYSE closes are priced using the subaccount accumulation unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a transfer order at our administrative office after the NYSE closes for normal trading, we will process the order using the subaccount accumulation unit value determined at the close of the next regular business session of the NYSE.
•	Nursing Care Facility Waiver: If you are confined to a nursing care facility, you may take partial surrenders or surrender your Contract completely without paying the surrender charge, under certain circumstances.
•	Terminal Condition Waiver: Under a terminal condition waiver, if certain medically-related circumstances occur, we will allow you to fully or partially surrender your money without a surrender charge.
•	Contract Loans (for certain qualified Contracts):If you own a qualified Contract, you may be eligible to take out Contract loans during the accumulation period, subject to certain restrictions. Penalties may apply if you fail to comply with required restrictions. See Section 7. Access to Your Money - Contract Loans for Certain Qualified Contracts for details.
•	Annual Step-Up Death Benefit and Additional Earnings Riders: You may add the annual step- up death benefit rider for an additional charge. If you wish to purchase the rider, you must select the rider on your application. If you purchase the annual step-up death benefit rider, you cannot drop it after we issue your Contract. However, you may purchase the Additional Earnings Rider at issue or on any Monthiversary during the accumulation period if you have not already purchased the annual step-up death benefit rider. These riders are not available to owners, joint owners or annuitants age 76 or older on the Contract date. These riders are not available in all states and may vary by state.
•	Annual Step-Up Death Benefit Rider: This rider provides a death benefit equal to the highest annuity value on any Contract anniversary prior to the annuitant’s 81st birthday. If the Contract anniversary with the highest annuity value occurs during the 12-month period before the death day, then the highest annuity value will be reduced by the amount of any premium enhancements credited to the annuity value from the beginning of this 12-month period to that Contract anniversary. The highest annuity value will be increased for premium payments you have made (but not increased for the premium enhancements applicable to those premiums) and decreased for any adjusted partial surrenders we have paid to you following the Contract anniversary on which the highest annuity value. This death benefit will not exceed 200% of total premium payments less partial surrenders.

•	Additional Earnings Rider: You may add this rider for an additional charge when we issue the Contract or on any Monthiversary during the accumulation period if you, a joint owner and the annuitant are age 75 or younger and if you have not already purchased the annual step-up death benefit rider. It may provide you with a supplemental death benefit to help offset the taxes typically due on annuity death benefits. The Additional Earnings Rider may continue with the Contract if the surviving spouse elects to continue the Contract. If the Additional Earnings Rider is attached to a Contract with multiple beneficiaries, and the death benefit proceeds are payable to the beneficiaries, then each beneficiary may choose individually whether to receive any benefit under the Additional Earnings Rider as of the death report day (and thereby terminate the rider), or continue the rider (with fees) and have any benefit under the Additional Earnings Rider paid on that beneficiary’s death. We recommend that you consult your tax advisor before you purchase this rider.
•	Additional Benefits with Spousal Continuation: If an owner who is the annuitant dies before the maturity date, and the surviving spouse of the deceased owner continues (if a joint owner) or elects to continue (if a sole beneficiary) the Contract, the surviving spouse becomes sole owner and annuitant. We will increase the annuity value as of the death report day to equal the death benefit proceeds as of the death report day. We will pay a death benefit on the death of the surviving spouse and revise the way we calculate the death benefit so that it is based on the age of the surviving spouse.
•	Additional Death Benefit on Beneficiary’s Death: If an owner who is the annuitant dies before the maturity date, and the deceased owner’s spouse is not named as joint owner or as the sole beneficiary who elects to continue the Contract, then each beneficiary can elect to keep the Contract in the accumulation period (with some restrictions) and to receive his or her portion of the death benefit proceeds over a period not to exceed that beneficiary’s life expectancy (the “distribution period”). We will pay a death benefit under the Contract if the beneficiary dies during the distribution period and permit such beneficiary to name a new beneficiary. We will revise the way we calculate that death benefit so that it is based on the age of such beneficiary.
•	Multiple Beneficiaries: If an owner who is an annuitant dies before the maturity date, and the deceased owner has named multiple beneficiaries, each beneficiary may choose individually how he or she wants to receive his/her portion of the death benefit proceeds.

These features are not available in all states, may vary by state and may not be suitable for certain qualified Contracts or in your particular situation. Subject to compliance with applicable law, we may at any time discontinue offering any optional rider or feature described in this prospectus.

Certain states place restrictions on access to the fixed account, on the death benefit calculation, on the annuity payment options and on other features of the Contract. Consult your agent and the Contract for details.

Scheduled Financial Transaction Processing. We process scheduled financial transactions based on the accumulation unit values determined at the end of the business day on which we schedule the transaction. Examples of scheduled financial transactions include systematic partial surrenders, dollar cost averaging and asset rebalancing.

A business day is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern Time. We observe the same holidays as the NYSE. If a day on which a scheduled financial transaction would ordinarily occur falls on a day the NYSE is closed, we will process the transaction the next day that the NYSE is open.

Other Contracts. We offer other variable annuity contracts which also invest in the same portfolios of the funds. These contracts may have different charges that could affect subaccount performance and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent, or call us at 1-800-851-9777 (Monday-Friday 8:30 a.m. - 7:00 p.m. Eastern Time).

Financial Information. We have included in Appendix A a financial history of the accumulation unit values for the subaccounts available through this Contract.

11.	Inquiries

If you need additional information or want to make a transaction, please contact us at:

Western Reserve Life Assurance Co. of Ohio

Administrative Office

1-800-851-9777

(Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time)

You may check your policy at

www.westernreserve.com. We cannot guarantee that

you will be able to access this site.

Or write to us at our mailing address:

Western Reserve Life Assurance Co. of Ohio

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

Please send all premium payments, loan repayments, correspondence and notices to the mailing address.

ANNUITY CONTRACT FEE TABLE(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, partially or completely surrender the Contract, or transfer annuity value between the subaccounts and/or the fixed account. State premium taxes may also apply.

Owner Transaction Expenses

Sales Load on Premium Payments	None
Maximum Surrender Charge (as a % of premium payments)(2)(3)(4)	8%
Transfer Charge(5)	$10 after 12 per year
Loan Processing Fee(6)	$30 per loan
Special Service Fee	$0 - $25

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including portfolio fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

Annual Contract Charge(4)(7)	$30 per Contract year
Separate Account Annual Expenses (as a % of average separate account value during the accumulation period)(8)
Under Standard Death Benefit: Mortality and Expense Risk Charge Administrative Charge Total Separate Account Annual Expenses	1.00% 0.40% 1.40%
With Annual Step-Up Death Benefit Added (optional): Mortality and Expense Risk Charge Administrative Charge Total Separate Account Annual Expenses	1.40% 0.40% 1.80%
Annual Optional Rider Charges
Additional Earnings Rider(9)	0.35%

The next table shows the lowest and highest total operating expenses charged by the portfolios for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses(10)(11)	Lowest	Highest
Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses.)	0.35%	2.07%

The following Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Example shows the highest costs of investing in the Contract, including Contract owner transaction expenses, the annual Contract charge, separate account charges (assuming the annual step-up death benefit rider has been added), and highest Annual Portfolio Operating Expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year.

Example(12)	1 Year	3 Years	5 Years	10 Years
If you surrender the Contract at the end of the applicable time period.	$1174	$2107	$2870	$4672
If you annuitize* or remain invested in the Contract at the end of the applicable time period.	$450	$1365	$2299	$4672

*	You cannot annuitize your Contract before your Contract’s fifth anniversary.

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the Contracts, see “Distribution of the Contracts.”

(1)	The Fee Table applies only to the accumulation period. During the income phase, the fees may be different than those described in the fee table. See Section 5, Expenses.

(2)	We will deduct from any payment for a partial or complete surrender the charge for any extraordinary expenses we incur for expediting delivery of the payment of your partial or complete surrender – such as for wire transfers or overnight mail expenses. We charge $25 for a wire transfer and $20 ($30 for a Saturday delivery) for an overnight delivery.

(3)	The surrender charge decreases based on the number of years since each premium payment was made, from 8% in the first three years after the premium payment was made to 0% in the tenth year after the premium payment was made. To calculate surrender charges, the first premium payment made is considered to come out first. This charge is waived under certain circumstances.

(4)	We may reduce or waive the surrender charge and the annual Contract charge for Contracts sold to groups of employees with the same employer, including our directors, officers and full-time employees, or other groups where sales to the group reduce our administrative expenses.

(5)	There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.

(6)	Loans are available only for certain qualified Contracts. The loan processing fee is not applicable in all states.

(7)	We currently waive this charge if either the annuity value, or the total premium payments, minus all partial surrenders, equals or exceeds $50,000 on a Contract anniversary on which the charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

(8)	These charges are assessed on your assets in each subaccount. They do not apply to the fixed account. The mortality and expense risk charge of 1.00% applies when you have selected the standard death benefit. If you select the annual step-up death benefit, then the mortality and expense risk charge will increase to 1.40%. These charges apply only during the accumulation period. After the maturity date, if you elect a variable annuity payment option, we will deduct a daily separate account annuitization charge from your subaccount assets equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges.

(9)	This rider is optional. You may not add this rider if you have already purchased the annual step-up death benefit rider. If you add it then, during the accumulation period we will impose an annual rider charge equal to 0.35% of your Contract’s annuity value on each rider anniversary and pro rata on the termination date of the rider. The charge will not increase once the rider has been issued. We deduct the rider charge from the fixed account and from each subaccount in proportion to the amount of the annuity value in each account. We do not assess this charge during the income phase. This rider is not available in all states.

(10)	The portfolio expenses used to prepare this table were provided to Western Reserve by the fund(s). Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

(11)	The table showing the range of expenses for the portfolios takes into account the expenses of several asset allocation portfolios that are “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other portfolios of the TST fund. Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests, assuming a constant allocation by each “fund of funds” of its assets among the portfolios identical to its actual allocation at December 31, 2007.

(12)	The Example does not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). The annual Contract charge of $30 is reflected as an annual charge of 0.10% that is determined by dividing the total annual Contract charges that were collected during 2007 by total average net assets to be attributable to the Contract during 2007. Different fees and expenses not reflected in the Example may be assessed after you annuitize under a variable annuity payout option.

1.	THE ANNUITY CONTRACT

This prospectus describes the WRL Freedom Enhancer® variable annuity contract offered by Western Reserve.

An annuity is a contract between you, an owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay the annuitant an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 below). Until the maturity date, your annuity is in the accumulation period and the earnings generally are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.

The Contract is a flexible payment variable deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

It is a “flexible payment” Contract because after you purchase it, you can generally make additional investments of $50 or more at any time, until the maturity date. But you are not required to make any additional investments.

The Contract is a “variable” annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon the performance of your investment choices for the income phase.

The Contract also contains a fixed account. Unless otherwise required by state law, we reserve the right to limit the amount you allocate or transfer to the fixed account. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 2% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

The fixed account is not available in all states. If your Contract was issued in Washington, Oregon, New Jersey or Massachusetts, you may not direct or transfer any money to the fixed account.

2.	ANNUITY PAYMENTS

    (THE INCOME PHASE)

You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the annuitant’s 95th birthday. The maturity date may be earlier for qualified Contracts.

Election of Annuity Payment Option. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see below) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. As of the maturity date and so long as we agree, you may elect a different annuitant or add a joint annuitant who will be a joint payee under a joint and survivor life income payment option. If you do not choose an annuitant, we will consider you to be the annuitant.

Supplemental Contract. Once you annuitize and if you have selected a fixed annuity payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

Annuity Payment Options Under the Contract

The Contract provides several annuity payment options that are described below. You may choose any annuity payment option available under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

We will use your “annuity proceeds” to provide these payments. The “annuity proceeds” is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.

Fixed Annuity Payments. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will generally depend on the following:

•	The amount of the annuity proceeds on the maturity date;
•	The interest rate we credit on those amounts; and
•	The specific payment option you choose.

Variable Annuity Payments. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract’s assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract’s assumed investment return of 5% at all times, then the dollar amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the dollar amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the dollar amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the daily separate account annuitization charge equal to an annual rate of 1.40% of subaccount assets) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

If you elect a variable annuity payment option, we deduct a daily separate account annuitization charge from your subaccount assets equal to an annual rate of 1.40%.

The annuity payment options are explained below. Some of the annuity payment options may not be available in all states. Options A, B, and C are fixed only. Options D and E are variable only.

Fixed Annuity Payment Options

Payment Option A — Fixed Installments. We will pay the annuity in equal payments over a fixed period of 5, 10, 15, or 20 years or any other fixed period acceptable to Western Reserve.

Payment Option B — Life Income: Fixed Payments.

•	No Period Certain — We will make level payments only during the annuitant’s lifetime; or
•	10 Years Certain — We will make level payments for the longer of the annuitant’s lifetime or 10 years; or
•	Guaranteed Return of Annuity Proceeds — We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

Payment Option C — Joint and Survivor Life Income: Fixed Payments. We will make level payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

For more information on how the fixed annuity payments are determined, see the SAI.

Variable Annuity Payment Options

Payment Option D — Variable Life Income. The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

•	No Period Certain — We will make variable payments only during the annuitant’s lifetime; or
•	10 Years Certain — We will make variable payments for the longer of the annuitant’s lifetime or 10 years.

Payment Option E — Variable Joint and Survivor

Life Income. We will make variable payments during the joint lifetime of the annuitant and a joint annuitant of your choice. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with us.

If your contract is a qualified contract, payment option A may not satisfy minimum required distribution rules. Consult a tax advisor before electing that option.

Note Carefully: The death benefit payable after the maturity date will be affected by the annuity option you choose.

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Life Income (fixed or variable); and
•	the annuitant(s) dies, for example, before the due date of the second annuity payment;

THEN:

•	we may make only one annuity payment and there will be no death benefit payable.

IF:

•	you choose Fixed Installments, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and
•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their value (determined at the date of death) may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant’s address of record. The annuitant is responsible for keeping Western Reserve informed of the annuitant’s current address of record.

3.	PURCHASE

Contract Issue Requirements

We will not issue a Contract unless:

•	we receive information we need to issue the Contract;
•	we receive a minimum initial premium payment (except for 403(b) Contracts); and
•	the annuitant is age 80 or younger.

In order to purchase the optional annual step-up death benefit rider or Additional Earnings Rider, you, a joint owner and the annuitant must be age 75 or younger. If you purchase the annual step-up death benefit rider, you cannot drop it after we issue your Contract. You may purchase the Additional Earnings Rider at issue or on any Monthiversary during the accumulation period if you have not already purchased the annual step-up death benefit rider. You may not purchase the Additional Earnings Rider if you have purchased the death benefit rider.

Premium Payments

You should make checks or drafts for premium payments payable only to “Western Reserve Life” and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

Initial Premium Requirements

The initial premium payment for nonqualified Contracts must be at least $10,000. However, you may make a minimum initial premium payment of $1,000, rather than $10,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial premium payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial premium payment is $50.

We will credit your initial premium payment to your Contract within two business days after the day we receive it and your complete Contract information at our administrative office. If we are unable to credit your initial premium payment, we (or your agent) will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you tell us (or your agent) to keep it. We will credit your initial premium payment as soon as we receive all necessary application information.

The date on which we credit your initial premium payment to your Contract is generally the Contract date. If the date we credit your premium to the contract falls on the 29th, 30th or 31st day of the month, your Contract date will be the 28th day of the month. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

Although we do not anticipate delays in processing your application, we may experience delays if agents fail to forward applications and purchase payments to our administrative office in a timely manner.

If you wish to make purchase payments by bank wire, please contact our administrative office at 1- 800-851-9777 (Monday – Friday 8:30 a.m. – 7:00 p.m. Eastern Time.

We may reject any application or purchase payment for any reason permitted by law.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept premium payments by bank wire or by check. Additional premium payments must be at least $50 ($100 monthly in the case of nonqualified Contracts with a $1,000 initial premium payment and $1,000 if by wire). We will credit any additional premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our administrative office. Our business day closes when the NYSE closes, usually at 4:00 p.m. Eastern Time. If we receive your premium payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

Maximum Annual Premium Payments

We allow premium payments up to a total of $1,000,000 in any Contract year without prior approval. There is no limit on the total premium payments you may make during the accumulation period.

Premium Enhancement

We will add an amount called a premium enhancement (currently equal to 4.0% of the initial premium payment) to the annuity value on the Contract date. The amount of the premium enhancement is not considered to be a premium payment. We will also credit a premium enhancement of 4.0% (this percentage could vary based on state laws) on subsequent premium payments, although we reserve the right, at our sole discretion, to change the rate of the premium enhancement or to discontinue crediting premium enhancements in the future. Any premium enhancement we credit will never be more than 8%.

We will establish the rate, at our sole discretion, for each future premium enhancement. Rates may vary based on the annuitant’s age and the Contract year at the time the premium payment is made. The amount of future premium enhancements may be reduced by the amount of future partial surrenders. If we were to reduce future premium enhancements by the amount of future partial surrenders, the reduction could be on a dollar-for-dollar basis or on a proportional basis. The reduction would apply only to partial surrenders taken after we send you notice. If we change the rate or amount of the premium enhancement or if we eliminate the premium enhancement, we will send you notice in advance. In addition, we will send you a confirmation that will state the amount of any premium enhancement that was credited to your annuity value.

If you cancel your Contract during the right to cancel period, we will deduct the premium enhancement from your refund. See Section 3. Purchase - Right to Cancel Period. The death benefit may be reduced by the amount of any premium enhancements credited to the annuity value during the 12 months before the death report day. See Section 9. Death Benefit. We will also reduce any partial or complete surrenders taken under the nursing care facility waiver or the terminal condition waiver by the amount of any premium enhancements credited to the annuity value during the 12 months before the surrender. See Section 5. Expenses - Surrender Charge.

We expect to use a portion of the mortality and expense risk charge and/or the surrender charge to pay the premium enhancement.

In certain unusual circumstances, you might be worse off because of the premium enhancement. This could happen if we recapture the dollar amount of the premium enhancement and the overall investment performance of your Contract was negative. The expenses for this Contract may be higher than the expenses for a contract without any premium enhancements.

Examples. The following examples illustrate how a 4.0% credit works:

Suppose you invest $10,000 in a Contract. We immediately credit an additional 4.0% or $400, so your annuity value begins at $10,400. Assume that in six months the annuity value increases by 5%, so it is $10,920 (($10,400 × 0.05 = $520) ($520 + $10,400 = $10,920)). At that point in time, the death benefit would be $10,520 ($10,920 less the $400 credit). Note that although the credit is not included in the death benefit, the $20 of earnings on the credit is included. The cash value would be $10,920 minus the surrender charge of 8%, minus other applicable deductions. Assume that at the end of twelve months, the annuity value has increased by 10% so it is $11,440 (($10,400 × 0.10 = $1,040) ($1,040 + $10,400 = 11,440)). The death benefit at that time would be the full annuity value of $11,440 and the cash value would be $11,440 minus the surrender charge of 8% and other applicable deductions.

A decrease in value works in a similar manner. Again suppose you invest $10,000 and we credit a 4.0%, or $400 credit, and the annuity value decreases 5% to $9,880 ($10,400 minus $520). Your death benefit in six months time would be $10,000 since it is never less than your premium payments, less any adjusted partial surrenders and premium taxes. Your cash value would be $9,880 minus the surrender charge of 8% and other applicable deductions.

In the case of multiple premium payments, for purposes of the credit, the most recent premium payment is deemed to be withdrawn first. Suppose you make a $10,000 premium payment in June 2000 (getting a $400 credit) and a $20,000 premium payment in December 2000 (getting a $800 credit). If you die in August 2001 (more than 12 months after the June 2000 premium payment, but less than 12 months after the December 2000 premium payment), the $800 credit for the December premium payment has not vested (since it is less than 12 months old) so the full $800 is deducted in calculating the death benefit. However, the death benefit would include any earnings/loss attributable to that credit. The $400 credit for the June payment is over 12 months old so it (and any earnings/loss on it) is included in the death benefit.

The Internal Revenue Code generally requires that interests in a qualified Contract be nonforfeitable, and it is unclear whether the premium enhancement feature is consistent with those requirements. Consult a tax advisor before purchasing this Contract as a qualified contract.

Allocation of Premium Payments

On the Contract date, we will allocate your premium payment (plus the premium enhancement) to the investment choices you selected on your application. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments (plus premium enhancements, if any) as you selected on your application, unless you request a different allocation.

Unless otherwise required by state law, we reserve the right to limit the amount you may allocate or transfer to the fixed account.

You may change allocations for future additional premium payments by writing to or telephoning the administrative office or by visiting our website – www.westernreserve.com, subject to the limitations described under Section 4. Investment Choices – Telephone, Fax and Internet Transactions. The allocation change will apply to premium payments received after the date we receive the change request at our administrative office. We reserve the right to impose a $25 charge each time you change your allocation of premium payments among the subaccounts and the fixed account more than once each Contract quarter.

You should review periodically how your payments are divided among the subaccounts because market conditions and your overall financial objectives may change.

Right to Cancel Period

You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received (less any premium enhancement) plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. The refund will not include any premium enhancements we credited to your annuity value. You will keep any gains, and bear any losses, on amounts (including any premium enhancements) that you invested in the subaccounts. If state law requires, we will refund your original premium payment(s). We determine the value of the refund as of the date we receive (at our administrative office) your written notice of cancellation and the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

Annuity Value

You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each valuation date and ends at the close of business on the next valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern Time. We observe the same holidays as the NYSE.

Accumulation Units

We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount’s accumulation unit value as of the end of that valuation date. If you partially surrender or transfer out of a subaccount, or if we assess a transfer charge, annual Contract charge, any surrender charge, or any Additional Earnings Rider charge, or a change in premium payment allocation fee, we subtract accumulation units from the subaccounts using the same method.

Each subaccount’s accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new accumulation unit value reflects the investment performance and the fees and expenses of the underlying portfolio, and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

4.	INVESTMENT CHOICES

The Separate Account

Currently the following underlying fund portfolios are offered through this Contract.

TRANSAMERICA SERIES TRUST – SERVICE CLASS

Portfolio Construction Manager: Morningstar Associates, LLC

Transamerica Asset Allocation – Conservative VP(2)

Transamerica Asset Allocation – Growth VP(2)

Transamerica Asset Allocation – Moderate VP(2)

Transamerica Asset Allocation – Moderate

Growth VP(2)

Transamerica International Moderate Growth VP(3)

Subadvised by BlackRock Investment Management, LLC

Transamerica BlackRock Large Cap Value VP(4)

Subadvised by Capital Guardian Trust Company

Transamerica Capital Guardian U.S. Equity VP(4)

Transamerica Capital Guardian Value VP(4)

Subadvised by ING Clarion Real Estate Securities

Transamerica Clarion Global Real Estate

Securities VP(4)

Subadvised by Federated Equity Management Company of Pennsylvania

Transamerica Federated Market Opportunity VP(4)

Subadvised by J.P. Morgan Investment Advisors, Inc.

Transamerica JPMorgan Core Bond VP(4)

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP(4)

Subadvised by ClearBridge Advisors, LLC

Transamerica Legg Mason Partners All Cap VP(4)

Subadvised by MFS® Investment Management

Transamerica MFS High Yield VP(4)

Transamerica MFS International Equity VP(4)

Subadvised by Columbia Management

Advisors, LLC

Transamerica Marsico Growth VP(4)

Subadvised by Munder Capital Management

Transamerica Munder Net50 VP(4)

Subadvised by Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP(4)

Subadvised by T. Rowe Price Associates, Inc.

Transamerica T. Rowe Price Equity Income VP(4)

Transamerica T. Rowe Price Small Cap VP(4)

Subadvised by Templeton Investment Counsel, LLC

and Transamerica Investment Management, LLC

Transamerica Templeton Global VP(5)

Subadvised by Third Avenue Management LLC

Transamerica Third Avenue Value VP(4)

Subadvised by Transamerica Investment

Management, LLC Transamerica Balanced

VP(4) Transamerica Convertible Securities

VP(4) Transamerica Equity VP(4)

Transamerica Growth Opportunities VP(4)

Transamerica Money Market VP(4)

Transamerica Science & Technology VP(4)

Transamerica Small/Mid Cap Value VP(4)

Transamerica U.S. Government Securities VP(4)

Transamerica Value Balanced VP(4)

Managed by AEGON USA Investment Management

Transamerica Index 50 VP

Transamerica Index 75 VP

Subadvised by Van Kampen Asset Management

Transamerica Van Kampen Mid-Cap Growth VP(4)

FIDELITY VARIABLE INSURANCE

PRODUCTS FUND – SERVICE CLASS 2

Managed by Fidelity Management & Research

Company

Fidelity - VIP Index 500 Portfolio

PROFUNDS(6)

Managed by ProFund Advisors LLC

ProFund VP Asia 30

ProFund VP Basic Materials

ProFund VP Bull

ProFund VP Consumer Services

ProFund VP Emerging Markets

ProFund VP Europe 30

ProFund VP Falling U.S. Dollar

ProFund VP Financials

ProFund VP International

ProFund VP Japan

ProFund VP Mid-Cap

ProFund VP Money Market

ProFund VP NASDAQ-100(7)

ProFund VP Oil & Gas

ProFund VP Pharmaceuticals

ProFund VP Precious Metals

ProFund VP Short Emerging Markets

ProFund VP Short International

ProFund VP Short NASDAQ-100(8)

ProFund VP Short Small-Cap

ProFund VP Small-Cap

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP UltraSmall-Cap

ProFund VP U.S. Government Plus

ProFund VP Utilities

ACCESS ONE TRUST(6)

Managed by ProFund Advisors LLC

Access VP High Yield FundSM

(1)	Formerly known as AEGON/Transamerica Series Trust.
(2)	Transamerica was added to the beginning of the fund name; and Portfolio was replaced with VP at the end of the fund name.
(3)	Transamerica was added to the beginning of the fund name; and Fund was replaced with VP at the end of the fund name.
(4)	Unless previously part of the name; Transamerica was added to the beginning of the fund name; and VP was added to the end of the fund name.
(5)	Formerly known as Templeton Transamerica Global.
(6)	The ProFunds and Access portfolios permit frequent transfers and investors in these portfolios may bear the additional costs and investment risks of frequent transfers.
(7)	Formerly known as ProFund VP OTC.
(8)	Formerly known as ProFund VP Short OTC.

The following subaccount is closed to new investment as of December 12, 2005:

TRANSAMERICA SERIES TRUST

– SERVICE CLASS(1)

Subadvised by J.P. Morgan Investment

Management Inc.

JPMorgan Mid Cap Value VP(2)

(1)	Formerly known as AEGON/Transamerica Series Trust.
(2)	Formerly known as JPMorgan Mid Cap Value.

The general public may not purchase these portfolios. Their investment objectives and contract may be similar to other portfolios and mutual funds managed by the same investment adviser or sub-adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to the portfolios offered by this prospectus.

There is no assurance that a portfolio will achieve its stated objective(s). For example, during extended periods of low interest rates, the yield of a money market subaccount may become extremely low and possibly negative. More detailed information may be found in the fund prospectuses. You should read the fund prospectuses carefully before you invest.

Please contact our administrative office at 1-800-851-9777 (Monday — Friday 8:30 a.m. — 7:00 p.m. Eastern Time) or visit our website

(www.westernreserve.com) to obtain an additional copy of the fund prospectuses containing more complete information concerning the funds and portfolios.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by Western Reserve, and Western Reserve may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.

Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) portfolios at least in part because they are managed by Transamerica Asset Management, Inc. (“TAM”), our directly owned subsidiary.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your Contract resulting from the performance of the Portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

We do not guarantee that each portfolio will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable laws, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes to allocations of new premiums by existing or new Contract owners at any time or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios or portfolio classes may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by applicable law.

We reserve the right to limit the number of subaccounts you are invested in at any one time.

The Fixed Account

Premium payments (and any premium enhancements) you allocate to, and amounts you transfer to, the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, neither the general account nor any interests in the general account is generally subject to the provisions of the 1933 Act or 1940 Act. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relates to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 2% (in most states) per year. We have no formula for determining fixed account current interest rates. We establish the interest rate, at our sole discretion, for each premium payment or transfer into the fixed account. Rates are guaranteed for at least one year, but will never be less than 2% per year.

The minimum fixed account cash value upon full surrender is 90% of the fixed account premium payments less partial surrenders and transfers from the fixed account accumulated at 3% per year.

Any money you allocate or transfer to the fixed account will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase.

When you request a transfer, or if we consent to a partial surrender from the fixed account, we will account for it on a first-in, first-out (“FIFO”) basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may transfer money from the fixed account to the subaccounts once during each Contract year, subject to certain restrictions. You may not transfer money between the fixed account and the subaccounts during the income phase. You may not make partial surrenders from the fixed account unless we consent.

Unless otherwise required by state law, we reserve the right to limit the amount you may allocate or transfer to the fixed account.

Transfers

During the accumulation period, you or your agent/registered representative of record may make transfers from any subaccount. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program.

Currently, we allow you to transfer up to 100% of the amount in the fixed account. However, we reserve the right to require that you comply with one or more of the following:

•	That you only make one transfer per Contract year. This restriction does not apply if you have selected dollar cost averaging;
•	That you request transfers from the fixed account in writing;
•	That you only make transfers from the fixed account during the 30 days following each contract anniversary; and
•	That you limit the maximum amount you transfer from the fixed account to the greater of:

1)	25% of the amount in the fixed account; or
2)	the amount you transferred from the fixed account in the immediately prior Contract year.

Before effecting any of these requirements, we will notify you in writing, and they will apply uniformly to all Owners.

Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive written notice of your request for the transfer. Transfers from the fixed account are not available through our Internet website.

During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account during the income phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year.

The fixed account is not available in all states. If your Contract was issued in Washington, Oregon, New Jersey or Massachusetts, you may not transfer any of their Contract value to the fixed account.

Transfers may be made by telephone, fax, mail or Internet, subject to limitations described under Section 4. Investment Choices – Telephone, Fax and Internet Transactions. We consider all transfers made in any one day to be a single transfer.

If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.

Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, internet or faxed request at our administrative office, provided we receive your request at our administrative office before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request at our administrative office at or after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

Market Timing and Disruptive Trading

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Statement of Policy. This variable insurance product was not designed for the use of market timers or frequent or disruptive traders (frequent transfers are considered to be disruptive). Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:
(a)	impeding a portfolio manager’s ability to sustain an investment objective;
(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or
(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or other potentially disruptive trading. Do not invest with us (except in the ProFunds or Access subaccounts as discussed above) if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different contract and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some contract owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such contract and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the contract and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, contract owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the contract and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners identified by an underlying fund portfolio as violating the frequent trading policies established for that portfolio.

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance contract, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Subaccounts. The restrictions above do not apply to ProFunds or Access subaccounts. Because the above restrictions do not apply to the ProFunds or Access subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

Dollar Cost Averaging Program

Dollar cost averaging allows you to transfer systematically a specific amount each month from the fixed account, the Transamerica Money Market VP subaccount, the Transamerica JPMorgan Core Bond VP subaccount or any combination of these accounts, to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer at least $100 monthly. To qualify, a minimum of $5,000 must be in each subaccount from which we make transfers.

You may request dollar cost averaging at any time. To enter into dollar cost averaging, you must submit a completed request form, signed by the owner, to us at our administrative office. There is no charge for this program. However, these transfers do count towards the 12 free transfers allowed during each Contract year.

If you make dollar cost averaging transfers from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start dollar cost averaging.

By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Dollar cost averaging does not guarantee a profit and it does not protect you from loss if market prices decline.

We reserve the right to discontinue offering dollar cost averaging 30 days after we send notice to you. Dollar cost averaging is not available if you have elected the asset rebalancing program or you elect to participate in any asset allocation service provided by a third party.

Dollar Cost averaging will terminate if we receive (at our mailing office) your or your authorized registered representative request to cancel your participation or the value in the account from which we make the transfers is depleted.

If we receive additional premium payments after a Dollar Cost Averaging program is completed; the additional premium will be allocated according to the current payment allocations at that time and will not reactivate a completed Dollar Cost Averaging program. New Dollar Cost Averaging instructions will be required to Dollar Cost Average this additional premium.

Asset Rebalancing Program

During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing. To enter into asset rebalancing, you must submit a completed request form, signed by the owner to our mailing office. To end participation in asset rebalancing, you or your authorized registered representative may call or write to our mailing office. Entrance to the asset rebalancing program is limited to once per Contract year. However, we will not rebalance if you are in the dollar cost averaging program or systematic partial surrender program, if you elect to participate in any asset allocation service provided by a third party or if you request any other transfer, or if we receive your request to discontinue participation at our administrative office. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

If you request the Asset Rebalancing program, we will change your future payment allocation to match the subaccounts in your Asset Rebalancing Program.

To qualify for asset rebalancing, a minimum annuity value of $10,000 for an existing Contract, or a minimum initial premium payment of $10,000, for a new Contract, is required. Any annuity value in the fixed account value may not be included in the asset rebalancing program. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

There is no charge for this program. However, each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

Telephone, Fax and Internet Transactions

You may make transfers, change the allocation of additional premium payments and request partial surrenders by telephone. Telephonic partial surrenders are not allowed in the following situations:

•	for qualified Contracts (except IRAs);
•	if you live, or if your Contract was issued, in a community property state;
•	if the amount you want to withdraw is greater than $50,000; or
•	if the address of record has been changed within the past 10 days.

Upon instructions from you, the registered representative/agent of record for your Contract may also make telephonic transfers or partial surrenders for you. If you do not want the ability to make transfers or partial surrenders by telephone, you should notify us in writing.

You may make telephonic transfers, allocation changes or request partial surrenders by calling our toll-free number: 1-800-851-9777 (Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time). You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine. Telephone transfers for contracts owned by trusts will only be allowed if a current trust certification form with a signature guarantee is on file at our administrative office. If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent transactions.

Telephone, fax and Internet orders must be received at our administrative office before 4:00 p.m. Eastern Time to receive same-day pricing. Orders received at our office at or after 4:00 p.m. Eastern Time will receive the price computed at the end of the next business day.

We may deny the telephone transaction privileges to market timers and frequent or disruptive traders.

Please use the following fax numbers for the following types of transactions:

•	to request a transfer, please fax your request to us at 727-299-1648. We will not be responsible for same-day processing of transfers if you fax your transfer request to a number other than this fax number; and

•	to request a partial surrender, please fax your request to us at 727-299-1620. We will not be responsible for same-day processing of partial surrenders if you fax your partial surrender request to a number other than this fax number.

You may make transfers and change premium payment allocations through our website - www.westernreserve.com.

We will not be responsible for transmittal problems which are not reported to us by the following business day. Any reports must be accompanied by proof of the faxed transmittal.

We cannot guarantee that telephone, fax or Internet transactions will always be available. For example, our administrative office may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. Outages or slowdowns may prevent or delay our receipt of your request.

In addition, you should protect your personal identification number (“PIN”) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions via an automated telephone or online system is you or is authorized to act on your behalf.

We may discontinue the availability of telephone, fax or Internet transactions at any time.

Third Party Investment Services

Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ.

Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Contracts. Western Reserve, therefore, takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties.

Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Note carefully:

•	Western Reserve does not offer, and does not engage any third parties to offer, investment allocation services of any type for use with the Contract.
•	Western Reserve is not party to any agreement that you may have with any third parties that offer investment allocation services for use with your Contract. Western Reserve is not responsible for any recommendations such investment advisers make, any investment strategies they choose to follow, or any specific transfers they make on your behalf.
•	Any fee that is charged by third parties offering investment allocation services for use with your Contract is in addition to the fees and expenses that apply under your Contract.
•	If you make withdrawals of policy value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59 1⁄2.

5.	EXPENSES

There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses below apply only during the accumulation period. The charges we deduct are used to pay aggregate Contract costs and expenses that we incur in providing the services and benefits under the Contract and assuming the risks associated with the Contract and riders. The charges may result in a profit to us.

Mortality and Expense Risk Charge

We charge a fee as compensation for bearing certain mortality and expense risks and premium enhancement expenses under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 1.00% of the average daily net assets that you have invested in each subaccount. If you add the annual step-up death benefit, the mortality and expense risk charge increases to 1.40%. This charge is deducted daily from the subaccounts during the accumulation period. During the income phase, if you elect a variable annuity option, we deduct a daily separate account annuitization charge from your subaccount assets equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges.

If these charges do not cover our actual mortality and expense risk costs and premium enhancement expenses, we absorb the loss. Conversely, if the charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges. We may use any profits to cover distribution costs and to help us recover premium enhancement expenses.

Administrative Charge

We deduct an annual administrative charge to partially cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.40% per year of the average daily net assets that you have invested in each subaccount.

Additional Earnings Rider Charge

If you select the Additional Earnings Rider, there is an annual charge during the accumulation period of 0.35% of your Contract’s annuity value. The charge will not be increased once the rider has been issued. We deduct the rider charge from your annuity value on each rider anniversary and pro rata on the termination date of the rider, including Contract surrender. We do not assess this charge during the income phase.

Annual Contract Charge

We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary during the accumulation period and at surrender. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct this charge to cover our costs of administering the Contracts. We currently waive this charge if either the annuity value, or the total premium payments, minus all partial surrenders (including any surrender charges), equals or exceeds $50,000 on a Contract anniversary on which the charge is payable.

Transfer Charge

You are generally allowed to make 12 free transfers among the subaccounts per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Dollar cost averaging and asset rebalancing transfers are considered transfers. All transfer requests made on the same day are treated as a single request. There is no charge for transfers from the fixed account, however, they will be counted towards the 12 free allowed per Contract year. We do not currently charge for Internet transfers, although we reserve the right to do so in the future. We deduct the charge to compensate us for the cost of processing the transfer.

Loan Processing Fee

If you take a Contract loan, we will impose a $30 loan processing fee. We deduct this fee from the loan amount. This fee is not applicable in all states. This fee covers loan processing and other expenses associated with establishing and administering the loan reserve. Only certain types of qualified Contracts can take Contract loans.

Premium Taxes

Some states assess premium taxes on the premium payments you make. A premium tax is a regulatory tax that some states assess on the premium payments made into a contract. If we should have to pay any premium tax, we will deduct the tax from each premium payment or from the accumulation unit value as we incur the tax. We may deduct the total amount of premium taxes, if any, from the annuity value when:

•	you elect to begin receiving annuity payments;
•	you surrender the Contract;
•	you request a partial surrender; or
•	a death benefit is paid.

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the Contract for any taxes we incur because of the Contract. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Surrender Charge

During the accumulation period, except under certain qualified Contracts, you may surrender part or all of the annuity value. We impose a surrender charge to help us recover sales expenses, including broker/dealer compensation and printing, sales literature and advertising costs and premium enhancement expenses. We expect to profit from this charge. We deduct this charge from your annuity value at the time you request a partial or complete surrender.

Unless we otherwise consent, the minimum amount available each time you request a partial surrender is $500.

If you take a partial surrender or if you surrender your Contract completely, we will deduct a surrender charge of up to 8% of premium payments surrendered within nine years after we receive a premium payment. We calculate the surrender charge on the full amount we must withdraw from your annuity value in order to pay the surrender amount, including the surrender charge. To calculate surrender charges, we treat surrenders as coming first from the oldest premium payment, then the next oldest and so forth.

The following schedule shows the surrender charges that apply during the nine years following each premium payment:

Number of Months Since Premium Payment Date	Surrender Charge
12 or less	8%
13 through 24	8%
25 through 36	8%
37 through 48	7%
49 through 60	6%
61 through 72	5%
73 through 84	4%
85 through 96	3%
97 through 108	2%
109 or more	0%

For example, assume your premium is $100,000, you have taken no partial surrenders, your annuity value is $106,000 in the 15th contract month and you request a full surrender. You would pay a surrender charge of $8,000 on the $100,000 premium (8% of $100,000). Likewise, if there was a market loss and you requested a full surrender (annuity value is $80,000), you would pay a surrender charge of $8,000 (8% of $100,000).

Keep in mind that partial and complete surrenders may be taxable, and if made before age 59 1⁄2, may be subject to a 10% federal penalty tax. For tax purposes, partial and complete surrenders are considered to come from earnings first.

There are several ways that you may make a partial surrender and we will not deduct the full surrender charge:

1. Partial Surrenders Up to the Free Amount. During any Contract year, you may request a partial surrender and we will not impose a surrender charge on any amount up to the maximum free amount. However, if you later completely surrender your Contract while surrender charges still apply, we will deduct from your annuity value the charge we would have deducted if there had been no free amount (this does not apply to New Jersey residents).

For partial surrenders under the Contract, the maximum free amount you can partially surrender without a surrender charge is equal to the greater of (a) or (b) where:

(a)	is equal to:
(i)	the annuity value on the date of the partial surrender; plus
(ii)	any amounts previously surrendered from he Contract; minus
(iii)	the total of all premiums paid for the Contract; minus

(iv)	any premium enhancement amounts credited; minus
(v)	any amounts previously surrendered under (a).

and

(b)	is equal to:
(i)	10% of the annuity value on the date of the partial surrender; minus
(ii)	any amounts partially surrendered during the Contract year in which the partial surrender is requested.

If the partial surrender is less than the value of (a), the partial surrender will be taken completely from (a). If the partial surrender is in excess of (a), but less than the value of (b), the partial surrender will be taken first from (a), with the excess taken from (b). If (a) is ever less than or equal to zero, the partial surrender will be taken entirely from (b).

For example, assume that you make a $100,000 premium payment to your Contract at issue, receive a premium enhancement of $4,000, and make no more premium payments. Also assume at the end of the 13th Contract month there is an annuity value of $120,000 before a partial surrender of $16,000 is taken out surrender charge free (the greater of $16,000 under (a) ($120,000 — $100,000 — $4,000), or $12,000 under (b) ($120,000 × 10%)).

If, at the end of the 19th Contract month, there is an annuity value of $106,000 before a partial surrender of $20,000 is taken out, the surrender charge on this partial surrender will be calculated as follows:

(a)(i)	$106,000 is the annuity value on the date of the partial surrender; and is added to
(a)(ii)	$16,000 is the net amount of the partial surrender that occurred in the 13th month; minus
(a)(iii)	$100,000 is the total of all premiums paid; minus
(a)(iv)	$4,000 is the total of any premium enhancement amounts; minus
(a)(v)	$16,000 is the total of any growth in the Contract previously surrendered.

The total for (a) is: $106,000 + $16,000 – $100,000 – $4,000 – $16,000 = $2,000

or

(b)(i)	$10,600 is 10% of the annuity value; minus
(b)(ii)	$16,000.

The total for (b) is: $10,600 – $16,000 = – $5,400.

The maximum amount of this partial surrender available without a surrender charge is $2,000 (a).

The portion of this partial surrender which is subject to a surrender charge is $20,000 – $2,000 = $18,000. The surrender charge is calculated on the amount that must be surrendered ($19,565.22) in order to leave $18,000 after the 8% surrender charge is applied. The surrender charge is: $19,565.22 × .08 = $1,565.22. Subtracting $1,565.22 from $19,565.22 leaves $18,000, which is the amount you will receive after the 8% surrender charge has been taken.

To sum up: The total amount we will deduct from your annuity value so that you receive $20,000 is $21,565.22. That is calculated as: $2,000 (free amount) + $18,000 (amount after surrender charge has been taken) + $1,565.22 (surrender charge) = $21,565.22.

2. Systematic Partial Surrenders. During any Contract year, you may make a systematic partial surrender on a monthly, quarterly, semi-annual or annual basis without paying surrender charges. Systematic partial surrenders must be at least $50. The amount of the systematic partial surrender may not exceed 10% of the annuity value at the time the surrender is made, divided by the number of surrenders made per calendar year. We reserve the right to discontinue systematic partial surrenders if any surrender would reduce your annuity value below $10,000.

You may elect to begin or discontinue systematic partial surrenders at any time. However, we must receive written notice at our administrative office at least 30 days prior to the date systematic partial surrenders are to be discontinued. (Additional limitations apply. See Section 7. Access to Your Money - Systematic Partial Surrenders.)

3. Nursing Care Facility Waiver. We will waive the surrender charge, provided:

•	you (or any joint owner) have been confined to a nursing care facility for 30 consecutive days or longer;
•	your confinement began after the Contract date; and
•	you provide us with satisfactory written evidence of your confinement, including dates, at the time you make each request for partial surrender or complete surrender.

We will waive the surrender charge under the waiver only for partial and complete surrenders made during your confinement or within two months after your confinement ends. This waiver is not available in all states.

If you take a partial or complete surrender under the nursing care facility waiver, the amount of your surrender value will be reduced by the total premium enhancements we credited to your annuity value during the 12 months before the partial or complete surrender.

4. Terminal Condition Waiver. We will waive the surrender charge upon a complete or partial surrender, provided:

•	you (or any joint owner) is diagnosed with a terminal condition after the Contract date;
•	you (or any joint owner) provide a written statement acceptable to us and signed by a physician;
•	the written statement provides the physician’s diagnosis and prognosis of your (or any joint owner’s) non-correctable medical condition; and
•	the written statement says with reasonable medical certainty that the non-correctable medical condition will result in death within 12 months from the date of the written statement, taking into consideration ordinary and reasonable medical care, advice and treatment available in the same or similar communities.

We will waive all surrender charges upon receipt of a complete or partial surrender request if you include such a written statement from a physician with your request. The minimum amount that you may partially surrender under this waiver is $1,000. If you request a complete surrender, or a partial surrender for an amount that reduces the annuity value below the minimum balance required under your Contract, we will pay you the Contract’s complete annuity value and your Contract will terminate. This waiver is not available in all states.

If you take a partial or complete surrender under the terminal condition waiver, the amount of your surrender value will be reduced by the total premium enhancements we credited to your annuity value during the 12 months before the complete or partial surrender.

Portfolio Management Fees

The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios. The portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses reduce the value of your portfolio shares. A description of these fees and expenses is found in the Annuity Contract Fee Table section of this prospectus and in the fund prospectuses.

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

•	Rule 12b-1 Fees. Our affiliate Transamerica Capital, Inc. (“TCI”) is the principal underwriter for the contracts. TCI receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable annuity products are then credited to us as an administrative expense. These fees range from 0.00% to 0.25% of the average daily assets of the certain portfolios attributable to the Contracts and to certain other variable annuity and insurance products that we and our affiliates issue.
•	Administrative, Marketing and Support Service Fees (“Service Fees”). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub- adviser receives from the advisory fee deducted from underlying fund portfolio assets. Contract owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is based on a percentage of the assets of the particular portfolios attributable to the Contract and to certain other variable annuity and insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub- advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Western Reserve and TCI
Fund	Maximum Fee % of assets(1)
Access One Trust	0.25%
Transamerica Series Trust(2)	0.25%
ProFunds	0.25%
Variable Insurance Products Fund (Fidelity) (3)	0.50%

(1)	Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this contract and under certain other variable insurance products offered by our affiliates and us. We may continue to receive 12b- 1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.
(2)	Because Transamerica Series Trust (“TST”) is managed by our affiliate Transamerica Asset Management, Inc. (“TAM”), there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other arrangements may be received from TAM. A variety of financial and accounting methods may be used to allocate resources and profits to us. Such payments or arrangements may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or arrangements may take the form of internal credits, recognition, or cash payments. Additionally, if a TST portfolio is sub- advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2007 we received $24,366,029.88 from TAM pursuant to these arrangements. This is in addition to the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.
(3)	We receive this percentage once $100 million in fund shares are held by the subaccounts of Western Reserve and its affiliates.

•	Other payments. We and our affiliates, including Transamerica Capital, Inc. (“TCI”), InterSecurities, Inc. (“ISI”), and World Group Securities (“WGS”), also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the profits the investment adviser or sub- adviser receives from the advisory fee deducted from underlying fund portfolio assets. Contract owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees. Certain advisers and sub- advisers of the underlying portfolios (or their affiliates) (1) may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees; (2) may pay ISI varying amounts to obtain access to ISI’s wholesaling and selling representatives; (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the portfolios and to cooperate with their promotional efforts; and (4) may reimburse our affiliated selling firms for exhibit booths and other items at national conferences of selling representatives. The amounts may be significant and provide the adviser or subadviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Contract.

For the calendar year ended December 31, 2007, TCI received revenue sharing payments ranging from $2,500 to $49,350 (for a total of $381,768.22) from the following Fund managers and/or sub-advisers to participate in TCI’s events: ClearBridge Advisors, LLC, T. Rowe Price Associates Inc., Transamerica Investment Management, LLC, Van Kampen Asset Management, Morgan Stanley Investment Management, Inc., Janus Capital Management, LLC, Jennison Associates LLC, Pacific Investment Management Company LLC, MFS® Investment Management, American Century Investment Management, Inc., AllianceBernstein L.P., Federated Equity Management Company of Pennsylvania, Federated Investment Management Company, Fidelity Management & Research Company, ING Clarion Real Estate Securities, BlackRock Advisors LLC, BlackRock Investment Management, LLC, Invesco AIM, Inc., Columbia Management Advisors, LLC, J.P. Morgan Investment Management, Inc., OppenheimerFunds, Inc., and RidgeWorth Capital Management, Inc.

Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the sub- advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the contract, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Sale of the Contracts” in this prospectus.

6.	TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuity contract are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules generally provide individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until taken out. This is referred to as tax deferral. When a non- natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes and tax deferral will not apply.

There are different rules as to how you will be taxed depending on how you take the money out and the type of contract—qualified or nonqualified.

You will generally not be taxed on increases in the value of your contract until a distribution occurs (either as a partial withdrawal, surrender, or as annuity payments).

Qualified and Nonqualified Contracts

If you purchase the contract under an individual retirement annuity, a 403(b) plan, a pension plan, or specially sponsored program, your contract is referred to as a qualified contract.

Qualified contract are issued in connection with the following:

—	Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
—	Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the contract on a pre-tax basis.
—	Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit- sharing plans for their employees or themselves and make contributions to the contract on a pre- tax basis.
—	Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified contract. There are limits on the amount of contributions you can make to a qualified contract.

Other restrictions may apply including terms of the plan in which you participate. Optional death benefit features in some cases may exceed the greater of the premium payments or the contract value. Such a death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan. Because an optional death benefit may exceed this limitation, anyone using the contract in connection with such plans should consult their tax adviser before purchasing an optional death benefit. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the contract, if any, comport with IRA qualification requirements.

If you purchase the contract as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your contract is referred to as a nonqualified contract.

Partial Withdrawals and Surrenders— Qualified Contracts Generally

There are special rules that govern qualified contract. Generally, these rules restrict:

—	the amount that can be contributed to the contract during any year;
—	the time when amounts can be paid from the contract; and
—	the amount of any death benefit that may be allowed.

In the case of a withdrawal under a qualified contract, a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total account balance or accrued benefit under the retirement plan. Your “investment in the contract” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. In some cases, your “investment in the contract” can be zero.

In addition, a penalty tax may be assessed on amounts partially withdrawn or surrendered from the contract prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the contract by a certain date. The terms of the plan may limit the rights otherwise available to you under the contract. We have provided more information in the SAI.

If you are attempting to satisfy minimum required distribution rules through partial surrenders, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed.

The Internal Revenue Code generally requires that interests in a qualified contract be nonforfeitable. If your contract contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax advisor before purchasing a bonus rider as part of a qualified contract.

You should consult your legal counsel or tax adviser if you are considering purchasing a contract for use with any qualified retirement plan or arrangement.

Partial Withdrawals and Surrenders—403(b) Contracts

The rules described above for qualified contract generally apply to 403(b) contract. However, specific rules apply to surrenders from certain 403(b) contract. Partial withdrawals and surrenders can generally only be made when an owner:

—	reaches age 59 1⁄2;
—	leaves his/her job;
—	dies;
—	becomes disabled (as that term is defined in the Internal Revenue Code); or
—	declares hardship. However, in the case of hardship, the owner can only partially withdraw or surrender the premium payments and not any earnings.

Please Note: In some instances the signature of the employer may be required.

Defaulted loans from Code Section 403(b) arrangements, and pledges and assignments of qualified contract generally are taxed in the same manner as surrenders from such contract. Please refer to the SAI for further information applicable to distributions from 403(b) contract.

Partial Withdrawals and Surrenders— Nonqualified Contracts

The information above describing the taxation of qualified contract does not apply to nonqualified contract. If you take a partial withdrawal or surrender (including systematic payouts and payouts under an optional feature, if any) from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that partial withdrawal or surrender as first coming from earnings and then from your premium payments. If your contract contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax advisor. When you make a partial withdrawal or surrender you are taxed on the amount of the partial withdrawal or surrender that is earnings. If you make a surrender, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract,” which is generally your premiums paid (adjusted for any prior partial withdrawals or portions thereof that were not taxable). In general loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. Different rules apply for annuity payments. See “Annuity Payments” below.

The Internal Revenue Code also provides that partially withdrawn or surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some partial withdrawals and surrenders will be exempt from the penalty tax. They include, among others, any amounts:

—	paid on or after the taxpayer reaches age 59 1⁄2;
—	paid after an owner dies;
—	paid if the taxpayer becomes disabled (as that term is defined in the Internal Revenue Code);
—	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
—	paid under an immediate annuity; or
—	which come from premium payments made prior to August 14, 1982.

All nonqualified deferred annuity contract that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of the annuitant. Generally, such amounts should be includable in the income of the recipient:

—	if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; or
—	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified contract, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

—	Fixed payments—by dividing the “investment in the contract” on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
—	Variable payments—by dividing the “investment in the contract” on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The contract must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity. These diversification and distribution requirements are discussed in the SAI. We may modify the contract to attempt to maintain favorable tax treatment.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Transfers, Assignments or Exchanges of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the contract.

We have the right to modify the contract to meet the requirements of any applicable laws or regulations, including legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g., death benefits other than the standard death benefit) are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax advisor prior to selecting any optional benefit under the contract.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

7.	ACCESS TO YOUR MONEY

Partial and Complete Surrenders

During the accumulation period, you can have access to the money in your Contract by making either a partial or complete surrender.

If you want to surrender your Contract completely, you will receive the cash value, which equals the annuity value of your Contract, minus:

•	any surrender charges;
•	any premium taxes;
•	any loans;
•	any unpaid accrued interest;
•	the annual Contract charge; and
•	the pro rata Additional Earnings Rider charge, if applicable.

The minimum fixed account cash value upon full surrender is 90% of the fixed account premium payments less partial surrenders and transfers from the fixed account accumulated at 3% per year.

The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for surrender at our administrative office, unless you specify a later date in your request.

No partial surrender is permitted if it would reduce the cash value below $10,000. You may not make partial surrenders from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial surrender from each of the investment choices in proportion to the annuity value.

Unless we otherwise consent, the minimum amount available each time you request a partial surrender is $500.

Remember that any partial surrender you make will reduce the annuity value. Under some circumstances, a partial surrender will reduce the death benefit by more than the dollar amount of the partial surrender. See Section 9. Death Benefit, and the SAI for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any partial or complete surrender you make.

We must receive a (at our administrative office) properly completed surrender request which must contain your original signature. We will accept fax or telephone requests for partial surrenders as long as the surrender proceeds are being sent to the address of record. The maximum partial surrender amount you may request by telephone is $50,000.

When we incur extraordinary expenses, such as wire transfers or overnight mail expenses, for expediting delivery of your partial or complete surrender payment, we will deduct that charge from the payment. We charge $25 for a wire transfer and $20 for an overnight delivery ($30 for Saturday delivery).

For your protection, a signature guarantee may be required in certain circumstances including but not limited to:

•	all requests for partial or complete surrenders over $500,000;
•	where the partial or complete surrender proceeds will be sent to an address other than the address of record; or
•	any request for partial or complete surrender within 10 days of our receipt of an address change.

All signature guarantees must be made by:

•	a national or state bank;
•	a member firm of a national stock exchange; or
•	any institution that is an eligible guarantor under SEC rules and regulations.

Notarization is not an acceptable form of signature guarantee.

If the Contract’s owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any surrender. Other restrictions will apply to Section 403(b) qualified Contracts and Texas Optional Retirement Program Contracts. For more information, call us at 1-800-851-9777 (Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time).

Delay of Payment and Transfers

Payment of any amount due from the separate account for a partial or complete surrender, a death benefit, loans, or on the death of an owner of a nonqualified Contract, will generally occur within seven days from the date all required information is received by us. We may be permitted to defer such payment from the separate account if:

•	the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or

•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
•	the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of transfers, partial or complete surrenders, death benefits and loan amounts from the fixed account for up to six months.

If mandated under applicable law or by regulation, we may be required to reject a premium payment We may be required to provide additional information about you or your account to governmental regulators. In addition, we may be required to block a Contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, annuity payments or death benefits until instructions are received from the appropriate regulators.

Partial Surrenders and Premium Enhancements

In the future, we may, in our sole discretion, reduce the amount of future premium enhancements by the amount of certain partial surrenders. If we were to reduce future premium enhancements by the amount of future partial surrenders, the reduction could be on a dollar-for-dollar basis or on a proportionate basis. We will send you advance notice explaining how the reduction would work. The reduction would apply only to partial surrenders taken after we send you notice.

Systematic Partial Surrenders

During the accumulation period, you can elect to receive regular payments from your Contract without paying surrender charges by using systematic partial surrenders. Unless you specify otherwise, we will deduct systematic partial surrender amounts from each subaccount (and, if we consent, the fixed account) in proportion to the value each subaccount bears to the annuity value at the time of the partial surrender. You can partially surrender up to 10% of your annuity value annually (or up to 10% of your initial premium payment if a new Contract), in equal monthly, quarterly, semi-annual or annual payments of at least $50. Your initial premium payment, if a new Contract, or your annuity value, if an existing

Contract, must equal at least $25,000. We will not process a systematic partial surrender if the annuity value for the entire Contract would be reduced below $10,000. No systematic partial surrenders are permitted from the fixed account without our prior consent.

There is no charge for taking systematic partial surrenders. You may stop systematic partial surrenders at any time. We reserve the right to discontinue offering systematic partial surrenders 30 days after we send you written notice.

You can take systematic partial surrenders during the accumulation period only. On the maturity date, you must annuitize the Contract and systematic partial surrender payments must stop.

Income taxes, federal tax penalties and other restrictions may apply to any systematic partial surrender you receive.

Contract Loans for Certain Qualified Contracts

You can take Contract loans during the accumulation period after the right to cancel period has expired when the Contract is used in connection with a tax- sheltered annuity plan under Section 403(b) of the Code (limit of one Contract loan per Contract year). No additional loans will be allowed if there is a defaulted loan. There can be no more than two outstanding loans at any given time.

The maximum amount you may borrow against the Contract is the lesser of:

•	50% of the annuity value; or
•	$50,000 reduced by the highest outstanding loan balance during the one-year period immediately prior to the loan date. However, if the annuity value is less than $20,000, the maximum you may borrow against the Contract is the lesser of 80% of the annuity value or $10,000.

The minimum loan amount is $1,000 (unless otherwise required by state law). You are responsible for requesting and repaying loans that comply with applicable tax requirements, and other laws, such as the Employee Retirement Income Security Act of 1974 (“ERISA”). In addition, the Department of Labor has issued regulations governing loans taken by plan participants under retirement plans subject to ERISA. These regulations require, in part, that a loan from an ERISA-governed plan be made under an enforceable agreement, charge a reasonable rate of interest, be adequately secured, provide a reasonable repayment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. Failure to comply with these requirements may result in penalties under the Code and ERISA. You and your employer are responsible for determining whether your plan is subject to, and complies with, ERISA and the Department of Labor’s regulations governing plan loans and the tax rules applicable to loans. Accordingly, you should consult a competent tax advisor before requesting a Contract loan.

The loan amount will be withdrawn from your investment choices and transferred to the loan reserve. The loan reserve is part of the fixed account and is used as collateral for all Contract loans. We reserve the right to postpone distributing the loan amount from the fixed account for up to six months, if required.

On each Contract anniversary we will compare the amount of the Contract loan to the amount in the loan reserve. If all Contract loans and unpaid accrued interest due on the loan exceed the amount in the loan reserve, we will withdraw the difference and transfer it to the loan reserve. If the amount of the loan reserve exceeds the amount of the outstanding Contract loan, we will withdraw the difference from the loan reserve and transfer it in accordance with your current premium payment allocation. We reserve the right to transfer the excess to the fixed account if the amount used to establish the loan reserve was transferred from the fixed account.

If all Contract loans and unpaid interest due on the loan exceeds the cash value, we will mail to your last known address and to any assignee of record a notice stating the amount due in order to reduce the loan amount so that the loan no longer exceeds the cash value. If the excess amount is not paid within 31 days after we mail the notice, the Contract will terminate without value.

You can repay any Contract loan in full:

•	while the Contract is in force, and
•	during the accumulation period.

Note Carefully: If you do not repay your Contract loan, we will deduct an amount equal to the unpaid loan balance plus any unpaid accrued interest from:

•	the amount of any death benefit proceeds;
•	the amount we pay upon a partial or complete surrender; or
•	the amount we apply on the maturity date to provide annuity payments.

You must pay interest on the loan at the rate of 6% per year. You are responsible for determining whether this interest rate is reasonable under ERISA. We deduct interest in arrears. Amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 4%. Principal and interest must be repaid:

•	in level quarterly or monthly payments over a 5- year period; or
•	over a 10, 15 or 20-year period, if the loan is used to buy your principal residence.

Please Note: Once established, you cannot change the due date or payment method.

An extended repayment period cannot go beyond the year you turn 70 1⁄2.

IF:

•	a repayment is not received within 31 days from the original due date;

THEN:

•	under federal tax law you will be treated as having a deemed distribution of all Contract loans, unpaid accrued interest, and any applicable charges, including any surrender charge.

This distribution will be reported as taxable to the Internal Revenue Service, may be subject to income and penalty tax, and may cause the Contract not to qualify under Section 403(b) of the Code. You may fax your loan request to us at 727-299-1620.

The loan date is the date we process the loan request. We charge a $30 fee to cover loan processing and expenses associated with establishing and administering the loan reserve (not applicable in all states). For your protection, we will require a signature guarantee for any loan request within 30 days of an address change. We reserve the right to limit the number of Contract loans to one per Contract year.

Contract loans may not be available in all states.

8.	PERFORMANCE

We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

First, we may disclose standardized total return figures for the subaccounts that reflect the initial premium enhancement of 4.0% and the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense risk charge, the administrative charge, the annual Contract charge and the surrender charge. Charges for the optional riders are not deducted. These figures are based on the actual historical performance of the subaccounts investing in the underlying portfolios since their inception, adjusted to reflect current Contract charges.

Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be increased by the premium enhancement or reduced by the surrender charge currently assessed under the Contract. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

The TST fund prospectus presents the total return of certain existing SEC-registered funds that are managed by sub-advisers to the TST fund portfolios. These funds have investment objectives, policies and strategies that are substantially similar to those of certain portfolios. We call the funds the “Similar Sub-Adviser Funds.” None of the fees and charges under the Contract has been deducted from the performance data of the Similar Sub-Adviser Funds. If Contract fees and charges were deducted, the investment returns would be lower. The Similar Sub- Adviser Funds are not available for investment under the Contract.

9.	DEATH BENEFIT

Payments on Death

We will pay death benefit proceeds to your

beneficiary(ies), under certain circumstances, if you are both an owner and annuitant, and you die during the accumulation period (that is before the maturity date). A beneficiary may choose to receive payment of his or her portion of the death benefit proceeds under a life annuity payment option, to continue the Contract in the accumulation period for a specified number of years, or to receive a lump sum payment. Death benefit provisions may differ from state to state.

If a beneficiary does not choose one of these options, then the default option for nonqualified Contracts is complete distribution of the beneficiary’s interest within 5 years of an owner’s death, and the default option for qualified Contracts is payout over a beneficiary’s life expectancy. Please see Section 9. Death Benefit - Alternate Payment Elections Before the Maturity Date for details.

Payments upon death are subject to certain distribution requirements under the Code. See the SAI for more details.

An additional death benefit may be payable if the Additional Earnings Rider was purchased and is in effect at the time the death benefit proceeds become payable. See Additional Earnings Rider below for details.

Before the Maturity Date. Payment of the death benefit proceeds depends on the status of the person who dies, as shown below:

IF:

•	an owner and the annuitant ARE the same person and that person dies;

THEN:

•	we pay the death benefit proceeds to the beneficiaries, if alive,(1)(2)(3)(4)(5) and, in some cases, reset the death benefit.(4) If the surviving spouse is the joint owner and the Contract continues (or if the surviving spouse is sole beneficiary and elects to continue the Contract), then the annuity value is adjusted to equal the death benefit proceeds and the death benefit is reset.(3)

IF:

•	the surviving spouse who continued the Contract dies;

THEN:

•	we pay the death benefit proceeds to the beneficiaries, if alive,(1)(2)(3)(4)(5) otherwise to the estate of the surviving spouse.

IF:

•	an owner and an annuitant ARE NOT the same person, and an annuitant dies first;

THEN:

•	an owner becomes the annuitant and the Contract continues. In the event of joint owners, the younger joint owner will automatically become the new annuitant and the Contract will continue.

IF:

•	an owner and an annuitant ARE NOT the same person, and an owner dies first;

THEN:

•	we pay the cash value to the
beneficiary(1)(5)(7)(8), or if the sole beneficiary is the surviving spouse, the Contract continues.(6) In the event of joint owners, the surviving joint owner becomes the sole owner and the Contract will continue. If the Contract continues, we will not adjust the annuity value to equal the death benefit proceeds.

(1)	The Code requires that payment to the beneficiaries be made in a certain manner and within certain strict timeframes. We discuss these timeframes in Alternate Payment Elections Before the Maturity Date below.
(2)	If no beneficiary is alive on the death report day, then the death benefit proceeds are paid to an owner’s estate. If the sole beneficiary was living on an owner’s date of death, but died before the death report day, the death benefit is paid to an owner’s estate, not to the beneficiary’s estate.
(3)	If the sole beneficiary is the deceased owner/annuitant’s surviving spouse, the surviving spouse may elect to continue the Contract in force as the new owner and annuitant. Likewise, if the joint owner is the deceased owner’s surviving spouse, the Contract will continue in force with the surviving spouse as the new owner and annuitant. In either case, we will adjust the annuity value as of the death report day to equal the death benefit proceeds as of the death report day. We also will reset the age used in the death benefit provisions under the continuing Contract as of the death report day so that the death benefit is based on the age of the surviving spouse. Consequently, if you purchase the optional annual step-up death benefit, the phrase “the annuitant’s 81st birthday” will refer to the age of the surviving spouse. If the surviving spouse is over age 81 on the death report day of the first deceased owner, then we will calculate the death benefit paid on the death of the surviving spouse by taking the highest annuity value (i.e., the annuity value as of the death report day) and adding any subsequent premium payments and subtracting the total partial surrenders following the death report day of the first deceased owner.
(4)	If a beneficiary elects to receive his or her portion of the death benefit proceeds within five years of the date of death of the annuitant or over a period that does not exceed such beneficiary’s life expectancy

(the “distribution period”), then the Contract will continue with some modifications until the end of the elected distribution period. We will adjust the annuity value as of the death report day to equal the death benefit proceeds as of the death report day. We will pay a death benefit if such beneficiary dies during the distribution period, and we will revise the way we calculate the death benefit so that it is based on the age of such beneficiary. The Contract will terminate at the end of the distribution period.

(5)	If there are multiple beneficiaries, each beneficiary may elect, individually, how he or she wishes to receive his or her proportionate share of the death benefit proceeds.
(6)	If the sole beneficiary is alive and is the deceased owner’s surviving spouse at the time of the deceased owner’s death, then the Contract will continue with the spouse as the new owner.
(7)	If any beneficiary is alive, but is not the deceased owner’s spouse at the time of the deceased owner’s death, then the beneficiary must receive the cash value in the manner and within the timeframes discussed below in Alternate Payment Elections Before the Maturity Date.
(8)	If no beneficiary is alive, the owner’s estate will become the new owner and the cash value must be distributed within 5 years of the deceased owner’s death.

The death benefit proceeds are reduced by any outstanding Contract loans plus accrued interest and premium taxes due.

Different rules apply if an owner or beneficiary is not a natural person. Please consult the SAI, your Contract or your agent for more details.

After the Maturity Date. The death benefit paid after the start of annuity payments depends upon the annuity option you selected. See Section 2. Annuity Payments (The Income Phase) - Fixed Annuity Payment Options and Variable Annuity Payment Options. Not all payment options provide for a death benefit.

If any owner dies on or after the start of annuity payments, the remaining portion of any interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the annuitant’s death.

Standard Death Benefit

Death benefit provisions may differ from state to state. The death benefit proceeds may be paid as a lump sum, as substantially equal payments while the Contract continues in the accumulation period for a specified number of years, or as annuity payments but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

If an owner who is the annuitant dies before the maturity date and if the death benefit proceeds are payable, the standard death benefit proceeds will be the greater of:

•	the annuity value of your Contract on the death report day, reduced by the amount of any premium enhancements credited to the annuity value within the 12 months before the death report day; or
•	the total premium payments you make to the Contract as of the death report day (not including premium enhancements), reduced by adjusted partial surrenders.

For example, assume that you make a $100,000 [P(0)] premium payment at issue, receive a premium enhancement of $4,000 [E(0)] on the initial premium payment; then you make a subsequent premium payment of $20,000 [P(1)] at the beginning of your 20th Contract month and receive a premium enhancement of $800 [E(1)] on this payment; and then make another subsequent premium payment of $10,000 [P(2)] at the beginning of your 27th Contract month and receive a premium enhancement of $300 [E(2)] on this payment. Also assume an annuity value of $150,000 [A(3)] on the death report day (at the end of the 30th Contract month).

The	standard death benefit will be the greater of:
1.	Annuity value: A(3) – [E(1) + E(2)] = $150,000 – ($800 + $300) = $148,900
2.	Return of premium: P(0) + P(1) + P(2) = $100,000 + $20,000 + $10,000 = $130,000

The standard death benefit will be $148,900 from the annuity value.

Note: In the example above, we assume that the initial premium payment and the next premium payment paid (at the beginning of the 20th Contract month), each receive a 4.0% premium enhancement. However, we assume that the premium payment paid at the beginning of the 27th Contract month receives a 3% premium enhancement.

The standard death benefit proceeds are not payable after the maturity date.

Optional Death Benefit

On the Contract application, you may add the annual step-up death benefit rider. This rider is not available if you, a joint owner or the annuitant is age 76 or older on the Contract date. This rider is only payable during the accumulation period and is not payable after the maturity date. You may not select the annual step-up death benefit rider after the Contract has been issued. If you purchase this rider, you cannot drop it after we issue your Contract. You may not add the Additional Earnings Rider if you have purchased the annual step-up death benefit rider.

Annual Step-Up Death Benefit. If an owner who is the annuitant dies during the accumulation period and if the death benefit proceeds are payable, then the annual step-up death benefit proceeds are the greater of:

•	the standard death benefit; or
•	the annual step-up death benefit: This benefit equals the highest annuity value on any Contract anniversary prior to the annuitant’s 81st birthday. If the Contract anniversary with the highest annuity value occurs during the 12-month period before the death day, then the highest annuity value will be reduced by the amount of any premium enhancements credited to the annuity value from the beginning of this 12-month period to that Contract anniversary. The highest annuity value will be increased for premium payments you have made (but not increased for the premium enhancements applicable to those premiums) and decreased for any adjusted partial surrenders we have paid to you following the Contract anniversary on which the highest annuity value occurs. This death benefit will not exceed 200% of total premium payments less partial surrenders.

If you select this option, then the mortality and expense risk charge will increase to 1.40%.

Effect of Adjusted Partial Surrender on Death Benefits

When you request a partial surrender, we will reduce the death benefit under the Contract by an “adjusted partial surrender.” Adjusted partial surrenders will reduce the death benefit proceeds by the amount of the partial surrender times the ratio of:

•	the amount of the death benefit proceeds on the same date as, but immediately before the partial surrender, to
•	the annuity value immediately before the partial surrender.

We have included a more detailed explanation of this adjustment in the SAI.

If the death benefit proceeds are greater than the annuity value prior to the partial surrender, the adjusted partial surrender may be more than the amount of your request. For this reason, if a death benefit is paid after you have made a partial surrender, the total of that partial surrender and the death benefit could be less than the death benefit immediately before you have made a partial surrender. If the death benefit proceeds are less than the annuity value prior to the partial surrender, the adjusted partial surrender will reduce the death benefit dollar for dollar.

Additional Benefits with Spousal Continuation

If an owner who is the annuitant dies before the maturity date, and the surviving spouse of the deceased owner continues (if a joint owner) or elects to continue (if a sole beneficiary) the Contract, the surviving spouse becomes sole owner and annuitant. We will increase the annuity value as of the death report day to equal the death benefit proceeds as of the death report day. We will pay a death benefit on the death of the surviving spouse and revise the way we calculate the death benefit so that it is based on the age of the surviving spouse.

Additional Death Benefit on Beneficiary’s Death

If an owner who is the annuitant dies before the maturity date, and if the deceased owner’s spouse is not named as the joint owner or as the sole beneficiary who elects to continue the Contract, then each beneficiary can elect to keep the Contract in the accumulation period (with some restrictions) and to receive his or her portion of the death benefit proceeds over a period not to exceed that beneficiary’s life expectancy (the “distribution period”). We will pay a death benefit if the beneficiary dies during the distribution period and permit such beneficiary to name a new beneficiary. We will revise the way we calculate that death benefit so that it is based on the age of such beneficiary.

Alternate Payment Elections Before the Maturity Date

If a beneficiary is entitled to receive the death benefit proceeds, a beneficiary may elect to receive the death benefit in a lump sum payment or to receive payment under one of the following options that provides for complete distribution and termination of this Contract at the end of the distribution period:

1.	within 5 years of the date of an owner’s death;
2.	over the beneficiary’s lifetime, with payments beginning within one year of the deceased owner’s death; or
3.	over a specified number of years, not to exceed the beneficiary’s life expectancy, with payments beginning within one year of an owner’s death.

Different rules may apply if the Contract is a qualified Contract.

To determine payments, we may use the “account- based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning within one year of the deceased owner’s death.

Multiple beneficiaries may choose individually among any of these options.

If the deceased annuitant was an owner, and one or more beneficiaries chooses one of the above options instead of a lump sum payment, we will “reset” the age used in the death benefit provisions under the new option as of the death report day, so that the death benefit is based on the age of the particular new annuitant (i.e., the beneficiary). As a result, if you purchased the optional annual step-up death benefit rider, the phrase “the annuitant’s 81st birthday” will refer to the age of the particular beneficiary. If the beneficiary is over age 81 on the death report day of the first deceased owner, then we will calculate the death benefit paid on the death of the particular beneficiary by taking the annuity value as of the death report day and adding any subsequent premium payments and subtracting the total adjusted partial surrenders following the death report day of the first deceased owner. This option applies to both spousal and non-spousal beneficiaries.

If a beneficiary chooses 1 or 3 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The beneficiary’s proportionate share of the death benefit proceeds becomes the new annuity value. Any payments made to a beneficiary under option 3 will be treated as adjusted partial surrenders. See Effect of Adjusted Partial Surrender on Certain Death Benefits above. If a beneficiary chooses 2 above, the Contract remains in effect, but moves into the income phase with that beneficiary receiving payments under a life annuity payment option.

Special restrictions apply to options 1 and 3 above. See the SAI for more details.

These Alternate Payment Elections do not apply if the sole beneficiary is the surviving spouse of the deceased owner and the surviving spouse continues the Contract. These Alternate Payment Elections do apply when we pay the cash value to the beneficiary on the death of an owner who is not the annuitant. When an owner who is not the annuitant dies, we do not increase the annuity value to equal the death benefit proceeds.

Additional Earnings Rider

The optional Additional Earnings Rider may pay an Additional Earnings Rider Amount when an owner who is the annuitant dies and death benefit proceeds are paid under your Contract. You may elect the rider when we issue the Contract or on any Monthiversary during the accumulation period before you, a joint owner or the annuitant reach age 76 and if you have not already purchased the annual step-up death benefit rider. In order to buy this rider:

•	you must be both the owner and annuitant (except in the case of a trust or employer- sponsored plan); and
•	you, a joint owner and the annuitant must be age 75 or younger.

Unless we otherwise consent, we limit the number of Additional Earnings Riders to one per annuitant.

The date you add the rider to the Contract is the rider date.

We will pay the Additional Earnings Rider Amount under this rider only if:

•	the rider is in force at the time of death;
•	death benefit proceeds are payable under the Contract; and
•	there are rider earnings when the death benefit proceeds are calculated.

Additional Earnings Rider Amount. The Additional Earnings Rider Amount is equal to the additional earnings factor (see below), multiplied by the lesser of:

•	the rider earnings on the date we calculate the death benefit proceeds (the death report day); or
•	the rider earnings limit (shown on your rider) multiplied by the rider base on the death report day.

The maximum we will pay under this rider is $1 million.

Rider earnings equal:

•	the death benefit proceeds payable under the Contract; minus
•	the rider base, which is:
•	the annuity value of the Contract on the rider date (or the death benefit proceeds on the rider date, if greater); plus
•	the premium payments made after the rider date; less
•	the amount of each partial surrender made after the rider date, multiplied by the ratio of the rider base to the annuity value immediately before the partial surrender.

Premium enhancements are not considered to be premium payments.

We exclude from the Additional Earnings Rider Amount calculation any premium enhancements credited during the 12 months before the owner’s death.

Examples:

Additional Earnings Rider Purchased at Contract Issue: A person aged 65 purchases a Contract with an Additional Earnings Rider for a $73,000 premium payment. The rider has an additional earnings factor of 40% and rider earnings limit of 250%. The maximum benefit we will pay under the rider is $1,000,000.

Other assumptions at issue:

$75,920 GMDB (guaranteed minimum death benefit) — current death benefit on the day the Additional Earnings Rider is added before subtracting premium enhancements

$2,920 PE — premium enhancements

$73,000 RB — rider base at issue = GMDB — PE

$75,920 AV — current annuity value at rider issue date

At the time of the owner’s death five years later, the guaranteed minimum death benefit before subtracting premium enhancements or adding the Additional Earnings Rider is $85,000. Premium enhancements during the twelve months before the owner’s death equal $1,000. To calculate the benefit we will pay under the rider (that is, the Additional Earnings Rider Amount), we first subtract the rider base ($73,000) from the guaranteed minimum death benefit minus premium enhancements paid over the past twelve months ($85,000 — $1,000 = $84,000) to get the rider earnings ($84,000 — $73,000 = $11,000).

Then we perform several additional calculations. The benefit we pay under the rider is the lesser of (a), (b) or (c):

(a)	The rider earnings ($11,000) multiplied by the additional earnings factor (40%) = $4,400;
(b)	The rider earnings limit (250%) multiplied by the rider base ($73,000) multiplied by the additional earnings factor (40%) = $73,000; or
(c)	$1,000,000

Under these circumstances, the Additional Earnings Rider Amount (that is, the benefit we will pay under the rider) is $4,400. The total death benefit under these circumstances (that is, the death benefit proceeds plus the Additional Earnings Rider Amount) is $88,400 ($84,000 + $4,400).

Additional Earnings Rider Purchased after the Contract Date: A person aged 60 purchases a Contract with a $65,000 premium payment. Two years later, the person purchases the Additional Earnings Rider. The rider has an additional earnings factor of 40% and rider earnings limit of 250%. The maximum benefit we will pay under the rider is $1,000,000.

Other assumptions when the Additional Earnings Rider is purchased (Rider Issue Date):

$75,000 GMDB (guaranteed minimum death benefit) — current step-up death benefit on the day the Additional Earnings Rider is added before subtracting premium enhancements

$2,000 PE — premium enhancements during previous twelve months

$73,000 RB — rider base when the Additional Earnings Rider is purchased = GMDB — PE

At the time of the owner’s death five years later, the guaranteed minimum death benefit before subtracting premium enhancements or adding the Additional Earnings Rider is $85,000. Premium enhancements during the twelve months before the owner’s death equal $2,000. To calculate the benefit we will pay under the rider (that is, the Additional Earnings Rider Amount), we first subtract the rider base ($73,000) from the guaranteed minimum death benefit minus premium enhancements ($85,000 – $2,000 = $83,000) to get the rider earnings ($83,000 – $73,000 = $10,000).

Then we perform several additional calculations. The benefit we pay under the rider is the lesser of (a), (b) or (c):

(a)	The rider earnings ($10,000) multiplied by the additional earnings factor (40%) = $4,000;
(b)	The rider earnings limit (250%) multiplied by the rider base ($73,000) multiplied by the additional earnings factor (40%) = $73,000; or
(c)	$1,000,000

Under these circumstances, the Additional Earnings Rider Amount (that is, the benefit we will pay under the rider) is $4,000. The total death benefit under these circumstances (that is, the death benefit proceeds plus the Additional Earnings Rider Amount) is $87,000 ($83,000 + $4,000).

See the SAI for additional examples.

We will not pay a benefit under the Additional Earnings Rider if there are no rider earnings on the date we calculated the death benefit proceeds. If you purchased your Contract as part of a 1035 exchange or if you added the rider after you purchased the Contract, rider earnings do not include any gains before the rider is added to your Contract. As with all insurance, you may not realize a benefit from the purchase of this rider.

The additional earnings factors are as follows:

Owner/Annuitant’s Age on the Rider Date	Percent
0-65	40%
66-67	35%
68-69	30%
70-75	25%

For purposes of computing taxable gains payable on the death benefit proceeds, both the death benefit proceeds payable under the Contract and the Additional Earnings Rider Amount will be considered.

See the SAI for an example which illustrates the Additional Earnings Rider Amount payable as well as the effect of a partial surrender on the Additional Earnings Rider Amount.

Continuation. If an owner who is the annuitant dies during the accumulation period and the deceased owner’s spouse continues or elects to continue the Contract, and the annuity value is adjusted to equal the death benefit proceeds, the deceased owner’s spouse will have the following options:

•	terminate the Additional Earnings Rider and receive a one-time annuity value increase equal to the Additional Earnings Rider Amount. All future surrender charges on this amount, if any, will be waived; or
•	continue the Additional Earnings Rider (with fees) without the one-time annuity value increase. An Additional Earnings Rider Amount would then be paid upon the death of the spouse who continued the Contract. Because we have not issued a new rider, but simply continued the rider purchased by the deceased owner, we will calculate the Additional Earnings Rider Amount using the additional earnings factor and other calculation factors applicable to the original rider.

Alternate Election. If an owner who is the annuitant dies during the accumulation period and one or more of the beneficiaries elects to receive the complete distribution of the death proceeds under alternate payment option (1) or (3), then that beneficiary will have the following options:

•	terminate the Additional Earnings Rider and receive a one-time increase in death benefit proceeds equal to a proportionate share of the Additional Earnings Rider Amount. All future surrender charges on this amount, if any, will be waived; or
•	continue the Additional Earnings Rider (with fees) without the one-time annuity value increase. An Additional Earnings Rider Amount would then be paid in a lump sum upon the death of the beneficiary and the Contract will terminate. This amount will be calculated using the additional earnings factor and other calculation factors determined under the original rider. The required annual distributions under the alternate payment elections are likely to reduce significantly the value of this rider during this period.

See Alternate Payment Election Options Before the Maturity Date above.

Rider Fee. There is an annual charge during the accumulation period of 0.35% of your Contract’s annuity value. The charge will not be increased once the rider has been issued. We deduct the rider charge from your annuity value on each rider anniversary and pro rata on the termination date of the rider. We will deduct this fee from each subaccount and the fixed account in proportion to the amount of the annuity value in each account. We do not assess this charge during the income phase. The rider fee is deducted even during periods when the rider would not pay any benefit because there are no rider earnings.

Termination. The rider will remain in effect until:

•	we receive your written notice at our administrative office to cancel the rider;
•	you annuitize or surrender the Contract; or
•	the Additional Earnings Rider Amount is paid or added to the annuity value under a continuation, as described above.

Once you terminate the rider, you may re-select it during the accumulation period, if we are still offering the rider; however, a new rider will be issued and the Additional Earnings Rider Amount will be redetermined. Please note that if you terminate the rider and then re-select it, the rider will only cover gains, if any, since it was re-selected, and the terms and charges of the new rider may differ from those of the terminated rider.

It is possible that the Internal Revenue Service may take a position that charges for the Additional Earnings Rider should be treated as taxable distributions to you. Although we do not believe that a rider charge under the Contract should be treated as a taxable distribution, you should consult your tax advisor before selecting this rider under the Contract.

The Additional Earnings Rider may vary by state and may not be available in all states.

10.	OTHER INFORMATION

Ownership

You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer ownership (subject to any assignee or irrevocable beneficiary’s consent). You can change an owner at any time by notifying us in writing at our administrative office. An ownership change may be a taxable event. Joint owners may be named provided they are husband and wife. Joint ownership is not available in all states.

Annuitant

The annuitant is the person named in the application to receive annuity payments. If no person is named, an owner will be the annuitant. As of the maturity date, and upon our agreement, an owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a joint-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

Beneficiary

A beneficiary is the person who receives the death benefit proceeds when an owner who is also the annuitant dies. If an owner who is not the annuitant dies before the annuitant and the sole beneficiary is not an owner’s spouse and there is no joint owner, the beneficiary will receive the cash value. You may change the beneficiary(ies) during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by an owner. Before the maturity date, if an owner who is the annuitant dies, and no beneficiary is alive on the death report day, benefits payable at death will be paid to the owner’s estate. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.

Assignment

You can also assign the Contract any time before the maturity date. We will not be bound by the assignment until we receive written notice of the assignment at our administrative office. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract, and such assignments may be subject to tax penalties and taxed as distributions under the Code.

Western Reserve Life Assurance Co. of Ohio

Western Reserve was initially incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance contract and annuity contracts. Western Reserve is a wholly- owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York. Western Reserve is obligated to pay all benefits under the Contract.

The Separate Account

Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Western Reserve may add, close, remove, combine or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or Western Reserve. The assets of the separate account are held in Western Reserve’s name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old contract, and there will be a new surrender charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax, and penalty tax, on the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).

Voting Rights

To the extent required by law, Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distribution of the Contracts

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting and distribution agreement with our affiliate, TCI, for the distribution and sale of the Contracts. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Contracts (e.g., commissions payable to selling firms selling the Contracts, as described below.)

Compensation to Broker-Dealers Selling the Contracts. The Contracts are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Contracts. We pay commissions through TCI to the selling firms for their sales of the Contracts.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the Contracts, that is, to provide sales support and training to sales representatives at selling firms. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to Contracts that have already been purchased.

The selling firms who have selling agreements with TCI and us are paid commissions for the promotion and sale of the Contracts according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but the maximum commission is 4% of premiums (additional amounts may be paid as overrides to wholesalers).

To the extent permitted by FINRA rules of the Financial Industry Regulatory Authority, Western Reserve, ISI and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non- cash compensation or reimbursement to some, but not all, selling firms. These arrangements are described further below.

The registered representative who sells you the Contract typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non- cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Contract. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation For Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Western Reserve’s two main distribution channels are InterSecurities, Inc. (“ISI”) and World Group Securities (“WGS”), both affiliates, who sell Western Reserve products.

Western Reserve underwrites the cost of ISI’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and computer systems, that are provided directly to ISI. These facilities and services are necessary for ISI’s administration and operation, and Western Reserve is compensated by ISI for these expenses based on ISI’s usage. In addition, Western Reserve and other affiliates pay for certain sales expenses of ISI, including the costs of preparing and producing prospectuses and sales promotional materials for the Contract.

ISI pays its branch managers a portion of the commissions received from Western Reserve for the sale of the Contracts. Sales representatives receive a portion of the commissions for their sales of Contracts in accordance with ISI’s internal compensation programs.

To support its sales of Western Reserve’s variable annuity products, WGS receives an expense allowance of 0.35% of the annual annuity premiums paid on variable annuities sold by WGS. Sales representatives receive a portion of the commissions for their sales of Contracts in accordance with WGS’s internal compensation programs.

Sales representatives and their managers at ISI and WGS may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments, loans, loan guaranties, or loan forgiveness to assist a firm or representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, ISI’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the Contracts by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our Contracts. For example, ISI’s and WGS’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (Western Reserve’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by ISI’s representatives may be matched by ISI.

ISI’s and WGS’s registered representatives may also be eligible to participate in a stock option and award plan. Registered representatives who meet certain production goals will be issued options on the stock of AEGON N.V.

Additional Compensation that We and our Affiliates Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the Contracts in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences, meetings, seminars, and events and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past or anticipated sales of the Contracts or other criteria. For instance, Western Reserve made flat fee payments to several selling firms with payments ranging from $2,000 to $15,750 in 2007 for the sales of the Western Reserve’s insurance products.

During 2007, we had entered into “preferred product” arrangements with ISI, WGS, Berthel Fisher & Co Financial Services, H. Beck Inc., First Founders Securities Inc., Harbour Investments Inc., Coordinated Capital Securities, Inc., Trustmont Financial Group, Inc., Packerland Brokerage Services, Inc. and Investors Capital Corp. We paid the following amounts (in addition to sales commissions and expense allowances) to these firms:

Name of Firm	Aggregate Amount Paid in 2007
H. Beck, Inc.	$10,000
Berthel Fisher	$10,000
Investors Capital Corp.	$15,750
First Founders Securities, Inc.	$2,725
Harbour Investments, Inc.	$6,000
Coordinated Capital Securities, Inc.	$2,000
Trustmont Financial Group, Inc.	$2,000
Packerland Brokerage Services, Inc.	$3,000

No specific charge is assessed directly to Contract owners or the separate account to cover commissions and other incentives or payments described above are not charged directly to Contract owners or the separate account. We do intend to recoup commissions and other sales expenses and incentives we pay, however through fees and charges deducted under the Contract and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Contract to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Contracts.

Non-Participating Contract

The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.

Variations in Contract Provisions

Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations, since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

The fixed account is not available in all states. If your Contract was issued in Washington, Oregon, New Jersey or Massachusetts, you may not direct or transfer any money to the fixed account.

IMSA

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement contract and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at: 240-744-3030.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. The Company, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, on the ability of Transamerica Capital, Inc. to perform under its principal underwriting agreement, or on the ability of the Company to meet its obligations under the Contract.

Financial Statements

The financial statements of Western Reserve and the separate account are included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Definitions of Special Terms

The Contract — General Provisions

Certain Federal Income Tax Consequences

Investment Experience

Historical Performance Data Published Ratings Administration Records and Reports

Distribution of the Contracts

Other Products

Custody of Assets

Legal Matters

Independent Registered Public Accounting Firm

Other Information

Financial Statements*

*Not included in the refiled Statement of Additional Information dated May 1, 2008.

Inquiries and requests for an SAI should be directed to:

Western Reserve Life Assurance Co. of Ohio

Administrative Office

1-800-851-9777

(Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time)

Or write to us at our mailing address:

Western Reserve Life Assurance Co. of Ohio

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

APPENDIX A

Condensed Financial Information

The accumulation unit values (“AUV”) and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables. The number of accumulation units combines the units outstanding for several variable annuity contracts issued by Western Reserve within each subaccount class.

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Asset Allocation - Conservative VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.739 $12.815 $12.425 $11.560 $10.000	$14.324 $13.739 $12.815 $12.425 $11.560	30,289 9,498 10,149 6,143 7,209
Transamerica Asset Allocation - Growth VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.352 $15.324 $13.940 $12.461 $10.000	$18.327 $17.352 $15.324 $13.940 $12.461	6,842 9,529 10,537 9,720 5,497
Transamerica Asset Allocation - Moderate VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.776 $13.527 $12.855 $11.779 $10.000	$15.636 $14.776 $13.527 $12.855 $11.779	16,598 18,852 18,077 17,125 10,539
Transamerica Asset Allocation - Moderate Growth VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.111 $14.447 $13.407 $12.063 $10.000	$17.021 $16.111 $14.447 $13.407 $12.063	28,266 59,629 59,046 64,933 19,611
Transamerica International Moderate Growth VP - Service Class(2) Subaccount Inception Date May 1, 2006	2007 2006	$10.285 $10.000	$10.960 $10.285	1,825 455
Transamerica BlackRock Large Cap Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$19.087 $16.663 $14.659 $12.649 $10.000	$19.563 $19.087 $16.663 $14.659 $12.649	1,510 1,817 1,675 2,891 2,170
Transamerica Capital Guardian U.S. Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$15.111 $14.003 $13.441 $12.499 $10.000	$14.784 $15.111 $14.003 $13.441 $12.499	810 810 810 2,810 2,000
Transamerica Capital Guardian Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.598 $15.418 $14.602 $12.775 $10.000	$16.155 $17.598 $15.418 $14.602 $12.775	0 27 2,000 2,222 2,171
Transamerica Clarion Global Real Estate Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$25.682 $18.424 $16.573 $12.736 $10.000	$23.483 $25.682 $18.424 $16.573 $12.736	4,246 3,971 3,609 2,827 2,103
Transamerica Federated Market Opportunity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.223 $13.137 $12.772 $11.934 $10.000	$12.897 $13.223 $13.137 $12.772 $11.934	493 1,692 1,433 3,257 2,016
Transamerica JPMorgan Core Bond VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.513 $10.328 $10.302 $10.056 $10.000	$11.009 $10.513 $10.328 $10.302 $10.056	2,334 1,894 1,455 3,750 2,730

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica JPMorgan Enhanced Index VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$15.088 $13.361 $13.182 $12.124 $10.000	$15.457 $15.088 $13.361 $13.182 $12.124	2,235 1,169 1,137 3,137 2,000
Transamerica JPMorgan Mid Cap Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.249 $15.014 $14.043 $12.503 $10.000	$17.371 $17.249 $15.014 $14.043 $12.503	0 0 2,000 2,202 2,035
Transamerica Legg Mason Partners All Cap VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.164 $13.911 $13.644 $12.757 $10.000	$15.998 $16.164 $13.911 $13.644 $12.757	800 830 800 2,981 2,185
Transamerica MFS High Yield VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$12.631 $11.625 $11.660 $10.842 $10.000	$12.621 $12.631 $11.625 $11.660 $10.842	3,269 2,924 8,497 2,966 2,000
Transamerica MFS International Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$18.802 $15.573 $14.104 $12.572 $10.000	$20.106 $18.802 $15.573 $14.104 $12.572	2,594 641 2,000 2,000 2,000
Transamerica Marsico Growth VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.334 $13.878 $13.057 $11.867 $10.000	$16.914 $14.334 $13.878 $13.057 $11.867	1,412 1,208 1,175 3,353 2,110
Transamerica Munder Net50 VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.123 $16.463 $15.552 $13.772 $10.000	$18.496 $16.123 $16.463 $15.552 $13.772	0 0 2,000 2,000 2,000
Transamerica PIMCO Total Return VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.564 $10.352 $10.329 $10.092 $10.000	$11.290 $10.564 $10.352 $10.329 $10.092	777 32 1,097 3,044 3,001
Transamerica T. Rowe Price Equity Income VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.220 $13.912 $13.644 $12.127 $10.000	$16.419 $16.220 $13.912 $13.644 $12.127	1,954 930 786 2,584 2,000
Transamerica T. Rowe Price Small Cap VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$15.808 $15.574 $14.363 $13.281 $10.000	$16.967 $15.808 $15.574 $14.363 $13.281	1,220 1,218 960 3,159 2,325
Transamerica Templeton Global VP - Service Class(4) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.181 $13.908 $13.205 $12.356 $10.000	$18.274 $16.181 $13.908 $13.205 $12.356	3,115 1,428 2,631 2,608 2,000
Transamerica Third Avenue Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$21.721 $19.099 $16.413 $13.422 $10.000	$21.536 $21.721 $19.099 $16.413 $13.422	4,849 3,045 2,711 3,340 2,465

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Balanced VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.496 $12.636 $11.935 $11.529 $10.000	$15.029 $13.496 $12.636 $11.935 $11.529	0 0 2,174 2,176 2,181
Transamerica Convertible Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.141 $13.011 $12.794 $10.960 $10.000	$16.430 $14.141 $13.011 $12.794 $10.960	0 150 2,000 2,000 2,000
Transamerica Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.716 $15.702 $13.749 $12.108 $10.000	$19.054 $16.716 $15.702 $13.749 $12.108	1,899 842 2,558 2,455 2,000
Transamerica Growth Opportunities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.852 $16.355 $14.363 $12.553 $10.000	$20.316 $16.852 $16.355 $14.363 $12.553	6,525 6,146 4,503 2,535 2,000
Transamerica Money Market VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.144 $9.886 $9.808 $9.912 $10.000	$10.439 $10.144 $9.886 $9.808 $9.912	3,026 2,766 2,638 2,773 2,445
Transamerica Science and Technology VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.676 $13.818 $13.811 $13.075 $10.000	$17.798 $13.676 $13.818 $13.811 $13.075	261 0 2,000 2,405 2,115
Transamerica Small/Mid Cap Value VP - Service Class(3) Subaccount Inception Date May 3, 2004	2007 2006 2005 2004	$14.631 $12.643 $11.365 $10.000	$17.876 $14.631 $12.643 $11.365	1,234 558 3,180 2,500
Transamerica U.S. Government Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.193 $10.070 $10.053 $9.947 $10.000	$10.591 $10.193 $10.070 $10.053 $9.947	15 13 2,593 2,464 2,439
Transamerica Value Balanced VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.498 $12.830 $12.299 $11.402 $10.000	$15.161 $14.498 $12.830 $12.299 $11.402	0 0 2,000 2,072 2,000
Transamerica Van Kampen Mid-Cap Growth VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.154 $13.149 $12.475 $11.880 $10.000	$16.994 $14.154 $13.149 $12.475 $11.880	8,956 8,927 4,445 2,161 2,016
ProFund VP Asia 30 Subaccount Inception Date September 6, 2007	2007	$10.000	$11.675	438
ProFund VP Basic Materials Subaccount Inception Date September 6, 2007	2007	$10.000	$11.109	221
ProFund VP Bull Subaccount Inception Date June 12, 2006	2007 2006	$11.396 $10.000	$11.591 $11.396	0 0
ProFund VP Consumer Services Subaccount Inception Date September 6, 2007	2007	$10.000	$9.143	0
ProFund VP Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.000	$11.460	200

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
ProFund VP Europe 30 Subaccount Inception Date September 6, 2007	2007	$10.000	$10.280	0
ProFund VP Falling U.S. Dollar Subaccount Inception Date September 6, 2007	2007	$10.000	$10.566	0
ProFund VP Financials Subaccount Inception Date September 6, 2007	2007	$10.000	$8.630	0
ProFund VP International Subaccount Inception Date September 6, 2007	2007	$10.000	$10.090	0
ProFund VP Japan Subaccount Inception Date September 6, 2007	2007	$10.000	$9.115	0
ProFund VP Mid-Cap Subaccount Inception Date September 6, 2007	2007	$10.000	$9.742	0
ProFund VP Money Market Subaccount Inception Date June 12, 2006	2007 2006	$10.122 $10.000	$10.317 $10.122	2,886 0
ProFund VP NASDAQ-100(5) Subaccount Inception Date June 12, 2006	2007 2006	$11.375 $10.000	$13.142 $11.375	0 0
ProFund VP Oil & Gas Subaccount Inception Date September 6, 2007	2007	$10.00	$10.897	427
ProFund VP Pharmaceuticals Subaccount Inception Date September 6, 2007	2007	$10.00	$9.983	0
ProFund VP Precious Metals Subaccount Inception Date September 6, 2007	2007	$10.00	$11.764	0
ProFund VP Short Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$8.232	0
ProFund VP Short International Subaccount Inception Date September 6, 2007	2007	$10.00	$9.819	0
ProFund VP Short NASDAQ-100(6) Subaccount Inception Date September 6, 2007	2007	$10.00	$9.719	0
ProFund VP Short Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$8.766 $10.000	$9.001 $8.766	0 0
ProFund VP Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$11.190 $10.000	$10.748 $11.190	0 0
ProFund VP Small-Cap Value Subaccount Inception Date September 6, 2007	2007	$10.00	$9.149	0
ProFund VP Telecommunications Subaccount Inception Date September 6, 2007	2007	$10.00	$9.528	0
ProFund VP UltraSmall-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$8.854	0
ProFund VP U.S. Government Plus Subaccount Inception Date September 6, 2007	2007	$10.00	$10.806	0
ProFund VP Utilities Subaccount Inception Date September 6, 2007	2007	$10.00	$10.731	0
Access VP High Yield FundSM Subaccount Inception Date September 6, 2007	2007	$10.00	$10.294	0
Fidelity - VIP Index 500 Portfolio - Service Class 2 Subaccount Inception Date May 3, 2004	2007 2006 2005 2004	$12.702 $11.202 $10.909 $10.000	$13.122 $12.702 $11.202 $10.909	25,827 27,906 27,906 2,500

Subaccount	Year	1.40%
		Beginning AUV	Ending AUV	# Units
Transamerica Asset Allocation - Conservative VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.942 $12.953 $12.509 $11.591 $10.000	$14.593 $13.942 $12.953 $12.509 $11.591	94,679 59,431 29,796 31,554 11,868
Transamerica Asset Allocation - Growth VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.608 $15.489 $14.033 $12.495 $10.000	$18.672 $17.608 $15.489 $14.033 $12.495	90,505 96,711 104,081 94,357 62,319
Transamerica Asset Allocation - Moderate VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.994 $13.672 $12.942 $11.810 $10.000	$15.930 $14.994 $13.672 $12.942 $11.810	145,862 206,894 287,132 164,341 80,360
Transamerica Asset Allocation - Moderate Growth VP - Service Class(1) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.349 $14.602 $13.497 $12.096 $10.000	$17.341 $16.349 $14.602 $13.497 $12.096	96,437 131,664 107,807 77,487 17,524
Transamerica International Moderate Growth VP - Service Class(2) Subaccount Inception Date May 1, 2006	2007 2006	$10.313 $10.000	$11.033 $10.313	4,621 0
Transamerica BlackRock Large Cap Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$19.369 $16.842 $14.757 $12.683 $10.000	$19.931 $19.369 $16.842 $14.757 $12.683	6.366 4,812 6,376 8,825 6,574
Transamerica Capital Guardian U.S. Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$15.334 $14.153 $13.532 $12.533 $10.000	$15.062 $15.334 $14.153 $13.532 $12.533	1,963 2,116 2,221 2,685 2,056
Transamerica Capital Guardian Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.858 $15.584 $14.700 $12.809 $10.000	$16.459 $17.858 $15.584 $14.700 $12.809	1,409 2,076 1,323 5,837 7,007
Transamerica Clarion Global Real Estate Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$26.061 $18.622 $16.684 $12.770 $10.000	$23.924 $26.061 $18.622 $16.684 $12.770	23,834 31,750 28,709 18,944 7,089
Transamerica Federated Market Opportunity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.418 $13.279 $12.858 $11.966 $10.000	$13.140 $13.418 $13.279 $12.858 $11.966	25,595 27,966 50,324 57,516 22,783
Transamerica JPMorgan Core Bond VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.668 $10.439 $10.372 $10.083 $10.000	$11.216 $10.668 $10.439 $10.372 $10.083	15,114 15,436 13,782 15,326 13,251
Transamerica JPMorgan Enhanced Index VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$15.310 $13.505 $13.270 $12.156 $10.000	$15.747 $15.310 $13.505 $13.270 $12.156	859 1,425 746 3,697 4,985

Subaccount	Year	1.40%
		Beginning AUV	Ending AUV	# Units
Transamerica JPMorgan Mid Cap Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.504 $15.176 $14.137 $12.536 $10.000	$17.698 $17.504 $15.176 $14.137 $12.536	7,568 7,918 8,085 5,971 4,170
Transamerica Legg Mason Partners All Cap VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.402 $14.060 $13.735 $12.792 $10.000	$16.298 $16.402 $14.060 $13.735 $12.792	5,004 5,083 4,859 5,177 4,132
Transamerica MFS High Yield VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$12.817 $11.750 $11.739 $10.872 $10.000	$12.858 $12.817 $11.750 $11.739 $10.872	1,093 1,176 942 2,916 3,821
Transamerica MFS International Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$19.079 $15.740 $14.198 $12.605 $10.000	$20.483 $19.079 $15.740 $14.198 $12.605	6,053 3,273 288 3,477 3,278
Transamerica Marsico Growth VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.546 $14.027 $13.145 $11.899 $10.000	$17.232 $14.546 $14.027 $13.145 $11.899	2,230 2,222 6,460 7,512 4,862
Transamerica Munder Net50 VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.361 $16.639 $15.656 $13.809 $10.000	$18.844 $16.361 $16.639 $15.656 $13.809	3,609 4,218 5,594 10,940 8,528
Transamerica PIMCO Total Return VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.720 $10.463 $10.399 $10.119 $10.000	$11.502 $10.720 $10.463 $10.399 $10.119	11,816 12,427 10,420 16,995 17,130
Transamerica T. Rowe Price Equity Income VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.460 $14.061 $13.736 $12.159 $10.000	$16.728 $16.460 $14.061 $13.736 $12.159	13,875 11,865 11,287 10,492 5,684
Transamerica T. Rowe Price Small Cap VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.041 $15.741 $14.459 $13.316 $10.000	$17.286 $16.041 $15.741 $14.459 $13.316	7,580 7,352 10,386 15,164 12,195
Transamerica Templeton Global VP - Service Class(4) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.419 $14.057 $13.293 $12.389 $10.000	$18.617 $16.419 $14.057 $13.293 $12.389	8,690 7,323 6,665 14,664 7,124
Transamerica Third Avenue Value VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$22.041 $19.304 $16.523 $13.458 $10.000	$21.941 $22.041 $19.304 $16.523 $13.458	32,563 40,148 40,711 24,539 4,338
Transamerica Balanced VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.695 $12.771 $12.015 $11.560 $10.000	$15.312 $13.695 $12.771 $12.015 $11.560	3,963 4,182 3,925 5,215 2,270

Subaccount	Year	1.40%
		Beginning AUV	Ending AUV	# Units
Transamerica Convertible Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.350 $13.151 $12.880 $10.990 $10.000	$16.739 $14.350 $13.151 $12.880 $10.990	7,534 7,432 5,971 10,128 12,128
Transamerica Equity VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$16.963 $15.871 $13.841 $12.140 $10.000	$19.411 $16.963 $15.871 $13.841 $12.140	40,284 48,494 24,454 31,585 6,521
Transamerica Growth Opportunities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$17.100 $16.531 $14.460 $12.587 $10.000	$20.697 $17.100 $16.531 $14.460 $12.587	8,829 8,557 6,782 13,554 2,400
Transamerica Money Market VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.294 $9.992 $9.874 $9.938 $10.000	$10.635 $10.294 $9.992 $9.874 $9.938	16,256 11,610 37,630 33,684 2,332
Transamerica Science and Technology VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$13.878 $13.966 $13.904 $13.110 $10.000	$18.133 $13.878 $13.966 $13.904 $13.110	4,151 3,577 4,959 10,737 8,827
Transamerica Small/Mid Cap Value VP - Service Class(3) Subaccount Inception Date May 3, 2004	2007 2006 2005 2004	$14.788 $12.728 $11.396 $10.000	$18.139 $14.788 $12.728 $11.396	12,861 9,705 7,586 2,922
Transamerica U.S. Government Securities VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$10.344 $10.178 $10.121 $9.974 $10.000	$10.790 $10.344 $10.178 $10.121 $9.974	8,976 9,513 7,919 5,269 5,558
Transamerica Value Balanced VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.712 $12.968 $12.381 $11.432 $10.000	$15.445 $14.712 $12.968 $12.381 $11.432	7,466 7,625 7,070 4,128 2,059
Transamerica Van Kampen Mid-Cap Growth VP - Service Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$14.363 $13.290 $12.559 $11.912 $10.000	$17.313 $14.363 $13.290 $12.559 $11.912	8,699 5,603 5,789 12.283 3,537
ProFund VP Asia 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$11.690	0
ProFund VP Basic Materials Subaccount Inception Date September 6, 2007	2007	$10.00	$11.123	0
ProFund VP Bull Subaccount Inception Date June 12, 2006	2007 2006	$11.421 $10.000	$11.662 $11.421	0 910.000
ProFund VP Consumer Services Subaccount Inception Date September 6, 2007	2007	$10.00	$9.154	0
ProFund VP Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$11.474	0
ProFund VP Europe 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$10.293	0
ProFund VP Falling U.S. Dollar Subaccount Inception Date September 6, 2007	2007	$10.00	$10.580	0

Subaccount	Year	1.40%
		Beginning AUV	Ending AUV	# Units
ProFund VP Financials Subaccount Inception Date September 6, 2007	2007	$10.00	$8.641	0
ProFund VP International Subaccount Inception Date September 6, 2007	2007	$10.00	$10.103	0
ProFund VP Japan Subaccount Inception Date September 6, 2007	2007	$10.00	$9.126	0
ProFund VP Mid-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$9.755	0
ProFund VP Money Market Subaccount Inception Date June 12, 2006	2007 2006	$10.144 $10.000	$10.380 $10.144	0 0
ProFund VP NASDAQ-100(5) Subaccount Inception Date June 12, 2006	2007 2006	$11.400 $10.000	$13.223 $11.400	304 899
ProFund VP Oil & Gas Subaccount Inception Date September 6, 2007	2007	$10.00	$10.911	0
ProFund VP Pharmaceuticals Subaccount Inception Date September 6, 2007	2007	$10.00	$9.996	0
ProFund VP Precious Metals Subaccount Inception Date September 6, 2007	2007	$10.00	$11.780	0
ProFund VP Short Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$8.242	0
ProFund VP Short International Subaccount Inception Date September 6, 2007	2007	$10.00	$9.831	0
ProFund VP Short NASDAQ-100(6) Subaccount Inception Date September 6, 2007	2007	$10.00	$9.732	0
ProFund VP Short Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$8.783 $10.000	$9.053 $8.783	0 0
ProFund VP Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$11.211 $10.000	$10.810 $11.211	0 0
ProFund VP Small-Cap Value Subaccount Inception Date September 6, 2007	2007	$10.00	$9.161	0
ProFund VP Telecommunications Subaccount Inception Date September 6, 2007	2007	$10.00	$9.541	0
ProFund VP UltraSmall-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$8.866	0
ProFund VP U.S. Government Plus Subaccount Inception Date September 6, 2007	2007	$10.00	$10.819	0
ProFund VP Utilities Subaccount Inception Date September 6, 2007	2007	$10.00	$10.745	0
Access VP High Yield FundSM Subaccount Inception Date September 6, 2007	2007	$10.00	$10.307	0
Fidelity - VIP Index 500 Portfolio - Service Class 2 Subaccount Inception Date May 3, 2004	2007 2006 2005 2004	$12.840 $11.278 $10.937 $10.000	$13.317 $12.840 $11.278 $10.937	1,732 1,745 3,041 2,908

(1)	Transamerica was added to the beginning of the fund name; and Portfolio was replaced with VP at the end of the fund name.
(2)	Transamerica was added to the beginning of the fund name; and Fund was replaced with VP at the end of the fund name.
(3)	Unless previously part of the name; Transamerica was added to the beginning of the fund name; and VP was added to the end of the fund name.
(4)	Formerly known as Templeton Transamerica Global.
(5)	Formerly known as ProFund VP OTC
(6)	Formerly known as ProFund VP Short OTC

The Transamerica Index 50 VP and Transamerica Index 75 VP had not commenced operations as of December 31, 2007 therefore, comparable data is not available.

APPENDIX B

CONTRACT FORM NUMBERVA25

If you are purchasing Contract Form Number VA25 (or you are an existing contract owner of Contract Form Number VA25), the information provided in Appendix B hereby amends and/or replaces the corresponding information contained in the prospectus.

The following hereby amends, and to the extent inconsistent replaces, the corresponding SUMMARY section of the prospectus:

1.     The Annuity Contract

You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more.

We credit a premium enhancement of 4.5% of your initial premium to your annuity value on the Contract date. We will credit a premium enhancement of 4.5% on future premiums you pay, although we may, at our discretion, change the rate or discontinue crediting premium enhancements to future premium payments.

For an additional charge, you may select a compounding minimum death benefit. You may also add an Additional Earnings Rider that may provide a supplemental death benefit. You may only add the compounding minimum death benefit and/or the Additional Earnings Rider when you purchase the Contract. See Section 9. Death Benefit, for details concerning these death benefit options. Subject to compliance with applicable law, we may at any time discontinue offering any optional rider described in this prospectus.

If you have already added the Guaranteed Minimum Income Benefit Rider to your Contract, please read your Rider carefully. This rider is no longer available for sale.

3.     Purchase

We credit a premium enhancement of 4.5% of your initial premium to your annuity value on the Contract date. Each premium payment you make after the initial premium will receive a premium enhancement of 4.5% that we will add to your annuity value, although we may change the rate or discontinue the premium enhancement at any time at our discretion.

4.     Investment Choices

Transamerica Asset Allocation - Conservative VP - Initial Class

Transamerica Asset Allocation - Growth VP - Initial Class

Transamerica Asset Allocation - Moderate VP - Initial Class

Transamerica Asset Allocation - Moderate Growth VP - Initial Class

Transamerica International Moderate Growth VP - Initial Class

Transamerica BlackRock Large Cap Value VP - Initial Class

Transamerica Capital Guardian U.S. Equity VP - Initial Class

Transamerica Capital Guardian Value VP - Initial Class

Transamerica Clarion Global Real Estate Securities VP - Initial Class

Transamerica Federated Market Opportunity VP - Initial Class

Transamerica JPMorgan Core Bond VP - Initial Class

Transamerica JPMorgan Enhanced Index VP - Initial Class

Transamerica Legg Mason Partners All Cap VP - Initial Class

Transamerica MFS High Yield VP - Initial Class

Transamerica MFS International Equity VP - Initial Class

Transamerica Marsico Growth VP - Initial Class

Transamerica Munder Net50 VP - Initial Class Transamerica

PIMCO Total Return VP - Initial Class Transamerica T. Rowe

Price Equity Income VP - Initial Class Transamerica T. Rowe

Price Small Cap VP - Initial Class

Transamerica Templeton Global VP - Initial Class

Transamerica Third Avenue Value VP - Initial Class

Transamerica Balanced VP - Initial Class

Transamerica Convertible Securities VP - Initial Class

Transamerica Equity VP - Initial Class

Transamerica Growth Opportunities VP - Initial Class

Transamerica Money Market VP - Initial Class

Transamerica Science & Technology VP - Initial Class

Transamerica Small/Mid Cap Value VP - Initial Class

Transamerica U.S. Government Securities VP - Initial Class

Transamerica Value Balanced VP - Initial Class

Transamerica Index 50 VP - Initial Class

Transamerica Index 75 VP - Initial Class

Transamerica Van Kampen Mid-Cap Growth VP - Initial Class

ProFund VP Asia 30(1)

ProFund VP Basic Materials(1)

ProFund VP Bull(1)

ProFund VP Consumer Services(1)

ProFund VP Emerging Markets(1)

ProFund VP Europe 30(1)

ProFund VP Falling U.S. Dollar(1)

ProFund VP Financials(1)

ProFund VP International(1)

ProFund VP Japan(1)

ProFund VP Mid-Cap(1)

ProFund VP Money Market(1)

ProFund VP NASDAQ-100(1)

ProFund VP Oil & Gas(1)

ProFund VP Pharmaceuticals(1)

ProFund VP Precious Metals(1)

ProFund VP Short Emerging Markets(1)

ProFund VP Short International(1)

ProFund VP Short NASDAQ-100(1)

ProFund VP Short Small-Cap(1)

ProFund VP Small-Cap(1) ProFund

VP Small-Cap Value(1) ProFund VP

Telecommunications(1) ProFund VP

UltraSmall-Cap(1) ProFund VP U.S.

Government Plus(1) ProFund VP

Utilities(1)

Access VP High Yield FundSM(1)

(1)	The ProFunds and Access portfolios permit frequent transfers and investors in these portfolios may bear the additional costs and investment risks of frequent transfers.

You can also allocate your premium payments to the fixed account. Unless otherwise required by state law, we will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account is not available in all states. If your Contract was issued in Washington, Oregon, New Jersey or Massachusetts, you may not direct or transfer any money to the fixed account.

5.     Expenses

During the accumulation period, we deduct a daily mortality and expense risk charge of 1.25% (1.40% annually if you select the compounding minimum death benefit) and a daily administrative charge annually of 0.40% from the money you have invested in the subaccounts.

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest fund expenses for the previous calendar year are found in the “Annuity Contract Fee Table” section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

9.	Death Benefit

If the annuitant who is an owner dies before the maturity date and if a death benefit is payable, the death benefit proceeds will be the greatest of:

•	the annuity value of your Contract on the death report day, reduced by the amount of any premium enhancements credited to the annuity value during the 12-month period before the death report day;
•	the total premium payments you make to the Contract, reduced by partial surrenders;
•	the annual step-up death benefit, reduced by the amount of any premium enhancements credited to the annuity value during the 12-month period before the death report day; or
•	if added at issue, the compounding minimum death benefit.

10.	Other Information

•	Compounding Minimum Death Benefit: You may add this feature for an additional charge. You must select this feature on your application. This feature is not available to annuitants or owners age 74 or older on the Contract date. This feature ensures that any death benefit payable on the death of an owner who is the annuitant will be no less than total premium payments paid for this Contract, plus the premium enhancement corresponding to the initial premium only, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to the date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after the annuitant’s 81st birthday.
•	Additional Earnings Rider: You may add this rider for an additional charge only when you purchase the Contract, if you, a joint owner and the annuitant are age 75 or younger. It may provide you with a supplemental death benefit to help offset the taxes typically due on annuity death benefits. The Additional Earnings Rider may continue with the Contract if the surviving spouse elects to continue the Contract. If the Additional Earnings Rider is attached to a Contract with multiple beneficiaries, and the death benefit proceeds are payable to the beneficiaries, then each beneficiary may choose individually whether to receive any benefit under the Additional Earnings Rider as of the death report day (and thereby terminate the rider), or continue the rider (with fees) and have any benefit under the Additional Earnings Rider paid on that beneficiary’s death.

We recommend that you consult your tax advisor before you purchase this rider. The following hereby amends, and to the extent inconsistent replaces, the corresponding ANNUITY CONTRACT FEE TABLE section of the prospectus:

Periodic Charges other than Portfolio Expenses

Annual Contract Charge	$30 per Contract year
Special Service Fee	$0 - $25
Separate Account Annual Expenses (as a % of average separate account value during the accumulation period)
Under Standard Death Benefit: Mortality and Expense Risk Charge(1) Administrative Charge(1) Total Separate Account Annual Expenses	1.25% 0.40% 1.65%
With Compounding/Annual Step-Up Death Benefit Added: Mortality and Expense Risk Charge(1) Administrative Charge(1) Total Separate Account Annual Expenses	1.40% 0.40% 1.80%

(1)	These charges are assessed on assets in each subaccount. They do not apply to the fixed account. The mortality and expense risk charge of 1.25% applies when you have selected the standard death benefit. If you select the compounding minimum death benefit, then the mortality and expense risk charge will increase to 1.40%. These charges apply only during the accumulation period. After the maturity date, if you elect a variable annuity payment option, we will deduct a daily separate account annuitization charge from your subaccount assets equal to an annual rate of 1.40% annually in place of the mortality and expense risk and administrative charges.

Range of Expenses for the Portfolios

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.40%	2.07%

Example of Highest Charges(1)	1 Year	3 Years	5 Years	10 Years
If the contract is surrendered at the end of the applicable time period.	$1137	$195	$2681	$4284
If the contract is annuitized* at the end of the applicable time period or if you do not surrender your contract.	$413	$1252	$2110	$4284

*You cannot annuitize your Contract before your Contract’s fifth anniversary.

For information concerning compensation paid for the sale of the Contracts, see “Sales of the Contracts.”

(1)	The Example does not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). The annual Contract charge of $30 is reflected as an annual charge of 0.06% that is determined by dividing the total annual Contract charges collected during 2007 by total average net assets attributable to the Contract during 2007. Different fees and expenses not reflected in the Example may be assessed after you annuitize under a variable annuity payout option.

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

The following hereby amends, and to the extent inconsistent replaces, the corresponding sections of the prospectus:

1.	THE ANNUITY CONTRACT

The Contract also contains a fixed account. Unless otherwise required by state law, we will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 3% per year.

2.	ANNUITY PAYMENTS (THE INCOME PHASE)

Payment Option B — Life Income: Fixed Payments.

•	No Period Certain — We will make level payments only during the annuitant’s lifetime; or
•	10 or 20 Years Certain — We will make level payments for the longer of the annuitant’s lifetime or 10 or 20 years; or
•	Guaranteed Return of Annuity Proceeds — We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

IF:

•	you choose Fixed Installments, Life Income with 10 or 20 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and
•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their value (determined at the date of death) may be paid in a single sum.

3.	PURCHASE

Premium Enhancement

We will add an amount called a premium enhancement (currently equal to 4.5% of the initial premium payment) to the annuity value on the Contract date. The amount of the premium enhancement is not considered to be a premium payment. We will also credit a premium enhancement of 4.5% (this percentage could vary based on state laws) on subsequent premium payments, although we reserve the right, at our sole discretion, to change the rate of the premium enhancement or to discontinue crediting premium enhancements in the future. Any premium enhancement we credit will never be more than 8%. We will establish the rate, at our sole discretion, for each future premium enhancement. Rates may vary based on the annuitant’s age and the Contract year at the time the premium payment is made. The amount of future premium enhancements may be reduced by the amount of future partial surrenders. If we were to reduce future premium enhancements by the amount of future partial surrenders, the reduction could be on a dollar-for-dollar basis or on a proportional basis. The reduction would apply only to partial surrenders taken after we send you notice. If we change the rate or amount of the premium enhancement or if we eliminate the premium enhancement, we will send you notice in advance. In addition, we will send you a confirmation that will state the amount of any premium enhancement that was credited to your annuity value.

Examples. The following examples illustrate how a 4.5% credit works:

Suppose you invest $10,000 in a Contract. We immediately credit an additional 4.5% or $450, so your annuity value begins at $10,450. Assume that in six months the annuity value increases by 5%, so it is $10,972.50 (($10,450 × 0.05 = $522.50) ($522.50 + $10,450 = $10,972.50)). At that point in time, the death benefit would be $10,522.50 ($10,972.50 less the $450 credit). Note that although the credit is not included in the death benefit, the $22.50 of earnings on the credit is included. The cash value would be $10,972.50 minus the surrender charge of 8%, minus other applicable deductions. Assume that at the end of twelve months, the annuity value has increased by 10% so it is $11,495 (($10,450 × 0.10 = $1,045) ($1,045 + $10,450 = $11,495)). The death benefit at that time would be the full annuity value of $11,495 and the cash value would be $11,495 minus the surrender charge of 8% and other applicable deductions.

A decrease in value works in a similar manner. Again suppose you invest $10,000 and we credit a 4.5%, or $450 credit, and the annuity value decreases 5% to $9,950 ($10,450 minus $500). Your death benefit in six months time would be $10,000 since it is never less than your premium payments, less any partial surrenders and premium taxes. Your cash value would be $9,950 minus the surrender charge of 8% and other applicable deductions.

In the case of multiple premium payments, for purposes of the credit, the most recent premium payment is deemed to be withdrawn first. Suppose you make a $10,000 premium payment in June 2000 (getting a $450 credit) and a $20,000 premium payment in December 2000 (getting a $900 credit). If you die in August 2001 (more than 12 months after the June 2000 premium payment, but less than 12 months after the December 2000 premium payment), the $900 credit for the December premium payment has not vested (since it is less than 12 months old) so the full $900 is deducted in calculating the death benefit. However, the death benefit would include any earnings/loss attributable to that credit. The $450 credit for the June payment is over 12 months old so it (and any earnings/loss on it) is included in the death benefit.

Allocation of Premium Payments

Unless otherwise required by state law, we will limit allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

4.	INVESTMENT CHOICES

TRANSAMERICA SERIES TRUST

– INITIAL CLASS(1)

Portfolio Construction Manager: Morningstar Associates, LLC

Transamerica Asset Allocation – Conservative VP(2)

Transamerica Asset Allocation – Growth VP(2)

Transamerica Asset Allocation – Moderate VP(2)

Transamerica Asset Allocation – Moderate Growth VP(2)

Transamerica International Moderate Growth VP(3)

Subadvised by BlackRock Investment Management, LLC

Transamerica BlackRock Large Cap Value VP(4)

Subadvised by Capital Guardian Trust Company

Transamerica Capital Guardian U.S. Equity VP(4)

Transamerica Capital Guardian Value VP(4)

Subadvised by ING Clarion Real Estate Securities

Transamerica Clarion Global Real Estate Securities VP(4)

Subadvised by Federated Equity Management Company of Pennsylvania

Transamerica Federated Market Opportunity VP(4)

Subadvised by J.P. Morgan Investment Advisors, Inc.

Transamerica JPMorgan Core Bond VP(4)

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP(4)

Subadvised by ClearBridge Advisors, LLC

Transamerica Legg Mason Partners All Cap VP(4)

Subadvised by MFS® Investment Management

Transamerica MFS High Yield VP(4)

Transamerica MFS International Equity VP(4)

Subadvised by Columbia Management Advisors, LLC

Transamerica Marsico Growth VP(4)

Subadvised by Munder Capital Management

Transamerica Munder Net50 VP(4)

Subadvised by Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP(4)

Subadvised by T. Rowe Price Associates, Inc.

Transamerica T. Rowe Price Equity Income VP(4)

Transamerica T. Rowe Price Small Cap VP(4)

Subadvised by Templeton Investment Counsel, LLC and Transamerica Investment Management, LLC

Transamerica Templeton Global VP(5)

Subadvised by Third Avenue Management LLC

Transamerica Third Avenue Value VP(4)

Subadvised by Transamerica Investment Management, LLC

Transamerica Balanced VP(4)

Transamerica Convertible Securities VP(4)

Transamerica Equity VP(4)

Transamerica Growth Opportunities VP(4)

Transamerica Money Market VP(4)

Transamerica Science & Technology VP(4)

Transamerica Small/Mid Cap Value VP(4)

Transamerica U.S. Government Securities VP(4)

Transamerica Value Balanced VP(4)

Managed by AEGON USA Investment Management

Transamerica Index 50 VP

Transamerica Index 75 VP

Subadvised by Van Kampen Asset Management

Transamerica Van Kampen Mid-Cap Growth VP(4)

ProFunds(6)

Managed by ProFund Advisors LLC

ProFund VP Asia 30

ProFund VP Basic Materials

ProFund VP Bull

ProFund VP Consumer Services

ProFund VP Emerging Markets

ProFund VP Europe 30

ProFund VP Falling U.S. Dollar

ProFund VP Financials

ProFund VP International

ProFund VP Japan

ProFund VP Mid-Cap

ProFund VP Money Market

ProFund VP NASDAQ-100(7)

ProFund VP Oil & Gas

ProFund VP Pharmaceuticals

ProFund VP Precious Metals

ProFund VP Short Emerging Markets

ProFund VP Short International

ProFund VP Short NASDAQ-100(8)

ProFund VP Short Small-Cap

ProFund VP Small-Cap

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP UltraSmall-Cap

ProFund VP U.S. Government Plus

ProFund VP Utilities

Access One Trust(6)

Managed by ProFund Advisors LLC

Access VP High Yield FundSM

(1)	Formerly known as AEGON/Transamerica Series Trust.
(2)	Transamerica was added to the beginning of the fund name; and Portfolio was replaced with VP at the end of the fund name.
(3)	Transamerica was added to the beginning of the fund name; and Fund was replaced with VP at the end of the fund name.
(4)	Unless previously part of the name; Transamerica was added to the beginning of the fund name; and VP was added to the end of the fund name.
(5)	Formerly known as Templeton Transamerica Global.
(6)	The ProFunds and Access portfolios permit frequent transfers and investors in these portfolios may bear the additional costs and investment risks of frequent transfers.
(7)	Formerly known as ProFund VP OTC.
(8)	Formerly known as ProFund VP Short OTC.

The following subaccount is closed to new investment as of December 12, 2005:

TRANSAMERICA SERIES TRUST

– INITIAL CLASS(1)

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Mid Cap Value VP(2)

(1)	Formerly known as AEGON/Transamerica Series Trust.
(2)	Formerly known as JPMorgan Mid Cap Value.

The following subaccounts are only available to Contract owners who held an investment in these Subaccounts prior to May 1, 2003.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND – SERVICE CLASS 2

Advised by Fidelity Management & Research Company

VIP Contrafund® Portfolio

VIP Equity-Income Portfolio

VIP Growth Opportunities Portfolio

The Fixed Account

We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account current interest rates. We establish the interest rate, at our sole discretion, for each premium payment or transfer into the fixed account. Rates are guaranteed for at least one year, but will never be less than 3% per year.

Unless otherwise required by state law, we will limit allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

Transfers

Transfers from the fixed account are allowed only once during each Contract year. We must receive written notice at our administrative office within 30 days after a Contract anniversary. The amount that may be transferred is the greater of (1) 50% of the dollar amount in the fixed account, or (2) the amount you transferred out of the fixed account in the previous Contract year. Although we currently allow you to transfer 50% of the dollar amount in the fixed account, we reserve the right to reduce this percentage to 25%.

5.	EXPENSES

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net assets that you have invested in each subaccount.

Loan Processing Fee

You have the option to either send us a $30 check for this fee or to have us deduct the $30 from the loan amount.

Partial Surrenders Up to the Free Amount.

For example, assume that you make a $100,000 premium payment to your Contract at issue, receive a premium enhancement of $4,500, and make no more premium payments. Also assume at the end of the 13th Contract month there is an annuity value of $120,000 before a partial surrender of $15,500 is taken out surrender charge free (the greater of $15,500 under (A) ($120,000 — $100,000 — $4,500), or $12,000 under (B) ($120,000 × 10%)).

If, at the end of the 19th Contract month, there is an annuity value of $106,000 before a partial surrender of $20,000 is taken out, the surrender charge on this partial surrender will be calculated as follows:

(A)(i)	$106,000 is the annuity value on the date of the partial surrender; and is added to
(A)(ii)	$15,500 is the net amount of the partial surrender that occurred in the 13th month; minus
(A)(iii)	$100,000 is the total of all premiums paid; minus
(A)(iv)	$4,500 is the total of any premium enhancement amounts; minus
(A)(v)	$15,500 is the total of any growth in the Contract previously surrendered.

The total for (A) is: $106,000 + $15,500 – $100,000 – $4,500 – $15,500 = $1,500.

OR

(B)(i)	$10,600 is 10% of the annuity value; minus
(B)(ii)	$15,500.

The total for (B) is: $10,600 – $15,500 = – $4,900.

The maximum amount of this partial surrender available without a surrender charge is $1,500 (A).

The portion of this partial surrender which is subject to a surrender charge is $20,000 — $1,500 = $18,500.

The surrender charge is calculated on the amount that must be surrendered ($20,108.70) in order to leave $18,500 after the 8% surrender charge is applied. The surrender charge is: $20,108.70 × .08 = $1,608.70. Subtracting $1,608.70 from $20,108.70 leaves $18,500, which is the amount you will receive after the 8% surrender charge has been taken.

To sum up: The total amount we will deduct from your annuity value so that you receive $20,000 is $21,608.70. That is calculated as: $1,500 (free amount) + $18,500 (amount after surrender charge has been taken) + $1,608.70 (surrender charge) = $21,608.70.

9.	DEATH BENEFIT

Standard Death Benefit (Option A)

Death benefit provisions may differ from state to state. The death benefit proceeds may be paid as a lump sum, as substantially equal payments while the Contract continues in the accumulation period for a specified number of years, or as annuity payments, but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

If an owner who is the annuitant dies before the maturity date and if the death benefit proceeds are payable, the standard death benefit proceeds will be the greatest of:

•	the annuity value of your Contract on the death report day, reduced by the amount of any premium enhancements credited to the annuity value within the 12 months before the death report day;
•	the total premium payments you make to the Contract as of the death report day (not including premium enhancements), reduced by partial surrenders; or
•	the annual step-up: On each Contract anniversary, a new “stepped-up” death benefit is determined. The stepped-up death benefit is equal to:
•	the highest annuity value on any Contract anniversary before the annuitant’s 81st birthday. If the Contract anniversary with the highest annuity value occurs during the 12-month period before the death report day, then the highest annuity value will be reduced by the amount of any premium enhancements credited to the annuity value from the beginning of this 12-month period to that Contract anniversary. The highest annuity value will be increased for any premium payments you have made (but not increased for the premium enhancements applicable to those premiums), and decreased by the adjusted partial surrenders for any partial surrenders we have paid to you, following the Contract anniversary on which the highest annuity value occurs.

For example, assume that you make a $100,000 [P(0)] premium payment at issue, receive a premium enhancement of $4,500 [E(0)] on the initial premium payment; then you make a subsequent premium payment of $20,000 [P(1)] at the beginning of your 20th Contract month and receive a premium enhancement of $900 [E(1)] on this payment; and then make another subsequent premium payment of $10,000 [P(2)] at the beginning of your 27th Contract month and receive a premium enhancement of $300 [E(2)] on this payment. Also assume an annuity value of $110,000 [A(1)] at the end of your first Contract anniversary, and an annuity value of $200,000 [A(2)] at the end of the second Contract anniversary, and an annuity value of $150,000 [A(3)] on the death report day (at the end of the 30th Contract month).

The standard death benefit will be the greatest of:

1.	Annuity value: A(3) – [E(1) + E(2)] = $150,000 – ($900 + $300) = $148,800
2.	Return of premium: P(0) + P(1) + P(2) = $100,000 + $20,000 + $10,000 = $130,000
3.	Annual step-up: A(2) – E(1) + P(2) = $200,000 – $900 + $10,000 = $209,100

The standard death benefit will be $209,100 from the annual step-up.

Note: In the example above, we assume that the initial premium payment and the next premium payment paid (at the beginning of the 20th Contract month), each receive a 4.5% premium enhancement. However, we assume that the premium payment paid at the beginning of the 27th Contract month receives a 3% premium enhancement.

The standard death benefit proceeds are not payable after the maturity date.

Compounding Minimum Death Benefit (Option B)

On the Contract application, you may add the compounding minimum death benefit to the Contract for an additional charge. This option is not available to annuitants or owners age 74 or older on the Contract date. This death benefit option is only payable during the accumulation period and is not payable after the maturity date. You may not select this option after the Contract has been issued.

During the accumulation period, this option provides the greater of:

•	the standard death benefit; or
•	the compounding minimum death benefit: This benefit equals total premium payments, plus the premium enhancement corresponding to the initial premium payment only, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to the date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after the annuitant’s 81st birthday.

If you select this option, then the mortality and expense risk charge will increase to 1.40%.

Effect of Adjusted Partial Surrender on Certain Death Benefits

When you request a partial surrender, we will reduce certain death benefits under the Contract by an “adjusted partial surrender.” Adjusted partial surrenders will reduce:

•	the compounding minimum death benefit, if selected; and
•	the annual step-up death benefit.

A partial surrender will reduce the compounding minimum death benefit, if selected, and the annual step-up death benefit, by the amount of the partial surrender times the ratio of:

•	the amount of the compounding minimum death benefit (and/or annual step-up death benefit) immediately before the partial surrender, to
•	the annuity value immediately before the partial surrender.

We have included a more detailed explanation of this adjustment in the SAI.

If the compounding and/or annual step-up death benefit is greater than the annuity value prior to the partial surrender, the adjusted partial surrender may be more than the amount of your request. For this reason, if a death benefit is paid after you have made a partial surrender, the total of that partial surrender and the death benefit could be less than the death benefit immediately before you have made a partial surrender. If the compounding and/or annual step-up death benefit is less than the annuity value prior to the partial surrender, the adjusted partial surrender will reduce the death benefit dollar for dollar.

Alternate Payment Elections Before the Maturity Date

If the deceased annuitant was an owner, and one or more beneficiaries chooses one of the above options instead of a lump sum payment, we will “reset” the age used in the death benefit provisions under the new option as of the death report day, so that the death benefit is based on the age of the particular new annuitant (i.e., the beneficiary). As a result, the phrase “the annuitant’s 81st birthday” will refer to the age of the particular beneficiary. If the beneficiary is over age 81 on the death report day of the first deceased owner, then we will calculate the death benefit paid on the death of the particular beneficiary by taking the highest annuity value (i.e., the annuity value as of the death report day) and subtracting the total partial surrenders following the death report day of the first deceased owner. This option applies to both spousal and non-spousal beneficiaries.

Additional Earnings Rider

The optional Additional Earnings Rider may pay an Additional Earnings Rider Amount when an owner who is the annuitant dies and death benefit proceeds are paid under your Contract. In order to buy this rider:

•	you must purchase it when we issue the Contract;
•	you must be both the owner and annuitant (except in the case of a trust or employer-sponsored plan). and
•	you, a joint owner and the annuitant must be age 75 or younger.

Rider earnings equal:

•	the death benefit proceeds payable under the Contract; minus
•	the rider base, which is:
•	the initial premium at Contract issue (this rider is no longer available after issue); plus
•	the premium payments made after the rider date; less
•	the amount of each partial surrender made after the rider date, multiplied by the ratio of the rider base to the annuity value immediately before the partial surrender.

Examples:

Other assumptions at issue:

$76,285 GMDB (guaranteed minimum death benefit) — current step-up or roll-up death benefit on the day the Additional Earnings Rider is added before subtracting premium enhancements

$3,285 PE — premium enhancements

$73,000 RB — rider base at issue = GMDB — PE

$76,285 AV — current annuity value at rider issue date

Guaranteed Minimum Income Benefit Program

The Guaranteed Minimum Income Benefit Program is no longer available for new sales, but if you have previously elected this benefit you can still upgrade.

CONDENSED FINANCIAL INFORMATION

The accumulation unit values (“AUV”) and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables. The number of accumulation units combines the units outstanding for several variable annuity contracts issued by Western Reserve within each subaccount class.

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Asset Allocation – Conservative VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$12.974 $12.069 $11.682 $10.842 $8.891 $10.000	$13.557 $12.974 $12.069 $11.682 $10.842 $8.891	432,628 493,104 921,571 926,972 888,019 605,861
Transamerica Asset Allocation – Growth VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.559 $12.820 $11.629 $10.369 $8.072 $10.000	$15.409 $14.559 $12.820 $11.629 $10.369 $8.072	203,799 200,985 165,490 174,629 295,332 129,968
Transamerica Asset Allocation – Moderate VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.495 $12.325 $11.678 $10.675 $8.704 $10.000	$14.310 $13.495 $12.325 $11.678 $10.675 $8.704	848,215 984,085 973,661 859,392 804,264 485,944
Transamerica Asset Allocation – Moderate Growth VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.152 $12.657 $11.724 $10.514 $8.418 $10.000	$14.986 $14.152 $12.657 $11.724 $10.514 $8.418	787,887 815,833 795,169 816,788 826,140 580,194
Transamerica International Moderate Growth VP - Initial Class(2) Subaccount Inception Date May 1, 2006	2007 2006	$10.305 $10.000	$11.002 $10.305	21,738 7,709
Transamerica BlackRock Large Cap Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$18.633 $16.224 $14.247 $12.258 $9.617 $11.414 $11.835 $10.421 $10.000	$19.150 $18.633 $16.224 $14.247 $12.258 $9.617 $11.414 $11.835 $10.421	84,412 76,791 99,169 74,454 70,068 39,831 6,048 7,074 2,500
Transamerica Capital Guardian U.S. Equity VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.037 $12.055 $11.545 $10.709 $7.988 $10.000	$12.786 $13.037 $12.055 $11.545 $10.709 $7.988	19,306 23,015 21,787 37,487 27,743 11,543
Transamerica Capital Guardian Value VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.419 $12.601 $11.911 $10.392 $7.862 $10.000	$13.273 $14.419 $12.601 $11.911 $10.392 $7.862	65,093 80,724 114,161 122,537 97,576 73,217

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Clarion Global Real Estate Securities VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$39.958 $28.593 $25.654 $19.660 $14.747 $14.494 $13.288 $10.398 $10.000	$36.616 $39.958 $28.593 $25.654 $19.660 $14.747 $14.494 $13.288 $10.398	34,977 68,259 60,670 55,294 53,382 28,125 10,890 9,873 2,500
Transamerica Federated Market Opportunity VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$20.099 $19.914 $19.317 $18.010 $14.456 $14.578 $12.829 $10.074 $10.000	$19.648 $20.099 $19.914 $19.317 $18.010 $14.456 $14.578 $12.829 $10.074	61,558 100,101 120,423 129,440 114,703 80,481 3,120 3,289 2,500
Transamerica JPMorgan Core Bond VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$13.488 $13.215 $13.152 $12.811 $12.508 $11.580 $10.910 $9.979 $10.000	$14.169 $13.488 $13.215 $13.152 $12.811 $12.508 $11.580 $10.910 $9.979	55,624 64,220 66,896 87,076 125,688 117,323 3,052 2,975 2,500
Transamerica JPMorgan Enhanced Index VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$12.819 $11.318 $11.137 $10.215 $8.065 $10.000	$13.162 $12.819 $11.318 $11.137 $10.215 $8.065	20,721 44,671 58,449 50,473 41,285 3,117
Transamerica JPMorgan Mid Cap Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$16.970 $14.736 $13.744 $12.213 $9.462 $11.038 $11.700 $10.510 $10.000	$17.141 $16.970 $14.736 $13.744 $12.213 $9.462 $11.038 $11.700 $10.510	22,385 38,854 79,071 84,615 65,184 25,298 3,067 3,006 2,500
Transamerica Legg Mason Partners All Cap VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$15.317 $13.154 $12.867 $12.004 $9.043 $12.230 $12.198 $10.459 $10.000	$15.201 $15.317 $13.154 $12.867 $12.004 $9.043 $12.230 $12.198 $10.459	38,544 65,008 104,201 112,610 114,358 84,970 32,735 28,958 2,500
Transamerica MFS High Yield VP - Initial Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$12.729 $11.681 $11.681 $10.835 $10.000	$12.735 $12.729 $11.681 $11.681 $10.835	4,401 20,783 20,190 19,646 6,240

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica MFS International Equity VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$10.049 $8.313 $7.499 $6.678 $5.426 $7.010 $9.323 $11.124 $10.000	$10.774 $10.049 $8.313 $7.499 $6.678 $5.426 $7.010 $9.323 $11.124	242,976 182,611 120,782 130,256 136,492 22,526 21,439 16,940 2,500
Transamerica Marsico Growth VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$9.011 $8.707 $8.164 $7.406 $5.968 $8.210 $9.731 $10.731 $10.000	$10.657 $9.011 $8.707 $8.164 $7.406 $5.968 $8.210 $9.731 $10.731	34,996 51,220 57,884 43,041 50,375 33,251 10,767 10,055 2,500
Transamerica Munder Net50 VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$9.168 $9.334 $8.974 $7.763 $4.744 $7.844 $10.709 $10.891 $10.000	$10.540 $9.168 $9.334 $8.974 $7.763 $4.744 $7.844 $10.709 $10.891	64,075 101,559 109,400 85,118 72,587 7,646 7,774 7,032 2,500
Transamerica PIMCO Total Return VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$11.414 $11.151 $11.095 $10.811 $10.492 $10.000	$12.214 $11.414 $11.151 $11.095 $10.811 $10.492	66,101 88,078 78,496 100,005 115,275 84,388
Transamerica T. Rowe Price Equity Income VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$13.472 $11.529 $11.275 $9.999 $8.025 $10.065 $10.693 $9.872 $10.000	$13.671 $13.472 $11.529 $11.275 $9.999 $8.025 $10.065 $10.693 $9.872	29,877 40,162 41,970 44,321 46,031 12,407 4,598 3,708 2,500
Transamerica T. Rowe Price Small Cap VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$10.754 $10.570 $9.729 $8.976 $6.509 $9.122 $10.287 $11.398 $10.000	$11.578 $10.754 $10.570 $9.729 $8.976 $6.509 $9.122 $10.287 $11.398	39,837 57,628 81,355 134,837 98,882 39,554 2,688 2,500 2,500
Transamerica Templeton Global VP - Initial Class(4) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$8.139 $6.975 $6.608 $6.169 $5.096 $7.014 $9.257 $11.387 $10.000	$9.213 $8.139 $6.975 $6.608 $6.169 $5.096 $7.014 $9.257 $11.387	112,642 106,331 110,179 113,844 41,820 40,915 33,915 43,471 2,500

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Third Avenue Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$28.249 $24.778 $21.234 $17.323 $12.850 $14.845 $14.237 $10.660 $10.000	$28.080 $28.249 $24.778 $21.234 $17.323 $12.850 $14.845 $14.237 $10.660	99,855 134,456 140,797 105,814 88,984 40,099 7,264 5,147 2,500
Transamerica Balanced VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.014 $12.142 $11.450 $10.488 $9.376 $10.000	$14.522 $13.014 $12.142 $11.450 $10.488 $9.376	26,203 24,133 22,773 29,892 38,484 52,098
Transamerica Convertible Securities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.817 $12.684 $12.431 $11.184 $9.208 $10.000	$16.100 $13.817 $12.684 $12.431 $11.184 $9.208	4,610 7,752 8,209 9,127 9,386 4,540
Transamerica Equity VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$15.192 $14.227 $12.429 $10.928 $8.479 $10.000	$17.352 $15.192 $14.227 $12.429 $10.928 $8.479	230,949 304,282 187,790 153,744 43,148 30,023
Transamerica Growth Opportunities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.687 $13.258 $11.614 $10.139 $7.868 $10.000	$16.547 $13.687 $13.258 $11.614 $10.139 $7.868	44,876 56,265 56,349 56,330 22,654 11,692
Transamerica Money Market VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$10.918 $10.614 $10.503 $10.588 $10.696 $10.735 $10.511 $10.046 $10.000	$11.263 $10.918 $10.614 $10.503 $10.588 $10.696 $10.735 $10.511 $10.046	147,111 137,394 156,246 78,116 162,074 190,263 50,611 53,170 2,500
Transamerica Science and Technology VP -Initial Class(3) Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$3.922 $3.953 $3.943 $3.716 $2.506 $4.123 $6.659 $10.000	$5.114 $3.922 $3.953 $3.943 $3.716 $2.506 $4.123 $6.659	47,564 73,469 124,168 112,064 151,689 71,728 27,506 19,807
Transamerica Small/Mid Cap Value VP - Initial Class(3) Subaccount Inception Date October 1, 2004	2007 2006 2005 2004	$14.191 $12.238 $10.972 $10.000	$17.387 $14.191 $12.238 $10.972	35,477 41,931 30,866 2,000
Transamerica U.S. Government Securities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$10.868 $10.714 $10.670 $10.517 $10.402 $10.000	$11.320 $10.868 $10.714 $10.670 $10.517 $10.402	33,358 23,923 22,739 31,796 50,352 29,713

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
Transamerica Value Balanced VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$14.731 $13.011 $12.427 $11.507 $9.750 $11.520 $11.448 $9.907 $10.000	$15.441 $14.731 $13.011 $12.427 $11.507 $9.750 $11.520 $11.448 $9.907	45,445 51,527 65,984 74,125 44,762 31,119 2,087 3,348 2,500
Transamerica Van Kampen Mid-Cap Growth VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$6.847 $6.342 $6.004 $5.706 $4.533 $6.895 $10.514 $12.108 $10.000	$8.240 $6.847 $6.342 $6.004 $5.706 $4.533 $6.895 $10.514 $12.108	213,534 114,884 180,782 158,172 142,001 98,030 71,139 76,808 2,500
ProFund VP Asia 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$11.675	7,110
ProFund VP Basic Materials Subaccount Inception Date September 6, 2007	2007	$10.00	$11.109	5,272
ProFund VP Bull Subaccount Inception Date June 12, 2006	2007 2006	$11.396 $10.000	$11.591 $11.396	0 28,664
ProFund VP Consumer Services Subaccount Inception Date September 6, 2007	2007	$10.00	$9.143	0
ProFund VP Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$11.460	3,268
ProFund VP Europe 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$10.280	3,224
ProFund VP Falling U.S. Dollar Subaccount Inception Date September 6, 2007	2007	$10.00	$10.566	0
ProFund VP Financials Subaccount Inception Date September 6, 2007	2007	$10.00	$8.630	0
ProFund VP International Subaccount Inception Date September 6, 2007	2007	$10.00	$10.090	0
ProFund VP Japan Subaccount Inception Date September 6, 2007	2007	$10.00	$9.115	0
ProFund VP Mid-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$9.742	0
ProFund VP Money Market Subaccount Inception Date June 12, 2006	2007 2006	$10.122 $10.000	$10.317 $10.122	25,299 0
ProFund VP NASDAQ-100(5) Subaccount Inception Date June 12, 2006	2007 2006	$11.375 $10.000	$13.142 $11.375	4,283 29,361
ProFund VP Oil & Gas Subaccount Inception Date September 6, 2007	2007	$10.00	$10.897	4,220
ProFund VP Pharmaceuticals Subaccount Inception Date September 6, 2007	2007	$10.00	$9.983	0
ProFund VP Precious Metals Subaccount Inception Date September 6, 2007	2007	$10.00	$11.764	0
ProFund VP Short Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$8.232	0
ProFund VP Short International Subaccount Inception Date September 6, 2007	2007	$10.00	$9.819	0
ProFund VP Short NASDAQ-100(6) Subaccount Inception Date September 6, 2007	2007	$10.00	$9.719	0
ProFund VP Short Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$8.766 $10.000	$9.001 $8.766	0 0
ProFund VP Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$11.190 $10.000	$10.748 $11.190	0 27,460
ProFund VP Small-Cap Value Subaccount Inception Date September 6, 2007	2007	$10.00	$9.149	0
ProFund VP Telecommunications Subaccount Inception Date September 6, 2007	2007	$10.00	$9.528	0

Subaccount	Year	1.80%
		Beginning AUV	Ending AUV	# Units
ProFund VP UltraSmall-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$8.854	0
ProFund VP U.S. Government Plus Subaccount Inception Date September 6, 2007	2007	$10.00	$10.806	0
ProFund VP Utilities Subaccount Inception Date September 6, 2007	2007	$10.00	$10.731	8,625
Access VP High Yield FundSM Subaccount Inception Date September 6, 2007	2007	$10.00	$10.294	0
Fidelity – VIP Contrafund® - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$12.713 $11.615 $10.138 $8.963 $7.119 $8.018 $9.327 $10.000	$14.648 $12.713 $11.615 $10.138 $8.963 $7.119 $8.018 $9.327	89,812 76,859 80,624 72,388 68,234 34,828 9,990 8,548
Fidelity – VIP Equity-Income - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$14.100 $11.970 $11.544 $10.567 $8.274 $10.169 $10.924 $10.000	$14.026 $14.100 $11.970 $11.544 $10.567 $8.274 $10.169 $10.924	5,162 26,224 25,179 36,207 25,897 8,714 3,778 3,573
Fidelity – VIP Growth Opportunities - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$8.038 $7.785 $7.293 $6.947 $5.466 $7.136 $8.512 $10.000	$9.704 $8.038 $7.785 $7.293 $6.947 $5.466 $7.136 $8.512	10,898 30,680 33,881 44,194 45,838 8,774 4,617 4,679

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units
Transamerica Asset Allocation Conservative VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.065 $12.136 $11.729 $10.869 $8.990 $10.000	$13.673 $13.065 $12.136 $11.729 $10.869 $8.990	2,428,377 2,380,570 2,848,654 2,772,295 2,699,994 1,431,241
Transamerica Asset Allocation - Growth VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.661 $12.891 $11.675 $10.396 $8.080 $10.000	$15.540 $14.661 $12.891 $11.675 $10.396 $8.080	3,394,187 3,666,623 3,838,605 3,668,756 3,271,606 1,141,782
Transamerica Asset Allocation - Moderate VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.590 $12.393 $11.725 $10.702 $8.713 $10.000	$14.432 $13.590 $12.393 $11.725 $10.702 $8.713	6,503,778 6,938,717 7,311,040 6,908,204 6,596,348 2,960,437
Transamerica Asset Allocation - Moderate Growth VP - Initial Class(1) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.251 $12.727 $11.771 $10.540 $8.426 $10.000	$15.114 $14.251 $12.727 $11.771 $10.540 $8.426	5,611,391 6,408,004 6,028,387 6,056,485 5,385,378 2,402,764
Transamerica International Moderate Growth VP - Initial Class(2) Subaccount Inception Date May 1, 2006	2007 2006	$10.315 $10.000	$11.029 $10.315	219,265 96,536
Transamerica BlackRock Large Cap Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$18.788 $16.335 $14.323 $12.305 $9.639 $11.423 $11.826 $10.421 $10.000	$19.338 $18.788 $16.335 $14.323 $12.305 $9.639 $11.423 $11.826 $10.421	674,120 942,492 1,031,377 705,146 709,871 572,432 113,496 12,417 2,500
Transamerica Capital Guardian U.S. Equity VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.129 $12.121 $11.591 $10.736 $7.996 $10.000	$12.895 $13.129 $12.121 $11.591 $10.736 $7.996	306,522 342,116 399,428 413,615 373,294 89,316
Transamerica Capital Guardian Value VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$14.520 $12.671 $11.959 $10.418 $7.870 $10.000	$13.386 $14.520 $12.671 $11.959 $10.418 $7.870	628,665 686,925 863,619 991,553 808,088 364,020
Transamerica Clarion Global Real Estate Securities VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$40.289 $28.787 $25.790 $19.735 $14.781 $14.505 $13.278 $10.398 $10.000	$36.974 $40.289 $28.787 $25.790 $19.735 $14.781 $14.505 $13.278 $10.398	360,754 604,750 517,164 565,689 500,380 297,623 38,072 9,648 2,500
Transamerica Federated Market Opportunity VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$20.266 $20.049 $19.419 $18.078 $14.489 $14.590 $12.820 $10.074 $10.000	$19.841 $20.266 $20.049 $19.419 $18.078 $14.489 $14.590 $12.820 $10.074	743,930 1,006,237 1,411,963 1,579,063 1,554,362 1,180,268 254,830 23,516 2,500

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units
Transamerica JPMorgan Core Bond VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$13.601 $13.305 $13.222 $12.860 $12.537 $11.590 $10.902 $9.979 $10.000	$14.308 $13.601 $13.305 $13.222 $12.860 $12.537 $11.590 $10.902 $9.979	487,746 602,563 683,514 880,520 1,088,475 994,183 238,484 22,430 2,500
Transamerica JPMorgan Enhanced Index VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$12.909 $11.380 $11.182 $10.240 $8.074 $10.000	$13.274 $12.909 $11.380 $11.182 $10.240 $8.074	155,603 181,162 256,040 272,707 209,779 82,481
Transamerica JPMorgan Mid Cap Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$17.111 $14.836 $13.817 $12.260 $9.484 $11.047 $11.692 $10.510 $10.000	$17.309 $17.111 $14.836 $13.817 $12.260 $9.484 $11.047 $11.692 $10.510	349,162 427,796 593,118 674,449 638,680 375,487 48,400 25,081 2,500
Transamerica Legg Mason Partners All Cap VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$15.445 $13.243 $12.935 $12.050 $9.064 $12.240 $12.189 $10.459 $10.000	$15.350 $15.445 $13.243 $12.935 $12.050 $9.064 $12.240 $12.189 $10.459	411,088 530,299 630,204 843,274 981,325 681,049 303,708 92,443 2,500
Transamerica MFS High Yield VP - Initial Class(3) Subaccount Inception Date May 1, 2003	2007 2006 2005 2004 2003	$12.800 $11.728 $11.710 $10.846 $10.000	$12.824 $12.800 $11.728 $11.710 $10.846	107,444 185,148 147,900 86,860 37,072
Transamerica MFS International Equity VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$10.183 $8.411 $7.579 $6.703 $5.439 $7.015 $9.316 $11.124 $10.000	$10.934 $10.183 $8.411 $7.579 $6.703 $5.439 $7.015 $9.316 $11.124	1,438,903 1,900,372 1,375,674 1,222,358 1,205,665 247,627 70,637 29,298 2,500
Transamerica Marsico Growth VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$9.086 $8.767 $8.208 $7.434 $5.982 $8.216 $9.724 $10.731 $10.000	$10.762 $9.086 $8.767 $8.208 $7.434 $5.982 $8.216 $9.724 $10.731	494,612 590,559 752,584 715,139 685,921 580,026 76,359 28,596 2,500
Transamerica Munder Net50 VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$9.244 $9.398 $8.841 $7.793 $4.755 $7.850 $10.701 $10.891 $10.000	$10.643 $9.244 $9.398 $8.841 $7.793 $4.755 $7.850 $10.701 $10.891	348,971 547,161 389,481 526,014 487,054 201,192 25,645 8,950 2,500

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units
Transamerica PIMCO Total Return VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$11.494 $11.213 $11.139 $10.838 $10.503 $10.000	$12.319 $11.494 $11.213 $11.139 $10.838 $10.503	661,598 754,893 741,455 833,982 864,057 607,454
Transamerica T. Rowe Price Equity Income VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$13.584 $11.608 $11.335 $10.037 $8.043 $10.073 $10.686 $9.872 $10.000	$13.805 $13.584 $11.608 $11.335 $10.037 $8.043 $10.073 $10.686 $9.872	655,076 614,666 755,518 867,247 623,583 374,670 146,253 24,303 2,500
Transamerica T. Rowe Price Small Cap VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$10.844 $10.642 $9.781 $9.010 $6.524 $9.129 $10.280 $11.398 $10.000	$11.692 $10.844 $10.642 $9.781 $9.010 $6.524 $9.129 $10.280 $11.398	663,228 773,713 1,053,873 1,175,612 1,054,754 552,363 79,312 40,359 2,500
Transamerica Templeton Global VP - Initial Class(4) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$8.822 $7.550 $7.141 $6.193 $5.108 $7.020 $9.250 $11.387 $10.000	$10.001 $8.822 $7.550 $7.141 $6.193 $5.108 $7.020 $9.250 $11.387	959,991 861,875 1,020,320 1,125,307 228,256 229,432 296,873 376,015 2,500
Transamerica Third Avenue Value VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$28.484 $24.947 $21.346 $17.389 $12.879 $14.857 $14.226 $10.660 $10.000	$28.356 $28.484 $24.947 $21.346 $17.389 $12.879 $14.857 $14.226 $10.660	1,002,935 1,337,588 1,361,667 1,280,926 1,211,280 786,581 142,077 38,952 2,500
Transamerica Balanced VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.106 $12.209 $11.496 $10.515 $9.385 $10.000	$14.646 $13.106 $12.209 $11.496 $10.515 $9.385	467,870 488,493 273,915 333,461 320,331 302,866
Transamerica Convertible Securities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.914 $12.754 $12.481 $11.212 $9.217 $10.000	$16.237 $13.914 $12.754 $12.481 $11.212 $9.217	223,414 255,244 293,105 295,560 209,841 65,195
Transamerica Equity VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$15.298 $14.305 $12.479 $10.955 $8.487 $10.000	$17.500 $15.298 $14.305 $12.479 $10.955 $8.487	1,879,027 2,428,769 1,327,161 1,607,132 910,375 465,953
Transamerica Growth Opportunities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$13.783 $13.331 $11.660 $10.165 $7.876 $10.000	$16.688 $13.783 $13.331 $11.660 $10.165 $7.876	585,646 738,611 662.068 688,804 329,858 93,609

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units
Transamerica Money Market VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$11.009 $10.686 $10.559 $10.628 $10.720 $10.743 $10.504 $10.046 $10.000	$11.374 $11.009 $10.686 $10.559 $10.628 $10.720 $10.743 $10.504 $10.046	1,593,481 1,084,650 1,129,915 938,018 1,952,601 4,967,538 718,980 229,542 2,500
Transamerica Science and Technology VP - Initial Class(3) Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$3.961 $3.987 $3.971 $3.736 $2.516 $4.134 $6.665 $10.000	$5.173 $3.961 $3.987 $3.971 $3.736 $2.516 $4.134 $6.665	857,219 712,726 1,224,736 1,686,212 1,995,594 1,098,789 405,484 43,286
Transamerica Small/Mid Cap Value VP - Initial Class(3) Subaccount Inception date October 1, 2004	2007 2006 2005 2004	$14.238 $12.261 $10.976 $10.000	$17.471 $14.238 $12.261 $10.976	421,664 510,959 507,200 156,784
Transamerica U.S. Government Securities VP - Initial Class(3) Subaccount Inception Date May 1, 2002	2007 2006 2005 2004 2003 2002	$10.944 $10.773 $10.713 $10.544 $10.412 $10.000	$11.416 $10.944 $10.773 $10.713 $10.544 $10.412	186,334 179,429 234,728 273,743 324,709 228,606
Transamerica Value Balanced VP - Initial Class(3) Subaccount Inception Date January 3, 1995	2007 2006 2005 2004 2003 2002 2001 2000 1999	$14.851 $13.097 $12.491 $11.549 $9.771 $11.527 $11.440 $9.907 $10.000	$15.589 $14.851 $13.097 $12.491 $11.549 $9.771 $11.527 $11.440 $9.907	632,918 785,420 895,385 1,057,480 610,166 486,783 146,750 21,737 2,500
Transamerica Van Kampen Mid-Cap Growth VP - Initial Class(3) Subaccount Inception Date November 29, 1999	2007 2006 2005 2004 2003 2002 2001 2000 1999	$6.904 $6.386 $6.036 $5.727 $4.543 $6.901 $10.507 $12.108 $10.000	$8.321 $6.904 $6.386 $6.036 $5.727 $4.543 $6.901 $10.507 $12.108	901,297 849,549 945,968 1,092,270 1,191,164 1,006,806 640,021 399,932 2,500
ProFund VP Asia 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$11.680	127,202
ProFund VP Basic Materials Subaccount Inception Date September 6, 2007	2007	$10.00	$11.115	66,405
ProFund VP Bull Subaccount Inception Date June 12, 2006	2007 2006	$11.405 $10.000	$11.617 $11.405	4.171 70,389
ProFund VP Consumer Services Subaccount Inception Date September 6, 2007	2007	$10.00	$9.147	543
ProFund VP Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$11.465	14,875
ProFund VP Europe 30 Subaccount Inception Date September 6, 2007	2007	$10.00	$10.285	28,980
ProFund VP Falling U.S. Dollar Subaccount Inception Date September 6, 2007	2007	$10.00	$10.571	1,138
ProFund VP Financials Subaccount Inception Date September 6, 2007	2007	$10.00	$8.634	521
ProFund VP International Subaccount Inception Date September 6, 2007	2007	$10.00	$10.095	0
ProFund VP Japan Subaccount Inception Date September 6, 2007	2007	$10.00	$9.119	0

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units
ProFund VP Mid-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$9.747	0
ProFund VP Money Market Subaccount Inception Date June 12, 2006	2007 2006	$10.130 $10.000	$10.340 $10.130	494,761 25,311
ProFund VP NASDAQ-100(5) Subaccount Inception Date June 12, 2006	2007 2006	$11.385 $10.000	$13.173 $11.385	14,609 7,542
ProFund VP Oil & Gas Subaccount Inception Date September 6, 2007	2007	$10.00	$10.902	47,125
ProFund VP Pharmaceuticals Subaccount Inception Date September 6, 2007	2007	$10.00	$9.988	1,018
ProFund VP Precious Metals Subaccount Inception Date September 6, 2007	2007	$10.00	$11.770	53,231
ProFund VP Short Emerging Markets Subaccount Inception Date September 6, 2007	2007	$10.00	$8.235	0
ProFund VP Short International Subaccount Inception Date September 6, 2007	2007	$10.00	$9.824	0
ProFund VP Short NASDAQ-100(6) Subaccount Inception Date September 6, 2007	2007	$10.00	$9.724	0
ProFund VP Short Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$8.774 $10.000	$9.022 $8.774	4,130 3,824
ProFund VP Small-Cap Subaccount Inception Date June 12, 2006	2007 2006	$11.199 $10.000	$10.772 $11.199	12,448 34,400
ProFund VP Small-Cap Value Subaccount Inception Date September 6, 2007	2007	$10.00	$9.154	0
ProFund VP Telecommunications Subaccount Inception Date September 6, 2007	2007	$10.00	$9.533	703
ProFund VP UltraSmall-Cap Subaccount Inception Date September 6, 2007	2007	$10.00	$8.859	130
ProFund VP U.S. Government Plus Subaccount Inception Date September 6, 2007	2007	$10.00	$10.811	12,196
ProFund VP Utilities Subaccount Inception Date September 6, 2007	2007	$10.00	$10.736	32,264
Access VP High Yield FundSM Subaccount Inception Date September 6, 2007	2007	$10.00	$10.299	0
Fidelity VIP – Contrafund® Portfolio - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$12.841 $11.714 $10.209 $9.013 $7.148 $8.039 $9.337 $10.000	$14.817 $12.841 $11.714 $10.209 $9.013 $7.148 $8.039 $9.337	552,279 607,942 795,035 596,225 559,326 372,631 75,791 43,831
Fidelity VIP – Equity-Income Portfolio - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$14.242 $12.072 $11.625 $10.625 $8.307 $10.194 $10.935 $10.000	$14.188 $14.242 $12.072 $11.625 $10.625 $8.307 $10.194 $10.935	344,882 399,323 395,346 511,832 565,297 458,566 120,903 10,866
Fidelity VIP – Growth Opportunities Portfolio - Service Class 2 Subaccount Inception Date May 1, 2000	2007 2006 2005 2004 2003 2002 2001 2000	$8.119 $7.852 $7.345 $6.986 $5.488 $7.154 $8.521 $10.000	$9.816 $8.119 $7.852 $7.345 $6.986 $5.488 $7.154 $8.521	122,677 136,561 138,242 160,002 173,118 157,358 40,077 15,086
(1)	Transamerica was added to the beginning of the fund name; and Portfolio was replaced with VP at the end of the fund name.
(2)	Transamerica was added to the beginning of the fund name; and Fund was replaced with VP at the end of the fund name.
(3)	Unless previously part of the name; Transamerica was added to the beginning of the fund name; and VP was added to the end of the fund name.
(4)	Formerly known as Templeton Transamerica Global.
(5)	Formerly known as ProFund VP OTC
(6)	Formerly known as ProFund VP Short OTC

The Transamerica Index 50 VP and Transamerica Index 75 VP had not commenced operations as of December 31, 2007 therefore, comparable data is not available.

WRL FREEDOM ENHANCER®

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY*

WRL Series Annuity Account

Supplement Dated October 1, 2014

to the

Statement of Additional Information dated May 1, 2008

The following hereby amends and supplements your Statement of Additional Information:

*Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) merged with and into its affiliate Transamerica Premier Life Insurance Company (“TPLIC”). Before the merger, the WRL Freedom Enhancer® contracts (“Contracts”) were issued by Western Reserve. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Contracts.

The following updates the Distribution of the Contracts section of the Statement of Additional Information:

The Contracts are no longer sold to new purchasers.

The following hereby replaces the Independent Registered Public Accounting Firm section of the Statement of Additional Information:

Independent Registered Public Accounting Firm

The financial statements of the WRL Series Annuity Account at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012 (restated), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

The following hereby replaces the Financial Statements section of the Statement of Additional Information:

Financial Statements

The values of an owner’s interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve and TPLIC financial statements, which are included in this SAI, should be considered only as bearing on TPLIC’s ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the WRL Series Annuity Account are included herein. Unaudited pro forma combined financials statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.
Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules

Summary of Investments – Other Than Investments in Related Parties	102
Supplementary Insurance Information	103
Reinsurance	104

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

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Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Financial Statements

Years Ended December 31, 2013 and 2012

The Board of Directors and Contract Owners

Of WRL Series Annuity Account

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Annuity Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Annuity Account, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 28, 2014

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
Fidelity® VIP Contrafund® Service Class 2	832,018.556	$19,806,584	$28,097,267	$6	$28,097,273	1,509,718	$13.071339	$19.031329
Fidelity® VIP Equity-Income Service Class 2	474,648.052	8,661,414	10,859,947	23	10,859,970	636,126	13.575772	17.455006
Fidelity® VIP Growth Opportunities Service Class 2	123,713.542	1,919,149	3,671,818	4	3,671,822	294,968	11.755376	14.798628
Fidelity® VIP Index 500 Service Class 2	1,519.826	196,776	280,499	(90)	280,409	16,813	16.666036	17.318411
Access VP High Yield	121,954.639	3,473,160	3,659,859	(2)	3,659,857	231,376	11.397664	16.018027
ProFund VP Asia 30	55,320.122	2,792,286	3,096,820	8	3,096,828	345,193	8.780652	11.578500
ProFund VP Basic Materials	58,877.898	2,863,490	3,264,191	(10)	3,264,181	289,506	10.998595	12.496797
ProFund VP Bull	275,113.415	9,218,066	10,421,296	(1)	10,421,295	757,362	10.794435	13.988223
ProFund VP Consumer Services	76,688.359	3,628,333	4,378,905	(10)	4,378,895	264,798	12.980028	18.714509
ProFund VP Emerging Markets	288,266.956	7,156,932	6,883,815	(4)	6,883,811	917,069	7.332194	8.557317
ProFund VP Europe 30	17,593.679	402,848	455,148	(3)	455,145	48,595	9.073301	14.371285
ProFund VP Falling U.S. Dollar	7,901.223	220,799	219,496	—	219,496	24,962	8.574057	8.873207
ProFund VP Financials	167,187.721	3,985,863	4,677,912	(5)	4,677,907	654,455	6.944230	13.969761
ProFund VP International	213,056.551	4,723,026	5,113,357	1	5,113,358	605,839	8.036375	12.366225
ProFund VP Japan	59,304.302	1,007,361	1,120,851	3	1,120,854	144,283	7.416025	14.756053
ProFund VP Mid-Cap	251,639.551	7,804,973	8,608,589	(1)	8,608,588	655,474	10.726576	13.380684
ProFund VP Money Market	9,100,787.150	9,100,787	9,100,787	67	9,100,854	944,489	9.356808	9.956191
ProFund VP NASDAQ-100	188,284.174	5,188,151	5,738,902	133	5,739,035	291,134	12.890709	20.136156
ProFund VP Oil & Gas	106,284.265	5,082,017	5,684,082	14	5,684,096	507,327	10.958729	13.289701
ProFund VP Pharmaceuticals	84,370.133	2,640,118	2,884,615	—	2,884,615	194,314	13.554831	15.542001
ProFund VP Precious Metals	133,903.915	4,702,138	3,153,437	6	3,153,443	545,424	5.639083	5.933219
ProFund VP Short Emerging Markets	18,558.404	260,038	240,702	2	240,704	56,849	3.927542	10.041681
ProFund VP Short International	19,777.724	293,682	254,342	(23)	254,319	52,607	4.656037	8.019521
ProFund VP Short NASDAQ-100	51,350.743	289,648	249,051	(179)	248,872	76,965	3.105089	7.136463
ProFund VP Short Small-Cap	34,672.179	191,384	148,744	(5)	148,739	58,090	2.441886	7.299878
ProFund VP Small-Cap	224,619.931	8,089,286	8,942,119	62	8,942,181	599,307	10.981250	15.182532
ProFund VP Small-Cap Value	94,264.183	3,397,275	3,938,358	—	3,938,358	299,537	12.791418	14.947117
ProFund VP Telecommunications	101,346.975	883,806	888,813	—	888,813	90,482	9.271068	13.172378
ProFund VP U.S. Government Plus	55,393.550	1,174,509	981,020	10	981,030	77,824	7.369245	13.085493
ProFund VP UltraSmall-Cap	234,403.974	4,241,028	5,836,659	(5)	5,836,654	518,379	10.981749	19.426020
ProFund VP Utilities	64,568.592	2,216,153	2,265,066	(3)	2,265,063	209,910	10.452257	11.676106
TA Aegon High Yield Bond Initial Class	2,163,968.038	17,733,082	17,744,538	108	17,744,646	919,309	11.710311	19.682831
TA Aegon High Yield Bond Service Class	36,317.045	296,468	301,431	(1)	301,430	15,979	18.120298	19.205131
TA Aegon Money Market Initial Class	50,426,265.609	50,426,266	50,426,266	(15)	50,426,251	3,713,621	9.103554	16.526375
TA Aegon Money Market Service Class	459,775.090	459,775	459,775	1	459,776	46,441	9.584449	10.158210
TA Aegon Tactical Vanguard ETF - Conservative Service Class	80,044.729	823,635	877,290	1	877,291	78,562	11.120949	11.211769
TA Aegon Tactical Vanguard ETF - Growth Service Class	183,293.909	1,811,524	2,168,367	(3)	2,168,364	174,342	12.364749	12.465721
TA Aegon U.S. Government Securities Initial Class	1,001,124.588	13,117,721	12,343,866	(10)	12,343,856	898,355	9.758266	14.077335
TA Aegon U.S. Government Securities Service Class	18,265.556	241,186	229,781	(2)	229,779	17,931	12.176983	12.906104
TA AllianceBernstein Dynamic Allocation Initial Class	518,237.861	4,360,301	4,731,512	—	4,731,512	300,485	10.540405	16.173635
TA AllianceBernstein Dynamic Allocation Service Class	18,516.921	131,165	167,948	12	167,960	10,392	15.306082	16.222539
TA Asset Allocation - Conservative Initial Class	7,208,838.261	73,793,962	81,459,872	268	81,460,140	4,977,583	10.596882	16.837505

See accompanying notes.

2

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Asset Allocation - Conservative Service Class	123,898.184	$1,243,206	$1,386,421	$5	$1,386,426	80,772	$16.438178	$17.422419
TA Asset Allocation - Growth Initial Class	10,246,810.977	83,401,109	115,788,964	(555)	115,788,409	6,593,469	13.253707	17.947808
TA Asset Allocation - Growth Service Class	323,242.364	2,649,547	3,623,547	7	3,623,554	175,117	19.734736	20.916525
TA Asset Allocation - Moderate Initial Class	13,648,176.918	133,847,321	165,142,941	(546)	165,142,395	9,576,571	10.872371	17.681067
TA Asset Allocation - Moderate Service Class	279,015.382	2,726,162	3,339,814	—	3,339,814	178,461	17.855550	18.924634
TA Asset Allocation - Moderate Growth Initial Class	17,820,251.051	195,939,023	227,386,403	26	227,386,429	12,874,348	12.546468	18.039775
TA Asset Allocation - Moderate Growth Service Class	418,442.018	4,178,598	5,276,554	5	5,276,559	265,378	18.929526	20.062981
TA Barrow Hanley Dividend Focused Initial Class	4,343,571.430	59,607,330	83,353,136	(9)	83,353,127	2,936,992	12.528682	30.697511
TA Barrow Hanley Dividend Focused Service Class	50,669.276	715,336	973,863	10	973,873	43,229	21.539013	22.828804
TA BNP Paribas Large Cap Growth Initial Class	1,099,106.373	16,520,012	25,323,411	—	25,323,411	1,125,187	12.910725	22.738448
TA BNP Paribas Large Cap Growth Service Class	6,722.915	96,130	157,316	9	157,325	7,049	21.916162	22.477511
TA Clarion Global Real Estate Securities Initial Class	3,147,536.866	35,229,998	36,731,755	309	36,732,064	1,234,984	10.776792	36.553808
TA Clarion Global Real Estate Securities Service Class	53,432.686	618,227	649,741	1	649,742	27,501	22.663392	24.020804
TA Hanlon Income Service Class	556,937.432	6,203,930	6,187,575	(20)	6,187,555	5,883,695	1.031545	10.007772
TA International Moderate Growth Initial Class	572,495.280	5,016,344	5,719,228	13	5,719,241	520,832	10.656511	11.109932
TA International Moderate Growth Service Class	1,137.053	10,051	11,268	—	11,268	1,061	10.457502	10.902412
TA Janus Balanced Service Class	188,155.860	2,072,424	2,361,356	(2)	2,361,354	2,052,294	1.136652	1.155268
TA Jennison Growth Initial Class	2,171,453.007	18,741,766	23,256,262	(5)	23,256,257	1,453,202	13.721467	16.889295
TA Jennison Growth Service Class	14,092.884	124,131	147,693	—	147,693	9,374	15.617495	15.931659
TA JPMorgan Core Bond Initial Class	4,057,373.217	52,462,036	51,204,050	284	51,204,334	1,885,514	9.751824	38.455324
TA JPMorgan Core Bond Service Class	55,076.704	752,514	739,129	(1)	739,128	52,782	13.520409	14.329943
TA JPMorgan Enhanced Index Initial Class	1,054,550.333	14,844,658	18,549,540	(4)	18,549,536	1,039,321	13.943918	18.303332
TA JPMorgan Enhanced Index Service Class	8,054.341	111,276	141,676	1	141,677	6,904	19.860714	21.050037
TA JPMorgan Mid Cap Value Initial Class	880,298.498	12,205,968	18,503,874	5	18,503,879	668,186	26.042803	28.327822
TA JPMorgan Mid Cap Value Service Class	10,141.873	133,294	211,661	8	211,669	7,721	26.011793	27.569522
TA JPMorgan Tactical Allocation Initial Class	3,975,427.350	52,717,155	52,793,675	38	52,793,713	1,739,859	10.262369	33.642033
TA JPMorgan Tactical Allocation Service Class	44,519.148	568,322	619,707	6	619,713	44,276	13.386315	14.188206
TA MFS International Equity Initial Class	5,712,915.218	38,650,764	49,816,621	(13)	49,816,608	3,191,584	11.510743	20.348335
TA MFS International Equity Service Class	36,961.047	248,702	317,495	—	317,495	13,880	21.884916	23.195370
TA Morgan Stanley Capital Growth Initial Class	2,576,800.008	28,078,025	38,986,984	414	38,987,398	1,497,988	13.903060	26.933505
TA Morgan Stanley Capital Growth Service Class	8,311.261	95,574	124,669	—	124,669	5,033	23.682567	25.100234
TA Morgan Stanley Mid-Cap Growth Initial Class	4,261,563.622	113,513,200	161,683,724	489	161,684,213	3,243,706	12.054798	68.244066
TA Morgan Stanley Mid-Cap Growth Service Class	25,318.603	709,973	940,839	(6)	940,833	36,512	24.584463	26.056784
TA Multi-Managed Balanced Initial Class	9,839,110.341	113,319,217	133,516,727	(2)	133,516,725	6,647,491	10.704699	20.377790
TA Multi-Managed Balanced Service Class	49,798.795	590,413	666,806	1	666,807	32,484	19.504134	20.672020
TA PIMCO Tactical - Balanced Service Class	221,386.065	2,386,230	2,548,154	—	2,548,154	2,502,314	1.006637	1.023106
TA PIMCO Tactical - Conservative Service Class	87,505.629	915,661	953,811	(6)	953,805	976,114	0.952272	10.349705
TA PIMCO Tactical - Growth Service Class	52,990.039	549,399	602,497	(1)	602,496	534,963	0.987191	10.926239
TA PIMCO Total Return Initial Class	4,745,372.116	56,436,548	53,907,427	14	53,907,441	3,516,503	9.612432	15.749672
TA PIMCO Total Return Service Class	84,497.834	989,033	953,981	(10)	953,971	68,847	13.454113	14.259691
TA Systematic Small/Mid Cap Value Initial Class	5,005,596.109	97,753,840	118,482,460	29	118,482,489	4,244,695	15.592731	29.594545
TA Systematic Small/Mid Cap Value Service Class	83,525.780	1,612,573	1,946,986	(7)	1,946,979	69,429	26.980051	28.437628

See accompanying notes.

3

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA T. Rowe Price Small Cap Initial Class	2,833,021.984	$29,782,191	$40,342,233	$(11)	$40,342,222	1,622,505	$14.141261	$27.153794
TA T. Rowe Price Small Cap Service Class	35,974.803	370,363	496,812	6	496,818	15,741	30.264779	32.077056
TA Vanguard ETF - Balanced Service Class	254,893.623	2,889,368	2,984,804	2	2,984,806	247,587	11.801533	12.169791
TA Vanguard ETF - Growth Service Class	369,617.830	3,494,077	4,073,188	—	4,073,188	331,314	12.014181	12.389096
TA WMC Diversified Growth Initial Class	13,204,351.986	312,650,851	420,426,567	9	420,426,576	21,566,331	13.181404	22.215036
TA WMC Diversified Growth Service Class	56,475.330	1,234,626	1,776,149	(1)	1,776,148	84,682	19.988563	21.185372

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
Fidelity® VIP Contrafund® Service Class 2	$24,580,502	$274,217	$354,236	$(80,019)	$—	$(880,664)	$(880,664)	$4,395,357	$3,514,693	$3,434,674	$(3,438,844)	$(4,170)	$24,576,332
Fidelity® VIP Equity-Income Service Class 2	10,438,450	287,544	146,391	141,153	657,237	(779,526)	(122,289)	1,478,582	1,356,293	1,497,446	(1,854,978)	(357,532)	10,080,918
Fidelity® VIP Growth Opportunities Service Class 2	3,267,264	5,038	48,906	(43,868)	—	79,764	79,764	530,340	610,104	566,236	(565,395)	841	3,268,105
Fidelity® VIP Index 500 Service Class 2	218,743	4,446	4,184	262	3,006	1,046	4,052	25,195	29,247	29,509	(7,888)	21,621	240,364
Access VP High Yield	4,315,511	131,731	48,163	83,568	—	133,747	133,747	167,544	301,291	384,859	(1,771,445)	(1,386,586)	2,928,925
ProFund VP Asia 30	2,458,400	—	37,632	(37,632)	—	(715,344)	(715,344)	775,223	59,879	22,247	(108,874)	(86,627)	2,371,773
ProFund VP Basic Materials	6,002,319	15,216	64,127	(48,911)	—	(446,090)	(446,090)	774,594	328,504	279,593	(2,998,125)	(2,718,532)	3,283,787
ProFund VP Bull	3,025,920	—	53,040	(53,040)	—	505,811	505,811	(19,028)	486,783	433,743	2,019,152	2,452,895	5,478,815
ProFund VP Consumer Services	6,392,237	—	47,369	(47,369)	8,174	655,831	664,005	(47,645)	616,360	568,991	(5,016,221)	(4,447,230)	1,945,007
ProFund VP Emerging Markets	5,679,386	77,353	103,691	(26,338)	—	(781,123)	(781,123)	884,206	103,083	76,745	1,302,835	1,379,580	7,058,966
ProFund VP Europe 30	196,452	3,987	2,412	1,575	—	(1,651)	(1,651)	26,408	24,757	26,332	153,380	179,712	376,164
ProFund VP Falling U.S. Dollar	384,496	—	4,060	(4,060)	—	(19,711)	(19,711)	16,490	(3,221)	(7,281)	(172,149)	(179,430)	205,066
ProFund VP Financials	1,217,438	8,237	44,450	(36,213)	—	(406,975)	(406,975)	238,349	(168,626)	(204,839)	415,417	210,578	1,428,016
ProFund VP International	1,147,807	—	29,797	(29,797)	—	(72,353)	(72,353)	437,895	365,542	335,745	2,931,105	3,266,850	4,414,657
ProFund VP Japan	251,863	—	13,499	(13,499)	—	(233,667)	(233,667)	30,775	(202,892)	(216,391)	52,466	(163,925)	87,938
ProFund VP Mid-Cap	2,186,356	—	52,487	(52,487)	—	282,987	282,987	115,339	398,326	345,839	4,682,438	5,028,277	7,214,633
ProFund VP Money Market	18,340,831	3,172	227,413	(224,241)	—	—	—	—	—	(224,241)	(5,262,944)	(5,487,185)	12,853,646
ProFund VP NASDAQ-100	4,720,266	—	105,186	(105,186)	—	838,090	838,090	32,501	870,591	765,405	(618,208)	147,197	4,867,463
ProFund VP Oil & Gas	8,133,363	9,960	103,327	(93,367)	723,961	(563,246)	160,715	(384,575)	(223,860)	(317,227)	(2,379,640)	(2,696,867)	5,436,496
ProFund VP Pharmaceuticals	6,680,073	34,462	49,179	(14,717)	—	555,681	555,681	(331,307)	224,374	209,657	(5,021,605)	(4,811,948)	1,868,125
ProFund VP Precious Metals	8,567,955	—	106,578	(106,578)	—	(1,505,184)	(1,505,184)	207,424	(1,297,760)	(1,404,338)	(1,055,290)	(2,459,628)	6,108,327

See Accompanying Notes.

(1)	See Footnote 1

5

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Short Emerging Markets	$336,461	$—	$5,506	$(5,506)	$—	$4,104	$4,104	$(34,582)	$(30,478)	$(35,984)	$(41,857)	$(77,841)	$258,620
ProFund VP Short International	360,355	—	4,750	(4,750)	7,115	(38,585)	(31,470)	(65,931)	(97,401)	(102,151)	92,230	(9,921)	350,434
ProFund VP Short NASDAQ-100	709,959	—	8,818	(8,818)	—	(170,697)	(170,697)	9,532	(161,165)	(169,983)	207,118	37,135	747,094
ProFund VP Short Small-Cap	394,397	—	5,676	(5,676)	—	(58,466)	(58,466)	(18,678)	(77,144)	(82,820)	(2,495)	(85,315)	309,082
ProFund VP Small-Cap	2,487,644	—	47,960	(47,960)	23,716	86,310	110,026	249,101	359,127	311,167	3,637,038	3,948,205	6,435,849
ProFund VP Small-Cap Value	1,877,903	—	37,713	(37,713)	—	388,770	388,770	10,359	399,129	361,416	(873,164)	(511,748)	1,366,155
ProFund VP Telecommunications	314,714	93,922	66,698	27,224	—	656,584	656,584	81,854	738,438	765,662	2,842,742	3,608,404	3,923,118
ProFund VP U.S. Government Plus	4,257,423	—	50,193	(50,193)	432,984	165,538	598,522	(866,659)	(268,137)	(318,330)	(863,886)	(1,182,216)	3,075,207
ProFund VP UltraSmall-Cap	2,299,496	—	33,457	(33,457)	—	10,452	10,452	416,858	427,310	393,853	(683,880)	(290,027)	2,009,469
ProFund VP Utilities	12,125,437	129,383	97,139	32,244	—	468,958	468,958	(874,345)	(405,387)	(373,143)	(6,905,040)	(7,278,183)	4,847,254
TA Aegon High Yield Bond Initial Class	23,866,535	1,669,213	358,048	1,311,165	—	478,304	478,304	1,929,524	2,407,828	3,718,993	289,574	4,008,567	27,875,102
TA Aegon High Yield Bond Service Class	359,686	20,468	5,339	15,129	—	14,230	14,230	24,516	38,746	53,875	(53,361)	514	360,200
TA Aegon Money Market Initial Class	78,653,529	3,121	852,596	(849,475)	—	—	—	—	—	(849,475)	(20,313,581)	(21,163,056)	57,490,473
TA Aegon Money Market Service Class	999,714	42	11,565	(11,523)	—	—	—	—	—	(11,523)	(234,037)	(245,560)	754,154
TA Aegon Tactical Vanguard ETF - Conservative Service Class	555,299	2,938	10,609	(7,671)	4,008	11,557	15,565	26,004	41,569	33,898	86,159	120,057	675,356
TA Aegon Tactical Vanguard ETF - Growth Service Class	2,581,513	16,516	34,696	(18,180)	—	34,956	34,956	210,958	245,914	227,734	(434,901)	(207,167)	2,374,346
TA Aegon U.S. Government Securities Initial Class	21,817,334	287,174	253,089	34,085	417,676	184,435	602,111	11,133	613,244	647,329	(5,103,071)	(4,455,742)	17,361,592
TA Aegon U.S. Government Securities Service Class	471,819	5,208	5,478	(270)	8,469	10,350	18,819	(4,326)	14,493	14,223	(206,950)	(192,727)	279,092
TA AllianceBernstein Dynamic Allocation Initial Class	10,044,256	55,662	102,668	(47,006)	—	525,227	525,227	(122,064)	403,163	356,157	(5,106,321)	(4,750,164)	5,294,092
TA AllianceBernstein Dynamic Allocation Service Class	226,318	1,153	2,334	(1,181)	—	3,460	3,460	5,829	9,289	8,108	(67,488)	(59,380)	166,938
TA Asset Allocation - Conservative Initial Class	98,712,929	3,195,033	1,485,011	1,710,022	—	2,938,648	2,938,648	1,283,543	4,222,191	5,932,213	(4,820,876)	1,111,337	99,824,266

See Accompanying Notes.

(1)	See Footnote 1

6

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Asset Allocation - Conservative Service Class	$2,803,826	$72,397	$35,490	$36,907	$—	$68,430	$68,430	$40,477	$108,907	$145,814	$(572,576)	$(426,762)	$2,377,064
TA Asset Allocation - Growth Initial Class	105,375,443	1,377,335	1,491,820	(114,485)	—	(11,464,814)	(11,464,814)	22,649,608	11,184,794	11,070,309	(16,121,509)	(5,051,200)	100,324,243
TA Asset Allocation - Growth Service Class	3,328,355	35,839	45,251	(9,412)	—	(24,566)	(24,566)	382,626	358,060	348,648	(369,237)	(20,589)	3,307,766
TA Asset Allocation - Moderate Initial Class	183,076,483	4,616,584	2,545,509	2,071,075	—	(2,486,198)	(2,486,198)	13,980,211	11,494,013	13,565,088	(28,892,713)	(15,327,625)	167,748,858
TA Asset Allocation - Moderate Service Class	4,419,150	103,098	58,376	44,722	—	(81,542)	(81,542)	355,050	273,508	318,230	(813,545)	(495,315)	3,923,835
TA Asset Allocation - Moderate Growth Initial Class	217,836,894	5,353,756	3,118,641	2,235,115	—	(814,294)	(814,294)	17,464,952	16,650,658	18,885,773	(29,208,459)	(10,322,686)	207,514,208
TA Asset Allocation - Moderate Growth Service Class	5,535,555	122,688	73,449	49,239	—	(165,668)	(165,668)	593,447	427,779	477,018	(689,417)	(212,399)	5,323,156
TA Barrow Hanley Dividend Focused Initial Class	73,028,759	1,280,897	1,004,169	276,728	—	2,272,326	2,272,326	4,420,606	6,692,932	6,969,660	(10,177,321)	(3,207,661)	69,821,098
TA Barrow Hanley Dividend Focused Service Class	991,177	13,321	12,577	744	—	28,782	28,782	52,311	81,093	81,837	(248,000)	(166,163)	825,014
TA BNP Paribas Large Cap Growth Initial Class	15,488,812	148,043	245,535	(97,492)	—	1,281,988	1,281,988	1,218,063	2,500,051	2,402,559	(202,744)	2,199,815	17,688,627
TA BNP Paribas Large Cap Growth Service Class	116,082	755	1,664	(909)	—	8,533	8,533	9,456	17,989	17,080	(17,100)	(20)	116,062
TA Clarion Global Real Estate Securities Initial Class	36,835,287	1,626,533	565,513	1,061,020	—	(95,895)	(95,895)	7,497,505	7,401,610	8,462,630	(4,568,638)	3,893,992	40,729,279
TA Clarion Global Real Estate Securities Service Class	601,543	21,291	9,209	12,082	—	(10,224)	(10,224)	132,956	122,732	134,814	(65,755)	69,059	670,602
TA Hanlon Income Service Class	10,751,432	198,293	127,882	70,411	—	44,856	44,856	76,578	121,434	191,845	(2,508,187)	(2,316,342)	8,435,090
TA International Moderate Growth Initial Class	6,873,911	201,903	94,986	106,917	—	100,156	100,156	499,174	599,330	706,247	(1,438,531)	(732,284)	6,141,627
TA International Moderate Growth Service Class	14,378	318	204	114	—	169	169	1,029	1,198	1,312	(3,766)	(2,454)	11,924
TA Janus Balanced Service Class	1,321,648	—	18,199	(18,199)	—	9,758	9,758	146,614	156,372	138,173	(239,874)	(101,701)	1,219,947
TA Jennison Growth Initial Class	16,988,026	12,600	262,327	(249,727)	1,285,476	928,719	2,214,195	407,393	2,621,588	2,371,861	(2,206,864)	164,997	17,153,023
TA Jennison Growth Service Class	168,313	—	2,655	(2,655)	12,113	8,696	20,809	6,258	27,067	24,412	(44,048)	(19,636)	148,677
TA JPMorgan Core Bond Initial Class	77,365,793	2,097,235	1,091,207	1,006,028	32,210	1,644,555	1,676,765	62,323	1,739,088	2,745,116	(5,858,299)	(3,113,183)	74,252,610
TA JPMorgan Core Bond Service Class	1,090,211	24,939	14,946	9,993	395	27,944	28,339	(3,482)	24,857	34,850	(192,970)	(158,120)	932,091

See Accompanying Notes.

(1)	See Footnote 1

7

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA JPMorgan Enhanced Index Initial Class	$9,401,614	$129,165	$189,200	$(60,035)	$—	$705,138	$705,138	$742,820	$1,447,958	$1,387,923	$2,163,348	$3,551,271	$12,952,885
TA JPMorgan Enhanced Index Service Class	117,608	1,240	2,029	(789)	—	12,194	12,194	6,420	18,614	17,825	(11,153)	6,672	124,280
TA JPMorgan Mid Cap Value Initial Class	16,250,751	125,321	236,199	(110,878)	—	243,786	243,786	2,766,449	3,010,235	2,899,357	(2,589,069)	310,288	16,561,039
TA JPMorgan Mid Cap Value Service Class	180,119	1,210	2,593	(1,383)	—	240	240	34,156	34,396	33,013	(7,601)	25,412	205,531
TA JPMorgan Tactical Allocation Initial Class	64,545,636	373,323	857,838	(484,515)	—	(3,057,442)	(3,057,442)	7,356,809	4,299,367	3,814,852	(10,212,669)	(6,397,817)	58,147,819
TA JPMorgan Tactical Allocation Service Class	944,334	4,449	12,007	(7,558)	—	(50,703)	(50,703)	110,150	59,447	51,889	(203,746)	(151,857)	792,477
TA MFS International Equity Initial Class	40,089,567	701,824	610,160	91,664	—	(2,610,643)	(2,610,643)	10,151,347	7,540,704	7,632,368	(2,451,037)	5,181,331	45,270,898
TA MFS International Equity Service Class	306,445	3,907	3,864	43	—	(15,632)	(15,632)	69,458	53,826	53,869	(65,086)	(11,217)	295,228
TA Morgan Stanley Capital Growth Initial Class	29,713,971	—	433,582	(433,582)	5,624,329	(1,148,413)	4,475,916	(79,916)	4,396,000	3,962,418	(4,686,942)	(724,524)	28,989,447
TA Morgan Stanley Capital Growth Service Class	142,708	—	2,262	(2,262)	30,375	12,827	43,202	(23,234)	19,968	17,706	(34,962)	(17,256)	125,452
TA Morgan Stanley Mid-Cap Growth Initial Class	146,092,090	—	1,947,642	(1,947,642)	7,091,951	739,881	7,831,832	4,995,628	12,827,460	10,879,818	(24,298,535)	(13,418,717)	132,673,373
TA Morgan Stanley Mid-Cap Growth Service Class	1,054,875	—	13,491	(13,491)	42,478	70,641	113,119	(34,214)	78,905	65,414	(329,595)	(264,181)	790,694
TA Multi-Managed Balanced Initial Class	124,580,912	2,057,125	1,721,908	335,217	19,048,051	2,951,496	21,999,547	(9,010,031)	12,989,516	13,324,733	(15,433,310)	(2,108,577)	122,472,335
TA Multi-Managed Balanced Service Class	549,672	8,563	7,770	793	90,411	5,674	96,085	(37,741)	58,344	59,137	(55,379)	3,758	553,430
TA PIMCO Tactical - Balanced Service Class	3,299,946	34,434	29,040	5,394	—	(73,951)	(73,951)	69,176	(4,775)	619	(1,410,912)	(1,410,293)	1,889,653
TA PIMCO Tactical - Conservative Service Class	2,681,447	26,948	34,105	(7,157)	—	(80,176)	(80,176)	100,388	20,212	13,055	(853,626)	(840,571)	1,840,876
TA PIMCO Tactical - Growth Service Class	575,105	2,673	7,222	(4,549)	—	(24,183)	(24,183)	22,450	(1,733)	(6,282)	(68,325)	(74,607)	500,498
TA PIMCO Total Return Initial Class	66,663,393	2,895,103	981,835	1,913,268	—	768,641	768,641	1,321,912	2,090,553	4,003,821	5,892,018	9,895,839	76,559,232
TA PIMCO Total Return Service Class	1,095,305	38,733	14,812	23,921	—	19,563	19,563	14,377	33,940	57,861	(168,481)	(110,620)	984,685
TA Systematic Small/Mid Cap Value Initial Class	30,728,786	141,807	406,220	(264,413)	6,864,107	2,149,668	9,013,775	(4,767,073)	4,246,702	3,982,289	(8,197,692)	(4,215,403)	26,513,383
TA Systematic Small/Mid Cap Value Service Class	780,713	1,795	8,781	(6,986)	160,271	61,233	221,504	(112,149)	109,355	102,369	(250,592)	(148,223)	632,490

See Accompanying Notes.

(1)	See Footnote 1

8

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA T. Rowe Price Small Cap Initial Class	$25,475,878	$—	$417,340	$(417,340)	$2,085,712	$3,554,813	$5,640,525	$(1,731,047)	$3,909,478	$3,492,138	$(440,498)	$3,051,640	$28,527,518
TA T. Rowe Price Small Cap Service Class	332,758	—	5,134	(5,134)	26,820	42,484	69,304	(22,775)	46,529	41,395	(54,525)	(13,130)	319,628
TA Vanguard ETF - Balanced Service Class	520,892	10,230	10,966	(736)	20,832	8,319	29,151	24,647	53,798	53,062	422,728	475,790	996,682
TA Vanguard ETF - Growth Service Class	2,413,614	41,486	35,905	5,581	211,615	25,956	237,571	(2,472)	235,099	240,680	74,153	314,833	2,728,447
TA WMC Diversified Growth Initial Class	370,487,799	1,186,474	5,148,607	(3,962,133)	—	(3,275,791)	(3,275,791)	50,304,796	47,029,005	43,066,872	(51,641,696)	(8,574,824)	361,912,975
TA WMC Diversified Growth Service Class	1,849,995	2,030	24,873	(22,843)	—	(12,175)	(12,175)	240,981	228,806	205,963	(365,033)	(159,070)	1,690,925

See Accompanying Notes.

(1)	See Footnote 1

9

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
Fidelity® VIP Contrafund® Service Class 2	$24,576,332	$213,513	$363,053	$(149,540)	$7,477	$(14,523)	$(7,046)	$6,836,271	$6,829,225	$6,679,685	$(3,158,744)	$3,520,941	$28,097,273
Fidelity® VIP Equity-Income Service Class 2	10,080,918	232,777	148,812	83,965	687,543	(126,877)	560,666	1,798,482	2,359,148	2,443,113	(1,664,061)	779,052	10,859,970
Fidelity® VIP Growth Opportunities Service Class 2	3,268,105	1,589	47,496	(45,907)	1,741	166,305	168,046	912,948	1,080,994	1,035,087	(631,370)	403,717	3,671,822
Fidelity® VIP Index 500 Service Class 2	240,364	4,275	4,742	(467)	2,658	7,366	10,024	58,520	68,544	68,077	(28,032)	40,045	280,409
Access VP High Yield	2,928,925	85,056	45,875	39,181	86,182	117,345	203,527	13,315	216,842	256,023	474,909	730,932	3,659,857
ProFund VP Asia 30	2,371,773	1,650	39,944	(38,294)	—	(22,347)	(22,347)	411,333	388,986	350,692	374,363	725,055	3,096,828
ProFund VP Basic Materials	3,283,787	30,419	44,461	(14,042)	—	16,441	16,441	453,092	469,533	455,491	(475,097)	(19,606)	3,264,181
ProFund VP Bull	5,478,815	—	116,943	(116,943)	135,386	838,354	973,740	1,120,349	2,094,089	1,977,146	2,965,334	4,942,480	10,421,295
ProFund VP Consumer Services	1,945,007	8,677	47,825	(39,148)	9,837	342,508	352,345	687,226	1,039,571	1,000,423	1,433,465	2,433,888	4,378,895
ProFund VP Emerging Markets	7,058,966	50,595	96,631	(46,036)	—	(275,951)	(275,951)	(309,480)	(585,431)	(631,467)	456,312	(175,155)	6,883,811
ProFund VP Europe 30	376,164	3,001	5,912	(2,911)	—	16,466	16,466	29,408	45,874	42,963	36,018	78,981	455,145
ProFund VP Falling U.S. Dollar	205,066	—	2,484	(2,484)	—	(8,628)	(8,628)	5,470	(3,158)	(5,642)	20,072	14,430	219,496
ProFund VP Financials	1,428,016	11,806	51,768	(39,962)	—	344,175	344,175	588,620	932,795	892,833	2,357,058	3,249,891	4,677,907
ProFund VP International	4,414,657	—	61,175	(61,175)	129,613	331,066	460,679	88,358	549,037	487,862	210,839	698,701	5,113,358
ProFund VP Japan	87,938	—	13,556	(13,556)	—	208,027	208,027	101,043	309,070	295,514	737,402	1,032,916	1,120,854
ProFund VP Mid-Cap	7,214,633	—	113,559	(113,559)	361,006	819,233	1,180,239	720,635	1,900,874	1,787,315	(393,360)	1,393,955	8,608,588
ProFund VP Money Market	12,853,646	2,690	187,274	(184,584)	—	—	—	—	—	(184,584)	(3,568,208)	(3,752,792)	9,100,854
ProFund VP NASDAQ-100	4,867,463	—	59,459	(59,459)	—	619,522	619,522	621,891	1,241,413	1,181,954	(310,382)	871,572	5,739,035
ProFund VP Oil & Gas	5,436,496	24,111	81,683	(57,572)	213,912	9,057	222,969	966,402	1,189,371	1,131,799	(884,199)	247,600	5,684,096
ProFund VP Pharmaceuticals	1,868,125	50,067	36,739	13,328	135,834	216,425	352,259	214,231	566,490	579,818	436,672	1,016,490	2,884,615
ProFund VP Precious Metals	6,108,327	—	54,054	(54,054)	—	(1,297,128)	(1,297,128)	(785,401)	(2,082,529)	(2,136,583)	(818,301)	(2,954,884)	3,153,443

See Accompanying Notes.

(1)	See Footnote 1

10

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
ProFund VP Short Emerging Markets	$258,620	$—	$3,890	$(3,890)	$—	$(14,893)	$(14,893)	$13,150	$(1,743)	$(5,633)	$(12,283)	$(17,916)	$240,704
ProFund VP Short International	350,434	—	4,127	(4,127)	—	(117,355)	(117,355)	43,705	(73,650)	(77,777)	(18,338)	(96,115)	254,319
ProFund VP Short NASDAQ-100	747,094	—	7,175	(7,175)	—	(174,377)	(174,377)	(16,509)	(190,886)	(198,061)	(300,161)	(498,222)	248,872
ProFund VP Short Small-Cap	309,082	—	3,343	(3,343)	—	(85,482)	(85,482)	(2,012)	(87,494)	(90,837)	(69,506)	(160,343)	148,739
ProFund VP Small-Cap	6,435,849	—	112,953	(112,953)	191,401	1,518,550	1,709,951	622,761	2,332,712	2,219,759	286,573	2,506,332	8,942,181
ProFund VP Small-Cap Value	1,366,155	4,650	38,292	(33,642)	—	304,147	304,147	489,985	794,132	760,490	1,811,713	2,572,203	3,938,358
ProFund VP Telecommunications	3,923,118	69,568	32,094	37,474	105,314	118,492	223,806	(70,062)	153,744	191,218	(3,225,523)	(3,034,305)	888,813
ProFund VP U.S. Government Plus	3,075,207	3,060	21,584	(18,524)	86,299	(439,412)	(353,113)	(5,310)	(358,423)	(376,947)	(1,717,230)	(2,094,177)	981,030
ProFund VP UltraSmall-Cap	2,009,469	—	57,418	(57,418)	—	902,707	902,707	1,435,553	2,338,260	2,280,842	1,546,343	3,827,185	5,836,654
ProFund VP Utilities	4,847,254	68,608	40,997	27,611	—	67,748	67,748	188,640	256,388	283,999	(2,866,190)	(2,582,191)	2,265,063
TA Aegon High Yield Bond Initial Class	27,875,102	1,061,266	285,945	775,321	—	1,702,880	1,702,880	(1,525,061)	177,819	953,140	(11,083,596)	(10,130,456)	17,744,646
TA Aegon High Yield Bond Service Class	360,200	17,695	4,740	12,955	—	11,925	11,925	(9,984)	1,941	14,896	(73,666)	(58,770)	301,430
TA Aegon Money Market Initial Class	57,490,473	2,709	745,498	(742,789)	—	—	—	—	—	(742,789)	(6,321,433)	(7,064,222)	50,426,251
TA Aegon Money Market Service Class	754,154	30	8,348	(8,318)	—	—	—	—	—	(8,318)	(286,060)	(294,378)	459,776
TA Aegon Tactical Vanguard ETF - Conservative Service Class	675,356	7,310	10,529	(3,219)	8,257	7,672	15,929	24,286	40,215	36,996	164,939	201,935	877,291
TA Aegon Tactical Vanguard ETF - Growth Service Class	2,374,346	19,001	31,557	(12,556)	—	163,665	163,665	173,660	337,325	324,769	(530,751)	(205,982)	2,168,364
TA Aegon U.S. Government Securities Initial Class	17,361,592	332,436	212,490	119,946	311,074	(90,298)	220,776	(900,190)	(679,414)	(559,468)	(4,458,268)	(5,017,736)	12,343,856
TA Aegon U.S. Government Securities Service Class	279,092	4,538	3,196	1,342	5,029	(833)	4,196	(15,245)	(11,049)	(9,707)	(39,606)	(49,313)	229,779
TA AllianceBernstein Dynamic Allocation Initial Class	5,294,092	61,435	75,120	(13,685)	—	175,894	175,894	116,472	292,366	278,681	(841,261)	(562,580)	4,731,512
TA AllianceBernstein Dynamic Allocation Service Class	166,938	1,662	2,270	(608)	—	2,461	2,461	7,688	10,149	9,541	(8,519)	1,022	167,960
TA Asset Allocation - Conservative Initial Class	99,824,266	2,981,896	1,370,815	1,611,081	147,094	6,790,171	6,937,265	(1,443,921)	5,493,344	7,104,425	(25,468,551)	(18,364,126)	81,460,140

See Accompanying Notes.

(1)	See Footnote 1

11

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
TA Asset Allocation - Conservative Service Class	$2,377,064	$42,038	$22,174	$19,864	$2,243	$142,961	$145,204	$(46,803)	$98,401	$118,265	$(1,108,903)	$(990,638)	$1,386,426
TA Asset Allocation - Growth Initial Class	100,324,243	1,285,977	1,507,551	(221,574)	—	(487,417)	(487,417)	24,610,141	24,122,724	23,901,150	(8,436,984)	15,464,166	115,788,409
TA Asset Allocation - Growth Service Class	3,307,766	33,799	46,040	(12,241)	—	(82,268)	(82,268)	851,766	769,498	757,257	(441,469)	315,788	3,623,554
TA Asset Allocation - Moderate Initial Class	167,748,858	3,993,375	2,371,606	1,621,769	—	2,735,889	2,735,889	14,193,053	16,928,942	18,550,711	(21,157,174)	(2,606,463)	165,142,395
TA Asset Allocation - Moderate Service Class	3,923,835	77,668	49,047	28,621	—	90,244	90,244	276,756	367,000	395,621	(979,642)	(584,021)	3,339,814
TA Asset Allocation - Moderate Growth Initial Class	207,514,208	4,931,652	3,082,408	1,849,244	—	(61,282)	(61,282)	33,830,337	33,769,055	35,618,299	(15,746,078)	19,872,221	227,386,429
TA Asset Allocation - Moderate Growth Service Class	5,323,156	110,299	71,468	38,831	—	20,302	20,302	802,822	823,124	861,955	(908,552)	(46,597)	5,276,559
TA Barrow Hanley Dividend Focused Initial Class	69,821,098	1,799,460	1,085,112	714,348	—	3,854,857	3,854,857	14,806,608	18,661,465	19,375,813	(5,843,784)	13,532,029	83,353,127
TA Barrow Hanley Dividend Focused Service Class	825,014	19,084	12,349	6,735	—	46,257	46,257	167,307	213,564	220,299	(71,440)	148,859	973,873
TA BNP Paribas Large Cap Growth Initial Class	17,688,627	212,252	307,751	(95,499)	—	1,254,514	1,254,514	4,720,006	5,974,520	5,879,021	1,755,763	7,634,784	25,323,411
TA BNP Paribas Large Cap Growth Service Class	116,062	1,185	1,990	(805)	—	15,416	15,416	24,063	39,479	38,674	2,589	41,263	157,325
TA Clarion Global Real Estate Securities Initial Class	40,729,279	2,240,305	571,930	1,668,375	—	1,893,650	1,893,650	(2,725,587)	(831,937)	836,438	(4,833,653)	(3,997,215)	36,732,064
TA Clarion Global Real Estate Securities Service Class	670,602	35,250	9,907	25,343	—	(47,874)	(47,874)	36,239	(11,635)	13,708	(34,568)	(20,860)	649,742
TA Hanlon Income Service Class	8,435,090	275,186	97,595	177,591	—	37,809	37,809	(120,243)	(82,434)	95,157	(2,342,692)	(2,247,535)	6,187,555
TA International Moderate Growth Initial Class	6,141,627	118,664	83,786	34,878	—	161,737	161,737	418,647	580,384	615,262	(1,037,648)	(422,386)	5,719,241
TA International Moderate Growth Service Class	11,924	194	179	15	—	684	684	424	1,108	1,123	(1,779)	(656)	11,268
TA Janus Balanced Service Class	1,219,947	13,929	24,896	(10,967)	—	41,230	41,230	261,130	302,360	291,393	850,014	1,141,407	2,361,354
TA Jennison Growth Initial Class	17,153,023	53,171	272,413	(219,242)	1,534,824	788,633	2,323,457	3,970,621	6,294,078	6,074,836	28,398	6,103,234	23,256,257
TA Jennison Growth Service Class	148,677	76	2,017	(1,941)	8,974	14,749	23,723	18,439	42,162	40,221	(41,205)	(984)	147,693
TA JPMorgan Core Bond Initial Class	74,252,610	1,732,231	821,841	910,390	—	803,563	803,563	(3,665,417)	(2,861,854)	(1,951,464)	(21,096,812)	(23,048,276)	51,204,334
TA JPMorgan Core Bond Service Class	932,091	21,625	12,322	9,303	—	12,111	12,111	(52,275)	(40,164)	(30,861)	(162,102)	(192,963)	739,128

See Accompanying Notes.

(1)	See Footnote 1

12

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
TA JPMorgan Enhanced Index Initial Class	$12,952,885	$102,005	$233,306	$(131,301)	$106,156	$1,174,455	$1,280,611	$2,736,684	$4,017,295	$3,885,994	$1,710,657	$5,596,651	$18,549,536
TA JPMorgan Enhanced Index Service Class	124,280	638	1,884	(1,246)	850	15,577	16,427	18,036	34,463	33,217	(15,820)	17,397	141,677
TA JPMorgan Mid Cap Value Initial Class	16,561,039	85,139	245,070	(159,931)	204,048	725,558	929,606	3,838,868	4,768,474	4,608,543	(2,665,703)	1,942,840	18,503,879
TA JPMorgan Mid Cap Value Service Class	205,531	713	2,628	(1,915)	2,253	10,803	13,056	42,636	55,692	53,777	(47,639)	6,138	211,669
TA JPMorgan Tactical Allocation Initial Class	58,147,819	602,265	757,508	(155,243)	—	(1,327,420)	(1,327,420)	3,679,023	2,351,603	2,196,360	(7,550,466)	(5,354,106)	52,793,713
TA JPMorgan Tactical Allocation Service Class	792,477	5,945	9,133	(3,188)	—	2,550	2,550	26,737	29,287	26,099	(198,863)	(172,764)	619,713
TA MFS International Equity Initial Class	45,270,898	537,347	661,880	(124,533)	—	1,070,534	1,070,534	6,162,050	7,232,584	7,108,051	(2,562,341)	4,545,710	49,816,608
TA MFS International Equity Service Class	295,228	2,904	4,031	(1,127)	—	(234)	(234)	45,551	45,317	44,190	(21,923)	22,267	317,495
TA Morgan Stanley Capital Growth Initial Class	28,989,447	220,291	447,291	(227,000)	144,397	(361,175)	(216,778)	13,027,584	12,810,806	12,583,806	(2,585,855)	9,997,951	38,987,398
TA Morgan Stanley Capital Growth Service Class	125,452	698	1,677	(979)	611	6,975	7,586	39,531	47,117	46,138	(46,921)	(783)	124,669
TA Morgan Stanley Mid-Cap Growth Initial Class	132,673,373	1,181,576	1,953,826	(772,250)	2,957,565	2,492,231	5,449,796	41,431,633	46,881,429	46,109,179	(17,098,339)	29,010,840	161,684,213
TA Morgan Stanley Mid-Cap Growth Service Class	790,694	5,117	11,442	(6,325)	17,612	46,468	64,080	208,982	273,062	266,737	(116,598)	150,139	940,833
TA Multi-Managed Balanced Initial Class	122,472,335	2,044,432	1,728,786	315,646	4,192,538	2,475,944	6,668,482	12,499,281	19,167,763	19,483,409	(8,439,019)	11,044,390	133,516,725
TA Multi-Managed Balanced Service Class	553,430	10,646	9,033	1,613	24,562	28,548	53,110	47,343	100,453	102,066	11,311	113,377	666,807
TA PIMCO Tactical - Balanced Service Class	1,889,653	13,257	28,865	(15,608)	—	(4,776)	(4,776)	221,694	216,918	201,310	457,191	658,501	2,548,154
TA PIMCO Tactical - Conservative Service Class	1,840,876	6,045	19,461	(13,416)	—	(56,148)	(56,148)	148,245	92,097	78,681	(965,752)	(887,071)	953,805
TA PIMCO Tactical - Growth Service Class	500,498	4,884	11,275	(6,391)	—	30,225	30,225	82,534	112,759	106,368	(4,370)	101,998	602,496
TA PIMCO Total Return Initial Class	76,559,232	1,227,829	885,918	341,911	697,800	(1,577)	696,223	(3,686,178)	(2,989,955)	(2,648,044)	(20,003,747)	(22,651,791)	53,907,441
TA PIMCO Total Return Service Class	984,685	17,089	14,393	2,696	10,695	427	11,122	(58,390)	(47,268)	(44,572)	13,858	(30,714)	953,971
TA Systematic Small/Mid Cap Value Initial Class	26,513,383	440,167	1,178,142	(737,975)	211,691	1,328,699	1,540,390	22,479,033	24,019,423	23,281,448	68,687,658	91,969,106	118,482,489
TA Systematic Small/Mid Cap Value Service Class	632,490	5,773	21,714	(15,941)	3,951	57,982	61,933	383,501	445,434	429,493	884,996	1,314,489	1,946,979

See Accompanying Notes.

(1)	See Footnote 1

13

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
TA T. Rowe Price Small Cap Initial Class	$28,527,518	$25,511	$501,786	$(476,275)	$1,476,975	$2,711,032	$4,188,007	$8,372,918	$12,560,925	$12,084,650	$(269,946)	$11,814,704	$40,342,222
TA T. Rowe Price Small Cap Service Class	319,628	—	5,794	(5,794)	18,638	20,359	38,997	109,802	148,799	143,005	34,185	177,190	496,818
TA Vanguard ETF - Balanced Service Class	996,682	15,884	17,173	(1,289)	19,680	43,342	63,022	64,206	127,228	125,939	1,862,185	1,988,124	2,984,806
TA Vanguard ETF - Growth Service Class	2,728,447	37,183	43,569	(6,386)	60,053	92,689	152,742	352,939	505,681	499,295	845,446	1,344,741	4,073,188
TA WMC Diversified Growth Initial Class	361,912,975	4,046,241	5,149,608	(1,103,367)	—	4,510,547	4,510,547	100,574,698	105,085,245	103,981,878	(45,468,277)	58,513,601	420,426,576
TA WMC Diversified Growth Service Class	1,690,925	13,439	23,037	(9,598)	—	81,479	81,479	385,877	467,356	457,758	(372,535)	85,223	1,776,148

See Accompanying Notes.

(1)	See Footnote 1

14

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

WRL Series Annuity Account (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Freedom Attainer®, WRL Freedon Premier®, WRL Freedom Conqueror®, WRL Freedom Wealth Creator®, WRL Freedom Access®, WRL Freedom Enhancer®, WRL Freedom Bellwether®, and WRL Freedom Variable Annuity.

In the prior year, both Service Class and Initial Class were presented together within one subaccount. For the current year presentation, Service Class and Initial Class shares have been restated and now are reflected separately.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Contrafund® Service Class 2	Fidelity® VIP Contrafund® Portfolio Service Class 2
Fidelity® VIP Equity-Income Service Class 2	Fidelity® VIP Equity-Income Portfolio Service Class 2
Fidelity® VIP Growth Opportunities Service Class 2	Fidelity® VIP Growth Opportunities Portfolio Service Class 2
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield
ProFunds	ProFunds
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP Money Market	ProFund VP Money Market
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap
ProFund VP Small-Cap	ProFund VP Small-Cap

15

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFunds	ProFunds
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond VP Initial Class
TA Aegon High Yield Bond Service Class	Transamerica Aegon High Yield Bond VP Service Class
TA Aegon Money Market Initial Class	Transamerica Aegon Money Market VP Initial Class
TA Aegon Money Market Service Class	Transamerica Aegon Money Market VP Service Class
TA Aegon Tactical Vanguard ETF - Conservative Service Class	Transamerica Aegon Tactical Vanguard ETF - Conservative VP Service Class
TA Aegon Tactical Vanguard ETF - Growth Service Class	Transamerica Aegon Tactical Vanguard ETF - Growth VP Service Class
TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities VP Initial Class
TA Aegon U.S. Government Securities Service Class	Transamerica Aegon U.S. Government Securities VP Service Class
TA AllianceBernstein Dynamic Allocation Initial Class	Transamerica AllianceBernstein Dynamic Allocation VP Initial Class
TA AllianceBernstein Dynamic Allocation Service Class	Transamerica AllianceBernstein Dynamic Allocation VP Service Class
TA Asset Allocation - Conservative Initial Class	Transamerica Asset Allocation - Conservative VP Initial Class
TA Asset Allocation - Conservative Service Class	Transamerica Asset Allocation - Conservative VP Service Class
TA Asset Allocation - Growth Initial Class	Transamerica Asset Allocation - Growth VP Initial Class
TA Asset Allocation - Growth Service Class	Transamerica Asset Allocation - Growth VP Service Class
TA Asset Allocation - Moderate Initial Class	Transamerica Asset Allocation - Moderate VP Initial Class
TA Asset Allocation - Moderate Service Class	Transamerica Asset Allocation - Moderate VP Service Class
TA Asset Allocation - Moderate Growth Initial Class	Transamerica Asset Allocation - Moderate Growth VP Initial Class
TA Asset Allocation - Moderate Growth Service Class	Transamerica Asset Allocation - Moderate Growth VP Service Class
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused VP Initial Class
TA Barrow Hanley Dividend Focused Service Class	Transamerica Barrow Hanley Dividend Focused VP Service Class
TA BNP Paribas Large Cap Growth Initial Class	Transamerica BNP Paribas Large Cap Growth VP Initial Class
TA BNP Paribas Large Cap Growth Service Class	Transamerica BNP Paribas Large Cap Growth VP Service Class
TA Clarion Global Real Estate Securities Initial Class	Transamerica Clarion Global Real Estate Securities VP Initial Class
TA Clarion Global Real Estate Securities Service Class	Transamerica Clarion Global Real Estate Securities VP Service Class
TA Hanlon Income Service Class	Transamerica Hanlon Income VP Service Class
TA International Moderate Growth Initial Class	Transamerica International Moderate Growth VP Initial Class
TA International Moderate Growth Service Class	Transamerica International Moderate Growth VP Service Class
TA Janus Balanced Service Class	Transamerica Janus Balanced VP Service Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth VP Initial Class
TA Jennison Growth Service Class	Transamerica Jennison Growth VP Service Class
TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond VP Initial Class
TA JPMorgan Core Bond Service Class	Transamerica JPMorgan Core Bond VP Service Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA JPMorgan Enhanced Index Service Class	Transamerica JPMorgan Enhanced Index VP Service Class
TA JPMorgan Mid Cap Value Initial Class	Transamerica JPMorgan Mid Cap Value VP Initial Class
TA JPMorgan Mid Cap Value Service Class	Transamerica JPMorgan Mid Cap Value VP Service Class

16

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation VP Initial Class
TA JPMorgan Tactical Allocation Service Class	Transamerica JPMorgan Tactical Allocation VP Service Class
TA MFS International Equity Initial Class	Transamerica MFS International Equity Initial Class
TA MFS International Equity Service Class	Transamerica MFS International Equity Service Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth VP Initial Class
TA Morgan Stanley Capital Growth Service Class	Transamerica Morgan Stanley Capital Growth VP Service Class
TA Morgan Stanley Mid-Cap Growth Initial Class	Transamerica Morgan Stanley Mid-Cap Growth VP Initial Class
TA Morgan Stanley Mid-Cap Growth Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP Service Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced VP Initial Class
TA Multi-Managed Balanced Service Class	Transamerica Multi-Managed Balanced VP Service Class
TA PIMCO Tactical - Balanced Service Class	Transamerica PIMCO Tactical - Balanced VP Service Class
TA PIMCO Tactical - Conservative Service Class	Transamerica PIMCO Tactical - Conservative VP Service Class
TA PIMCO Tactical - Growth Service Class	Transamerica PIMCO Tactical - Growth VP Service Class
TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return VP Initial Class
TA PIMCO Total Return Service Class	Transamerica PIMCO Total Return VP Service Class
TA Systematic Small/Mid Cap Value Initial Class	Transamerica Systematic Small/Mid Cap Value VP Initial Class
TA Systematic Small/Mid Cap Value Service Class	Transamerica Systematic Small/Mid Cap Value VP Service Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA T. Rowe Price Small Cap Service Class	Transamerica T. Rowe Price Small Cap VP Service Class
TA Vanguard ETF - Balanced Service Class	Transamerica Vanguard ETF - Balanced VP Service Class
TA Vanguard ETF - Growth Service Class	Transamerica Vanguard ETF - Growth VP Service Class
TA WMC Diversified Growth Initial Class	Transamerica WMC Diversified Growth VP Initial Class
TA WMC Diversified Growth Service Class	Transamerica WMC Diversified Growth VP Service Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Aegon Tactical Vanguard ETF - Conservative Service Class	December 9, 2011
TA Aegon Tactical Vanguard ETF - Growth Service Class	December 9, 2011
TA Jennison Growth Initial Class	April 30, 2010
TA Jennison Growth Service Class	April 30, 2010
TA Hanlon Income Service Class	November 19, 2009
TA Janus Balanced Service Class	November 19, 2009
TA PIMCO Tactical - Balanced Service Class	November 19, 2009
TA PIMCO Tactical - Conservative Service Class	November 19, 2009
TA PIMCO Tactical - Growth Service Class	November 19, 2009
TA BNP Paribas Large Cap Growth Initial Class	April 30, 2009
TA BNP Paribas Large Cap Growth Service Class	April 30, 2009

17

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
TA Barrow Hanley Dividend Focused Initial Class	TA BlackRock Large Cap Value Initial Class
TA Barrow Hanley Dividend Focused Service Class	TA BlackRock Large Cap Value Service Class
TA BNP Paribas Large Cap Growth Initial Class	TA Multi Managed Large-Cap Core Initial Class
TA BNP Paribas Large Cap Growth Service Class	TA Multi Managed Large-Cap Core Service Class
TA Vanguard ETF - Balanced Service Class	TA Vanguard ETF Index - Balanced Service Class
TA Vanguard ETF - Growth Service Class	TA Vanguard ETF Index - Growth Service Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Third Avenue Value Initial Class	TA Systematic Small/Mid Cap Value Initial Class
TA Third Avenue Value Service Class	TA Systematic Small/Mid Cap Value Service Class

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

18

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
Fidelity® VIP Contrafund® Service Class 2	$897,742	$4,198,821
Fidelity® VIP Equity-Income Service Class 2	1,036,665	1,929,566
Fidelity® VIP Growth Opportunities Service Class 2	45,410	721,059
Fidelity® VIP Index 500 Service Class 2	6,935	32,716
Access VP High Yield	2,306,012	1,705,740
ProFund VP Asia 30	1,190,918	854,853
ProFund VP Basic Materials	1,042,437	1,531,577
ProFund VP Bull	13,381,719	10,397,865
ProFund VP Consumer Services	3,707,577	2,303,424
ProFund VP Emerging Markets	4,500,264	4,090,019
ProFund VP Europe 30	1,091,454	1,058,347
ProFund VP Falling U.S. Dollar	204,869	187,285
ProFund VP Financials	4,965,499	2,648,400
ProFund VP International	6,703,554	6,424,280
ProFund VP Japan	2,321,173	1,597,328
ProFund VP Mid-Cap	16,246,372	16,392,287
ProFund VP Money Market	60,483,957	64,236,875
ProFund VP NASDAQ-100	7,326,847	7,696,866
ProFund VP Oil & Gas	2,096,558	2,824,422
ProFund VP Pharmaceuticals	2,470,652	1,884,819
ProFund VP Precious Metals	1,760,358	2,632,720
ProFund VP Short Emerging Markets	587,470	603,642
ProFund VP Short International	350,737	373,164
ProFund VP Short NASDAQ-100	1,684,719	1,991,836
ProFund VP Short Small-Cap	536,120	608,854
ProFund VP Small-Cap	22,467,693	22,102,124
ProFund VP Small-Cap Value	4,159,902	2,381,859
ProFund VP Telecommunications	364,950	3,447,686
ProFund VP U.S. Government Plus	1,615,734	3,264,896
ProFund VP UltraSmall-Cap	4,573,232	3,084,306
ProFund VP Utilities	1,680,302	4,518,879
TA AEGON High Yield Bond Initial Class	9,047,811	19,355,865
TA Aegon High Yield Bond Service Class	178,920	239,635
TA Aegon Money Market Initial Class	23,696,672	30,760,742
TA Aegon Money Market Service Class	154,036	447,976
TA Aegon Tactical Vanguard ETF - Conservative Service Class	283,557	113,580

19

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

2. Investments (continued)

Subaccount	Purchases	Sales
TA Aegon Tactical Vanguard ETF - Growth Service Class	$573,576	$1,116,882
TA AEGON U.S. Government Securities Initial Class	4,263,501	8,290,876
TA Aegon U.S. Government Securities Service Class	70,333	103,583
TA AllianceBernstein Dynamic Allocation Initial Class	1,446,950	2,302,079
TA AllianceBernstein Dynamic Allocation Service Class	41,538	50,665
TA Asset Allocation - Conservative Initial Class	17,304,137	41,014,964
TA Asset Allocation - Conservative Service Class	81,340	1,168,126
TA Asset Allocation - Growth Initial Class	6,384,351	15,042,364
TA Asset Allocation - Growth Service Class	103,838	557,548
TA Asset Allocation - Moderate Initial Class	13,965,537	33,500,616
TA Asset Allocation - Moderate Service Class	173,107	1,124,106
TA Asset Allocation - Moderate Growth Initial Class	18,623,434	32,520,712
TA Asset Allocation - Moderate Growth Service Class	535,064	1,404,933
TA Barrow Hanley Dividend Focused Initial Class	8,681,991	13,809,610
TA Barrow Hanley Dividend Focused Service Class	168,158	232,862
TA BNP Paribas Large Cap Growth Initial Class	4,590,679	2,930,565
TA BNP Paribas Large Cap Growth Service Class	35,104	33,321
TA Clarion Global Real Estate Securities Initial Class	7,687,287	10,853,275
TA Clarion Global Real Estate Securities Service Class	153,635	162,859
TA Hanlon Income Service Class	940,953	3,070,387
TA International Moderate Growth Initial Class	855,941	1,858,864
TA International Moderate Growth Service Class	21,303	23,065
TA Janus Balanced Service Class	1,329,706	481,982
TA Jennison Growth Initial Class	6,063,293	4,719,127
TA Jennison Growth Service Class	97,482	131,653
TA JPMorgan Core Bond Initial Class	4,713,916	24,900,831
TA JPMorgan Core Bond Service Class	128,668	281,468
TA JPMorgan Enhanced Index Initial Class	6,878,977	5,193,322
TA JPMorgan Enhanced Index Service Class	110,223	126,437
TA JPMorgan Mid Cap Value Initial Class	607,992	3,229,242
TA JPMorgan Mid Cap Value Service Class	2,969	50,271
TA JPMorgan Tactical Allocation Initial Class	2,069,925	9,773,585
TA JPMorgan Tactical Allocation Service Class	28,754	230,955
TA MFS International Equity Initial Class	7,630,633	10,316,314
TA MFS International Equity Service Class	122,889	145,937
TA Morgan Stanley Capital Growth Initial Class	3,253,681	5,922,659

20

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

2. Investments (continued)

Subaccount	Purchases	Sales
TA Morgan Stanley Capital Growth Service Class	$53,387	$100,666
TA Morgan Stanley Mid-Cap Growth Initial Class	8,428,234	23,339,455
TA Morgan Stanley Mid-Cap Growth Service Class	220,673	325,981
TA Multi-Managed Balanced Initial Class	13,596,656	17,526,151
TA Multi-Managed Balanced Service Class	324,484	286,974
TA PIMCO Tactical - Balanced Service Class	1,430,947	989,391
TA PIMCO Tactical - Conservative Service Class	417,602	1,396,766
TA PIMCO Tactical - Growth Service Class	707,042	717,792
TA PIMCO Total Return Initial Class	14,801,271	33,765,981
TA PIMCO Total Return Service Class	424,940	397,732
TA Systematic Small/Mid Cap Value Initial Class	83,441,912	15,280,882
TA Systematic Small/Mid Cap Value Service Class	1,430,793	557,768
TA T. Rowe Price Small Cap Initial Class	10,104,701	9,373,953
TA T. Rowe Price Small Cap Service Class	136,752	89,627
TA Vanguard ETF - Balanced Service Class	2,408,743	528,168
TA Vanguard ETF - Growth Service Class	1,220,304	320,640
TA WMC Diversified Growth Initial Class	7,587,391	54,158,356
TA WMC Diversified Growth Service Class	265,061	647,241

21

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Fidelity® VIP Contrafund® Service Class 2	8,288	(201,841)	(193,553)	—	(248,007)	(248,007)
Fidelity® VIP Equity-Income Service Class 2	980	(109,332)	(108,352)	—	(145,087)	(145,087)
Fidelity® VIP Growth Opportunities Service Class 2	—	(61,313)	(61,313)	—	(63,505)	(63,505)
Fidelity® VIP Index 500 Service Class 2	—	(1,862)	(1,862)	—	(628)	(628)
Access VP High Yield	8,962	21,452	30,414	—	(131,515)	(131,515)
ProFund VP Asia 30	577	45,065	45,642	—	(54,202)	(54,202)
ProFund VP Basic Materials	—	(50,800)	(50,800)	—	(325,665)	(325,665)
ProFund VP Bull	84,033	166,150	250,183	—	192,503	192,503
ProFund VP Consumer Services	23,117	79,541	102,658	—	(479,137)	(479,137)
ProFund VP Emerging Markets	9,061	41,242	50,303	200,606	(67,180)	133,426
ProFund VP Europe 30	2,020	(1,211)	809	—	18,667	18,667
ProFund VP Falling U.S. Dollar	9,141	(6,719)	2,422	—	(18,911)	(18,911)
ProFund VP Financials	12,341	385,006	397,347	—	(17,086)	(17,086)
ProFund VP International	41,034	(60,568)	(19,534)	34,202	403,410	437,612
ProFund VP Japan	13,650	118,165	131,815	—	(46,176)	(46,176)
ProFund VP Mid-Cap	36,727	(86,053)	(49,326)	—	461,159	461,159
ProFund VP Money Market	299,944	(672,933)	(372,989)	—	(535,295)	(535,295)
ProFund VP NASDAQ-100	37,410	(73,482)	(36,072)	42,465	(77,160)	(34,695)
ProFund VP Oil & Gas	1,417	(87,634)	(86,217)	—	(307,567)	(307,567)
ProFund VP Pharmaceuticals	4,728	26,685	31,413	—	(479,870)	(479,870)
ProFund VP Precious Metals	49,402	(151,136)	(101,734)	—	(117,681)	(117,681)
ProFund VP Short Emerging Markets	35,467	(40,237)	(4,770)	1,102	(9,820)	(8,718)
ProFund VP Short International	8,361	(12,728)	(4,367)	12,169	(1,471)	10,698
ProFund VP Short NASDAQ-100	16,088	(103,170)	(87,082)	11,898	27,575	39,473
ProFund VP Short Small-Cap	16,910	(42,324)	(25,414)	23,523	(24,891)	(1,368)
ProFund VP Small-Cap	82,649	(62,485)	20,164	—	325,509	325,509
ProFund VP Small-Cap Value	2,585	156,470	159,055	—	(81,382)	(81,382)

22

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP Telecommunications	1,094	(363,861)	(362,767)	958,706	(546,369)	412,337
ProFund VP U.S. Government Plus	8,639	(120,976)	(112,337)	—	(70,866)	(70,866)
ProFund VP UltraSmall-Cap	18,285	172,154	190,439	—	(151,738)	(151,738)
ProFund VP Utilities	—	(294,315)	(294,315)	—	(744,352)	(744,352)
TA AEGON High Yield Bond Initial Class	4,522	(603,529)	(599,007)	126,025	(111,207)	14,818
TA Aegon High Yield Bond Service Class	—	(4,075)	(4,075)	—	(3,101)	(3,101)
TA Aegon Money Market Initial Class	371,676	(804,336)	(432,660)	—	(1,518,888)	(1,518,888)
TA Aegon Money Market Service Class	3,864	(31,792)	(27,928)	—	(23,137)	(23,137)
TA Aegon Tactical Vanguard ETF - Conservative Service Class	—	14,725	14,725	21,962	(13,366)	8,596
TA Aegon Tactical Vanguard ETF - Growth Service Class	23,043	(68,155)	(45,112)	—	(41,680)	(41,680)
TA Aegon U.S. Government Securities Initial Class	4,599	(321,120)	(316,521)	—	(364,899)	(364,899)
TA Aegon U.S. Government Securities Service Class	—	(3,005)	(3,005)	—	(16,022)	(16,022)
TA AllianceBernstein Dynamic Allocation Initial Class	4,882	(58,371)	(53,489)	—	(347,731)	(347,731)
TA AllianceBernstein Dynamic Allocation Service Class	—	(494)	(494)	—	(4,685)	(4,685)
TA Asset Allocation - Conservative Initial Class	24,486	(1,610,256)	(1,585,770)	—	(301,408)	(301,408)
TA Asset Allocation - Conservative Service Class	9	(68,322)	(68,313)	—	(36,881)	(36,881)
TA Asset Allocation - Growth Initial Class	702,313	(1,244,489)	(542,176)	—	(1,179,241)	(1,179,241)
TA Asset Allocation - Growth Service Class	343	(24,816)	(24,473)	—	(22,836)	(22,836)
TA Asset Allocation - Moderate Initial Class	168,197	(1,467,007)	(1,298,810)	—	(1,905,076)	(1,905,076)
TA Asset Allocation - Moderate Service Class	717	(56,753)	(56,036)	—	(50,128)	(50,128)
TA Asset Allocation - Moderate Growth Initial Class	76,427	(1,027,650)	(951,223)	—	(1,992,025)	(1,992,025)
TA Asset Allocation - Moderate Growth Service Class	661	(49,905)	(49,244)	—	(41,638)	(41,638)
TA Barrow Hanley Dividend Focused Initial Class	5,343	(222,760)	(217,417)	—	(478,645)	(478,645)
TA Barrow Hanley Dividend Focused Service Class	8	(3,726)	(3,718)	—	(15,138)	(15,138)
TA BNP Paribas Large Cap Growth Initial Class	12,530	81,597	94,127	37,935	(47,588)	(9,653)
TA BNP Paribas Large Cap Growth Service Class	1	248	249	—	(1,042)	(1,042)
TA Clarion Global Real Estate Securities Initial Class	71,156	(227,880)	(156,724)	154,547	(308,139)	(153,592)

23

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Clarion Global Real Estate Securities Service Class	17	(1,587)	(1,570)	—	(3,079)	(3,079)
TA Hanlon Income Service Class	95,396	(2,382,967)	(2,287,571)	—	(2,502,971)	(2,502,971)
TA International Moderate Growth Initial Class	4,416	(105,325)	(100,909)	—	(152,387)	(152,387)
TA International Moderate Growth Service Class	5	(180)	(175)	—	(416)	(416)
TA Janus Balanced Service Class	29,340	777,036	806,376	—	(252,010)	(252,010)
TA Jennison Growth Initial Class	12,792	(14,821)	(2,029)	—	(190,348)	(190,348)
TA Jennison Growth Service Class	398	(3,762)	(3,364)	—	(3,648)	(3,648)
TA JPMorgan Core Bond Initial Class	3,991	(794,205)	(790,214)	117,243	(255,033)	(137,790)
TA JPMorgan Core Bond Service Class	220	(11,526)	(11,306)	—	(13,050)	(13,050)
TA JPMorgan Enhanced Index Initial Class	187,323	(95,450)	91,873	78,740	80,776	159,516
TA JPMorgan Enhanced Index Service Class	9	(1,009)	(1,000)	203	(825)	(622)
TA JPMorgan Mid Cap Value Initial Class	—	(109,811)	(109,811)	—	(129,350)	(129,350)
TA JPMorgan Mid Cap Value Service Class	—	(2,034)	(2,034)	—	(389)	(389)
TA JPMorgan Tactical Allocation Initial Class	212,542	(451,804)	(239,262)	—	(349,397)	(349,397)
TA JPMorgan Tactical Allocation Service Class	2	(14,517)	(14,515)	—	(15,586)	(15,586)
TA MFS International Equity Initial Class	190,277	(371,580)	(181,303)	—	(218,560)	(218,560)
TA MFS International Equity Service Class	186	(1,335)	(1,149)	—	(3,688)	(3,688)
TA Morgan Stanley Capital Growth Initial Class	6,396	(134,889)	(128,493)	—	(275,409)	(275,409)
TA Morgan Stanley Capital Growth Service Class	1	(2,412)	(2,411)	206	(2,346)	(2,140)
TA Morgan Stanley Mid-Cap Growth Initial Class	7,578	(423,753)	(416,175)	—	(757,491)	(757,491)
TA Morgan Stanley Mid-Cap Growth Service Class	16	(5,563)	(5,547)	—	(18,476)	(18,476)
TA Multi-Managed Balanced Initial Class	216,384	(666,193)	(449,809)	—	(916,414)	(916,414)
TA Multi-Managed Balanced Service Class	2	1,056	1,058	—	(3,190)	(3,190)
TA PIMCO Tactical - Balanced Service Class	60,679	395,266	455,945	—	(1,516,641)	(1,516,641)
TA PIMCO Tactical - Conservative Service Class	46,070	(1,114,781)	(1,068,711)	—	(935,011)	(935,011)
TA PIMCO Tactical - Growth Service Class	106,397	(148,407)	(42,010)	—	(82,136)	(82,136)
TA PIMCO Total Return Initial Class	65,976	(1,320,730)	(1,254,754)	93,474	281,739	375,213

24

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA PIMCO Total Return Service Class	252	893	1,145	—	(11,623)	(11,623)
TA Systematic Small/Mid Cap Value Initial Class	160,208	2,814,607	2,974,815	—	(415,896)	(415,896)
TA Systematic Small/Mid Cap Value Service Class	62	39,166	39,228	—	(12,377)	(12,377)
TA T. Rowe Price Small Cap Initial Class	168,058	(173,989)	(5,931)	35,958	(59,435)	(23,477)
TA T. Rowe Price Small Cap Service Class	4	1,376	1,380	—	(2,614)	(2,614)
TA Vanguard ETF - Balanced Service Class	123,188	33,575	156,763	29,054	11,052	40,106
TA Vanguard ETF - Growth Service Class	46,668	24,527	71,195	2,296	4,756	7,052
TA WMC Diversified Growth Initial Class	130,650	(2,827,774)	(2,697,124)	—	(3,473,880)	(3,473,880)
TA WMC Diversified Growth Service Class	291	(20,700)	(20,409)	—	(23,091)	(23,091)

25

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Fidelity® VIP Contrafund® Service Class 2
	12/31/2013	1,509,718	$19.03	to	$13.07	$28,097,273	0.82%	1.25%	to	2.50%	29.34%	to	27.76%
	12/31/2012	1,703,271	14.71	to	10.23	24,576,332	1.08	1.25	to	2.50	14.70	to	13.29
	12/31/2011	1,951,278	12.83	to	10.51	24,580,502	0.75	1.25	to	2.50	(3.98)	to	(5.15)
	12/31/2010	2,174,148	13.36	to	12.60	28,600,501	0.98	1.25	to	2.50	15.48	to	14.86
	12/31/2009	2,575,567	11.57	to	10.97	29,369,358	1.16	1.25	to	1.80	33.80	to	33.07
Fidelity® VIP Equity-Income Service Class 2
	12/31/2013	636,126	17.46	to	15.68	10,859,970	2.21	1.25	to	2.50	26.25	to	24.71
	12/31/2012	744,478	13.83	to	12.57	10,080,918	2.78	1.25	to	2.50	15.60	to	14.19
	12/31/2011	889,565	11.96	to	11.01	10,438,450	2.13	1.25	to	2.50	(0.59)	to	(1.80)
	12/31/2010	1,063,959	12.03	to	11.35	12,592,362	1.57	1.25	to	2.50	13.50	to	12.89
	12/31/2009	1,270,306	10.60	to	10.05	13,263,253	2.05	1.25	to	1.80	28.28	to	27.59
Fidelity® VIP Growth Opportunities Service Class 2
	12/31/2013	294,968	12.67	to	14.80	3,671,822	0.05	1.25	to	2.50	35.84	to	34.19
	12/31/2012	356,281	9.32	to	11.03	3,268,105	0.15	1.25	to	2.50	17.84	to	16.40
	12/31/2011	419,786	7.91	to	7.42	3,267,264	—	1.25	to	1.80	0.71	to	0.17
	12/31/2010	461,392	7.86	to	7.41	3,567,194	—	1.25	to	1.80	21.95	to	21.29
	12/31/2009	638,516	6.44	to	6.11	4,058,057	0.25	1.25	to	1.80	43.67	to	42.89
Fidelity® VIP Index 500 Service Class 2
	12/31/2013	16,813	17.32	to	16.67	280,409	1.61	1.40	to	1.80	30.09	to	29.58
	12/31/2012	18,675	13.31	to	12.86	240,364	1.90	1.40	to	1.80	14.03	to	13.58
	12/31/2011	19,303	11.68	to	11.32	218,743	1.66	1.40	to	1.80	0.38	to	(0.01)
	12/31/2010	21,946	11.63	to	11.33	248,696	1.70	1.40	to	1.80	13.15	to	12.70
	12/31/2009	24,049	10.28	to	10.05	241,815	2.34	1.40	to	1.80	24.56	to	24.07
Access VP High Yield
	12/31/2013	231,376	16.02	to	11.40	3,659,857	2.66	1.25	to	2.50	8.66	to	7.34
	12/31/2012	200,962	14.74	to	14.32	2,928,925	3.91	1.25	to	2.50	12.71	to	12.10
	12/31/2011	332,477	13.08	to	12.78	4,315,511	1.00	1.25	to	1.80	1.48	to	0.93
	12/31/2010	298,006	12.89	to	12.66	3,821,747	8.72	1.25	to	1.80	14.94	to	14.32
	12/31/2009	733,601	11.21	to	11.07	8,198,167	8.70	1.25	to	1.80	15.47	to	14.85
ProFund VP Asia 30
	12/31/2013	345,193	9.09	to	10.79	3,096,828	0.06	1.25	to	2.50	13.55	to	12.17
	12/31/2012	299,551	8.00	to	10.32	2,371,773	—	1.25	to	2.50	14.04	to	12.65
	12/31/2011	353,753	7.02	to	6.85	2,458,400	0.04	1.25	to	2.50	(27.90)	to	(28.29)
	12/31/2010	663,458	9.73	to	9.56	6,414,341	0.07	1.25	to	1.80	12.50	to	11.89
	12/31/2009	657,444	8.65	to	8.54	5,665,586	1.06	1.25	to	1.80	52.30	to	51.47
ProFund VP Basic Materials
	12/31/2013	289,506	11.38	to	11.07	3,264,181	0.97	1.25	to	2.50	16.97	to	15.54
	12/31/2012	340,306	9.73	to	10.82	3,283,787	0.34	1.25	to	2.50	7.14	to	5.83
	12/31/2011	665,971	9.08	to	8.87	6,002,319	0.13	1.25	to	2.50	(17.19)	to	(17.63)
	12/31/2010	912,348	10.97	to	10.77	9,958,355	0.54	1.25	to	1.80	28.10	to	27.40
	12/31/2009	649,687	8.56	to	8.45	5,545,294	0.75	1.25	to	1.80	60.37	to	59.50
ProFund VP Bull
	12/31/2013	757,362	13.99	to	12.79	10,421,295	—	1.25	to	2.50	28.15	to	26.59
	12/31/2012	507,179	10.92	to	10.53	5,478,815	—	1.25	to	2.50	12.48	to	11.87
	12/31/2011	314,676	9.70	to	9.42	3,025,920	—	1.25	to	1.80	(1.23)	to	(1.76)
	12/31/2010	410,450	9.83	to	9.59	4,006,999	0.14	1.25	to	1.80	11.19	to	10.59
	12/31/2009	875,361	8.84	to	8.67	7,696,051	1.16	1.25	to	1.80	22.81	to	22.15

26

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Consumer Services
	12/31/2013	264,798	$16.69	to	$15.77	$4,378,895	0.27%	1.25%	to	2.50%	38.14%	to	36.46%
	12/31/2012	162,140	12.08	to	11.56	1,945,007	—	1.25	to	2.50	20.59	to	19.11
	12/31/2011	641,277	10.02	to	11.51	6,392,237	—	1.25	to	2.50	4.20	to	2.93
	12/31/2010	383,045	9.61	to	9.44	3,668,029	—	1.25	to	2.50	19.89	to	19.24
	12/31/2009	12,259	8.02	to	7.92	97,962	—	1.25	to	1.80	29.19	to	28.49
ProFund VP Emerging Markets
	12/31/2013	917,069	7.59	to	7.97	6,883,811	0.74	1.25	to	2.50	(7.58)	to	(8.71)
	12/31/2012	866,766	8.21	to	8.73	7,058,966	1.07	1.25	to	2.50	5.25	to	3.96
	12/31/2011	733,340	7.80	to	8.40	5,679,386	—	1.25	to	2.50	(20.69)	to	(21.66)
	12/31/2010	1,507,451	9.84	to	9.66	14,751,885	—	1.25	to	2.50	8.41	to	7.83
	12/31/2009	1,520,159	9.07	to	8.96	13,741,556	0.12	1.25	to	1.80	60.35	to	59.49
ProFund VP Europe 30
	12/31/2013	48,595	9.39	to	14.37	455,145	0.71	1.25	to	2.50	20.13	to	18.67
	12/31/2012	47,786	7.82	to	12.11	376,164	2.24	1.25	to	2.50	15.15	to	13.74
	12/31/2011	29,119	6.79	to	6.63	196,452	0.42	1.25	to	2.50	(10.01)	to	(10.49)
	12/31/2010	45,403	7.54	to	7.41	340,241	1.81	1.25	to	1.80	1.37	to	0.82
	12/31/2009	70,963	7.44	to	7.35	525,522	2.68	1.25	to	1.80	30.66	to	29.95
ProFund VP Falling U.S. Dollar
	12/31/2013	24,962	8.87	to	8.57	219,496	—	1.25	to	1.80	(3.22)	to	(3.74)
	12/31/2012	22,540	9.17	to	8.91	205,066	—	1.25	to	1.80	(2.00)	to	(2.53)
	12/31/2011	41,451	9.36	to	9.14	384,496	—	1.25	to	1.80	(3.92)	to	(4.44)
	12/31/2010	40,145	9.74	to	9.56	388,977	—	1.25	to	1.80	(3.79)	to	(4.31)
	12/31/2009	65,539	10.12	to	9.99	661,187	3.06	1.25	to	1.80	2.04	to	1.49
ProFund VP Financials
	12/31/2013	654,455	7.19	to	13.13	4,677,907	0.33	1.25	to	2.50	30.45	to	28.86
	12/31/2012	257,108	5.51	to	10.33	1,428,016	0.27	1.25	to	2.50	23.18	to	21.67
	12/31/2011	274,194	4.47	to	8.49	1,217,438	—	1.25	to	2.50	(14.89)	to	(15.93)
	12/31/2010	428,069	5.26	to	5.16	2,237,141	0.39	1.25	to	2.50	9.56	to	8.97
	12/31/2009	458,108	4.80	to	4.74	2,189,669	2.19	1.25	to	1.80	13.59	to	12.97
ProFund VP International
	12/31/2013	605,839	8.32	to	12.37	5,113,358	—	1.25	to	2.50	18.02	to	16.58
	12/31/2012	625,373	7.05	to	6.85	4,414,657	—	1.25	to	2.50	14.50	to	13.87
	12/31/2011	187,761	6.15	to	6.01	1,147,807	—	1.25	to	1.80	(15.40)	to	(15.85)
	12/31/2010	597,504	7.27	to	7.14	4,326,839	—	1.25	to	1.80	6.47	to	5.90
	12/31/2009	524,061	6.83	to	6.75	3,569,383	0.03	1.25	to	1.80	23.11	to	22.44
ProFund VP Japan
	12/31/2013	144,283	7.67	to	14.76	1,120,854	—	1.25	to	2.35	46.41	to	44.83
	12/31/2012	12,468	5.24	to	5.09	87,938	—	1.25	to	2.35	21.42	to	20.77
	12/31/2011	58,644	4.32	to	4.22	251,863	—	1.25	to	1.80	(19.54)	to	(19.98)
	12/31/2010	6,346	5.37	to	5.27	33,989	—	1.25	to	1.80	(7.69)	to	(8.19)
	12/31/2009	17,413	5.81	to	5.74	101,037	0.19	1.25	to	1.80	8.97	to	8.38
ProFund VP Mid-Cap
	12/31/2013	655,474	13.32	to	12.91	8,608,588	—	1.25	to	2.50	29.18	to	27.60
	12/31/2012	704,800	10.31	to	10.02	7,214,633	—	1.25	to	2.50	14.11	to	13.49
	12/31/2011	243,641	9.04	to	8.83	2,186,356	—	1.25	to	1.80	(5.36)	to	(5.87)
	12/31/2010	411,183	9.55	to	9.38	3,905,297	—	1.25	to	1.80	22.52	to	21.86
	12/31/2009	331,619	7.80	to	7.70	2,577,703	—	1.25	to	1.80	31.24	to	30.53
ProFund VP Money Market
	12/31/2013	944,489	9.75	to	9.52	9,100,854	0.02	1.25	to	2.50	(1.21)	to	(2.42)
	12/31/2012	1,317,478	9.87	to	9.52	12,853,646	0.02	1.25	to	2.50	(1.22)	to	(1.76)
	12/31/2011	1,852,773	9.99	to	9.69	18,340,831	0.02	1.25	to	1.80	(1.21)	to	(1.74)
	12/31/2010	981,614	10.11	to	9.87	9,813,635	0.02	1.25	to	1.80	(1.21)	to	(1.75)
	12/31/2009	1,848,310	10.24	to	10.04	18,791,752	0.04	1.25	to	1.80	(1.20)	to	(1.74)

27

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP NASDAQ-100
	12/31/2013	291,134	$20.14	to	$14.09	$5,739,035	—%	1.25%	to	2.50%	32.62%	to	31.00%
	12/31/2012	327,206	15.18	to	10.76	4,867,463	—	1.25	to	2.50	14.79	to	13.38
	12/31/2011	361,901	13.23	to	12.83	4,720,266	—	1.25	to	2.50	0.21	to	(0.34)
	12/31/2010	440,010	13.20	to	12.88	5,769,428	—	1.25	to	1.80	16.79	to	16.15
	12/31/2009	315,036	11.30	to	11.09	3,536,691	—	1.25	to	1.80	50.13	to	49.32
ProFund VP Oil & Gas
	12/31/2013	507,327	11.34	to	13.29	5,684,096	0.43	1.25	to	2.50	22.54	to	21.05
	12/31/2012	593,544	9.26	to	10.98	5,436,496	0.14	1.25	to	2.50	1.62	to	0.37
	12/31/2011	901,111	9.11	to	10.94	8,133,363	0.15	1.25	to	2.50	0.99	to	(0.24)
	12/31/2010	1,307,431	9.02	to	8.86	11,724,883	0.40	1.25	to	2.50	16.31	to	15.68
	12/31/2009	980,907	7.75	to	7.66	7,577,975	—	1.25	to	1.80	14.07	to	13.46
ProFund VP Pharmaceuticals
	12/31/2013	194,314	15.00	to	13.55	2,884,615	2.03	1.25	to	2.50	30.00	to	28.42
	12/31/2012	162,901	11.54	to	11.27	1,868,125	0.94	1.25	to	2.50	10.47	to	9.11
	12/31/2011	642,771	10.45	to	11.09	6,680,073	0.80	1.25	to	2.50	14.70	to	13.31
	12/31/2010	87,635	9.11	to	8.95	794,819	5.61	1.25	to	2.50	(0.76)	to	(1.30)
	12/31/2009	93,710	9.18	to	9.06	857,333	2.84	1.25	to	1.80	15.45	to	14.83
ProFund VP Precious Metals
	12/31/2013	545,424	5.84	to	5.70	3,153,443	—	1.25	to	2.50	(38.71)	to	(39.46)
	12/31/2012	647,158	9.52	to	9.25	6,108,327	—	1.25	to	2.50	(15.61)	to	(16.07)
	12/31/2011	764,839	11.28	to	11.02	8,567,955	—	1.25	to	1.80	(20.21)	to	(20.64)
	12/31/2010	813,507	14.14	to	13.89	11,446,052	—	1.25	to	1.80	31.29	to	30.58
	12/31/2009	748,005	10.77	to	10.64	8,029,178	0.85	1.25	to	1.80	33.66	to	32.93
ProFund VP Short Emerging Markets
	12/31/2013	56,849	4.06	to	7.24	240,704	—	1.25	to	2.50	(1.46)	to	(2.66)
	12/31/2012	61,619	4.12	to	7.44	258,620	—	1.25	to	2.50	(14.12)	to	(15.18)
	12/31/2011	70,337	4.80	to	8.77	336,461	—	1.25	to	2.50	9.30	to	7.97
	12/31/2010	91,871	4.39	to	4.32	402,532	—	1.25	to	2.50	(19.43)	to	(19.86)
	12/31/2009	53,469	5.45	to	5.39	290,588	—	1.25	to	1.80	(49.35)	to	(49.62)
ProFund VP Short International
	12/31/2013	52,607	4.82	to	4.66	254,319	—	1.25	to	1.80	(21.98)	to	(22.41)
	12/31/2012	56,974	6.18	to	6.00	350,434	—	1.25	to	1.80	(21.15)	to	(21.58)
	12/31/2011	46,276	7.83	to	7.65	360,355	—	1.25	to	1.80	0.55	to	0.01
	12/31/2010	39,900	7.79	to	7.65	309,380	—	1.25	to	1.80	(15.75)	to	(16.21)
	12/31/2009	92,914	9.25	to	9.13	856,218	—	1.25	to	1.80	(31.14)	to	(31.52)
ProFund VP Short NASDAQ-100
	12/31/2013	76,965	3.21	to	3.85	248,872	—	1.25	to	2.50	(30.28)	to	(31.13)
	12/31/2012	164,047	4.61	to	5.59	747,094	—	1.25	to	2.50	(19.80)	to	(20.79)
	12/31/2011	124,574	5.75	to	7.05	709,959	—	1.25	to	2.50	(11.58)	to	(12.66)
	12/31/2010	123,309	6.50	to	6.38	797,131	—	1.25	to	2.50	(22.16)	to	(22.58)
	12/31/2009	74,390	8.35	to	8.25	618,831	0.24	1.25	to	1.80	(41.39)	to	(41.71)
ProFund VP Short Small-Cap
	12/31/2013	58,090	2.54	to	3.63	148,739	—	1.25	to	2.50	(32.10)	to	(32.93)
	12/31/2012	83,504	3.75	to	5.42	309,082	—	1.25	to	2.50	(19.97)	to	(20.95)
	12/31/2011	84,872	4.68	to	6.85	394,397	—	1.25	to	2.50	(10.21)	to	(11.30)
	12/31/2010	54,602	5.21	to	5.09	283,165	—	1.25	to	2.50	(29.82)	to	(30.20)
	12/31/2009	131,678	7.43	to	7.29	972,429	0.45	1.25	to	1.80	(33.21)	to	(33.57)
ProFund VP Small-Cap
	12/31/2013	599,307	15.18	to	13.77	8,942,181	—	1.25	to	2.50	35.49	to	33.84
	12/31/2012	579,143	11.21	to	11.13	6,435,849	—	1.25	to	2.50	13.33	to	11.94
	12/31/2011	253,634	9.89	to	9.59	2,487,644	—	1.25	to	2.50	(6.82)	to	(7.32)
	12/31/2010	560,405	10.61	to	10.35	5,905,131	—	1.25	to	1.80	23.25	to	22.58
	12/31/2009	190,693	8.61	to	8.45	1,631,864	—	1.25	to	1.80	24.51	to	23.84

28

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Small-Cap Value
	12/31/2013	299,537	$13.29	to	$14.95	$3,938,358	0.18%	1.25%	to	2.50%	35.98%	to	34.32%
	12/31/2012	140,482	9.78	to	9.50	1,366,155	—	1.25	to	1.80	14.72	to	14.09
	12/31/2011	221,864	8.52	to	8.32	1,877,903	—	1.25	to	1.80	(5.28)	to	(5.80)
	12/31/2010	86,822	9.00	to	8.84	777,227	0.08	1.25	to	1.80	20.60	to	19.94
	12/31/2009	223,032	7.46	to	7.37	1,657,473	0.28	1.25	to	1.80	18.92	to	18.27
ProFund VP Telecommunications
	12/31/2013	90,482	9.59	to	11.77	888,813	3.35	1.25	to	2.50	10.69	to	9.34
	12/31/2012	453,249	8.67	to	10.77	3,923,118	2.14	1.25	to	2.50	15.07	to	13.66
	12/31/2011	40,912	7.53	to	7.36	314,714	3.68	1.25	to	2.50	0.61	to	0.07
	12/31/2010	276,512	7.49	to	7.35	2,055,447	4.52	1.25	to	1.80	14.26	to	13.64
	12/31/2009	35,284	6.55	to	6.47	230,306	5.06	1.25	to	1.80	6.00	to	5.42
ProFund VP U.S. Government Plus
	12/31/2013	77,824	13.09	to	7.37	981,030	0.20	1.25	to	2.50	(20.11)	to	(21.09)
	12/31/2012	190,161	16.38	to	15.91	3,075,207	—	1.25	to	2.50	(0.28)	to	(0.82)
	12/31/2011	261,027	16.43	to	16.05	4,257,423	0.14	1.25	to	1.80	41.75	to	40.99
	12/31/2010	161,089	11.59	to	11.38	1,858,207	0.46	1.25	to	1.80	8.76	to	8.17
	12/31/2009	123,927	10.65	to	10.52	1,315,086	0.06	1.25	to	1.80	(33.45)	to	(33.81)
ProFund VP UltraSmall-Cap
	12/31/2013	518,379	11.37	to	19.43	5,836,654	—	1.25	to	2.50	84.36	to	82.11
	12/31/2012	327,940	6.16	to	10.67	2,009,469	—	1.25	to	2.50	27.91	to	26.34
	12/31/2011	479,678	4.82	to	8.44	2,299,496	—	1.25	to	2.50	(19.83)	to	(20.81)
	12/31/2010	475,160	6.01	to	5.90	2,854,196	—	1.25	to	2.50	46.61	to	45.82
	12/31/2009	433,884	4.10	to	4.05	1,772,706	0.16	1.25	to	1.80	38.45	to	37.70
ProFund VP Utilities
	12/31/2013	209,910	10.82	to	11.51	2,265,063	2.44	1.25	to	2.50	11.91	to	10.55
	12/31/2012	504,225	9.67	to	10.41	4,847,254	1.85	1.25	to	2.50	(1.10)	to	(2.31)
	12/31/2011	1,248,577	9.77	to	9.55	12,125,437	1.69	1.25	to	2.50	16.06	to	15.44
	12/31/2010	503,345	8.42	to	8.27	4,213,911	2.47	1.25	to	1.80	4.64	to	4.08
	12/31/2009	876,905	8.05	to	7.95	7,033,306	3.62	1.25	to	1.80	9.37	to	8.78
TA Aegon High Yield Bond Initial Class
	12/31/2013	919,309	19.68	to	11.71	17,744,646	5.16	1.25	to	2.50	5.28	to	4.00
	12/31/2012	1,518,316	18.70	to	11.26	27,875,102	6.63	1.25	to	2.50	15.91	to	14.49
	12/31/2011	1,503,498	16.13	to	11.03	23,866,535	4.76	1.25	to	2.50	3.48	to	2.22
	12/31/2010	1,879,909	15.59	to	14.95	28,897,082	14.69	1.25	to	2.50	11.05	to	10.45
	12/31/2009	1,545,581	14.04	to	13.53	21,438,339	10.41	1.25	to	1.80	45.42	to	44.64
TA Aegon High Yield Bond Service Class
	12/31/2013	15,979	19.21	to	18.12	301,430	5.25	1.25	to	1.80	5.01	to	4.45
	12/31/2012	20,054	18.29	to	17.35	360,200	5.48	1.25	to	1.80	15.65	to	15.02
	12/31/2011	23,155	15.81	to	15.08	359,686	6.20	1.25	to	1.80	3.25	to	2.69
	12/31/2010	28,358	15.32	to	14.69	427,430	12.36	1.25	to	1.80	10.78	to	10.19
	12/31/2009	31,341	13.83	to	13.33	428,883	10.81	1.25	to	1.80	45.04	to	44.26
TA Aegon Money Market Initial Class
	12/31/2013	3,713,621	16.53	to	9.10	50,426,251	0.01	1.25	to	2.50	(1.23)	to	(2.43)
	12/31/2012	4,146,281	16.73	to	9.33	57,490,473	0.01	1.25	to	2.50	(1.24)	to	(2.45)
	12/31/2011	5,665,169	16.94	to	9.56	78,653,529	0.01	1.25	to	2.50	(1.23)	to	(2.43)
	12/31/2010	5,445,265	17.15	to	10.95	77,328,796	0.01	1.25	to	2.50	(1.23)	to	(1.76)
	12/31/2009	6,497,285	17.37	to	11.14	94,383,299	0.16	1.25	to	1.80	(1.11)	to	(1.64)
TA Aegon Money Market Service Class
	12/31/2013	46,441	10.16	to	9.58	459,776	0.01	1.25	to	1.80	(1.23)	to	(1.76)
	12/31/2012	74,369	10.28	to	9.76	754,154	0.00	1.25	to	1.80	(1.24)	to	(1.77)
	12/31/2011	97,506	10.41	to	9.93	999,714	0.01	1.25	to	1.80	(1.23)	to	(1.76)
	12/31/2010	92,195	10.54	to	10.11	957,943	0.00	1.25	to	1.80	(1.23)	to	(1.76)
	12/31/2009	120,340	10.67	to	10.29	1,280,352	0.05	1.25	to	1.80	(1.22)	to	(1.76)

29

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Aegon Tactical Vanguard ETF - Conservative Service Class
	12/31/2013		78,562	$11.21	to	$11.12	$877,291	1.00%	1.25%	to	1.65%	5.75%	to	5.33%
	12/31/2012		63,837	10.60	to	10.56	675,356	0.41	1.25	to	1.65	5.46	to	5.04
	12/31/2011	(1)	55,241	10.05	to	10.05	555,299	—	1.25	to	1.65	0.54	to	0.52
TA Aegon Tactical Vanguard ETF - Growth Service Class
	12/31/2013		174,342	12.47	to	12.36	2,168,364	0.82	1.25	to	1.65	15.07	to	14.62
	12/31/2012		219,454	10.83	to	10.79	2,374,346	0.65	1.25	to	1.65	9.58	to	9.14
	12/31/2011	(1)	261,134	9.89	to	9.88	2,581,513	—	1.25	to	1.65	(1.14)	to	(1.16)
TA Aegon U.S. Government Securities Initial Class
	12/31/2013		898,355	14.08	to	9.76	12,343,856	2.21	1.25	to	2.50	(3.44)	to	(4.62)
	12/31/2012		1,214,876	14.58	to	10.79	17,361,592	1.59	1.25	to	2.50	3.84	to	2.57
	12/31/2011		1,579,775	14.04	to	13.32	21,817,334	2.81	1.25	to	2.50	6.28	to	5.71
	12/31/2010		1,667,086	13.21	to	12.60	21,716,833	3.19	1.25	to	1.80	3.11	to	2.56
	12/31/2009		1,705,040	12.81	to	12.28	21,528,264	2.34	1.25	to	1.80	3.18	to	2.62
TA Aegon U.S. Government Securities Service Class
	12/31/2013		17,931	12.91	to	12.18	229,779	1.84	1.25	to	1.80	(3.69)	to	(4.21)
	12/31/2012		20,936	13.40	to	12.71	279,092	1.30	1.25	to	1.80	3.56	to	3.00
	12/31/2011		36,958	12.94	to	12.34	471,819	2.12	1.25	to	1.80	5.96	to	5.39
	12/31/2010		38,349	12.21	to	11.71	463,368	2.34	1.25	to	1.80	2.94	to	2.38
	12/31/2009		63,311	11.86	to	11.44	743,013	1.86	1.25	to	1.80	2.91	to	2.36
TA AllianceBernstein Dynamic Allocation Initial Class
	12/31/2013		300,485	16.17	to	10.54	4,731,512	1.18	1.25	to	2.50	5.86	to	4.57
	12/31/2012		353,974	15.28	to	10.30	5,294,092	0.78	1.25	to	2.50	4.82	to	3.54
	12/31/2011		701,705	14.58	to	9.95	10,044,256	0.74	1.25	to	2.50	0.56	to	(0.66)
	12/31/2010		848,312	14.49	to	13.82	12,101,067	5.30	1.25	to	2.50	7.94	to	7.36
	12/31/2009		818,018	13.43	to	12.88	10,833,528	3.67	1.25	to	1.80	29.68	to	28.98
TA AllianceBernstein Dynamic Allocation Service Class
	12/31/2013		10,392	16.22	to	15.31	167,960	0.95	1.25	to	1.80	5.57	to	5.00
	12/31/2012		10,886	15.37	to	14.58	166,938	0.64	1.25	to	1.80	4.48	to	3.92
	12/31/2011		15,571	14.71	to	14.03	226,318	0.65	1.25	to	1.80	0.41	to	(0.13)
	12/31/2010		21,575	14.65	to	14.05	312,547	5.36	1.25	to	1.80	7.80	to	7.22
	12/31/2009		17,912	13.59	to	13.10	242,438	3.60	1.25	to	1.80	29.55	to	28.85
TA Asset Allocation - Conservative Initial Class
	12/31/2013		4,977,583	16.84	to	11.13	81,460,140	3.13	1.25	to	2.50	8.02	to	6.70
	12/31/2012		6,563,353	15.59	to	10.44	99,824,266	3.12	1.25	to	2.50	6.13	to	4.83
	12/31/2011		6,864,761	14.69	to	10.50	98,712,929	2.67	1.25	to	2.50	1.39	to	0.16
	12/31/2010		7,880,298	14.49	to	13.82	112,213,242	3.16	1.25	to	2.50	7.59	to	7.01
	12/31/2009		9,115,916	13.46	to	12.91	120,899,053	4.11	1.25	to	1.80	23.68	to	23.01
TA Asset Allocation - Conservative Service Class
	12/31/2013		80,772	17.42	to	16.44	1,386,426	2.61	1.25	to	1.80	7.74	to	7.16
	12/31/2012		149,085	16.17	to	15.34	2,377,064	2.84	1.25	to	1.80	5.87	to	5.29
	12/31/2011		185,966	15.27	to	14.57	2,803,826	2.52	1.25	to	1.80	1.10	to	0.55
	12/31/2010		235,945	15.11	to	14.49	3,530,405	3.28	1.25	to	1.80	7.36	to	6.79
	12/31/2009		308,898	14.07	to	13.57	4,298,921	4.06	1.25	to	1.80	23.36	to	22.70
TA Asset Allocation - Growth Initial Class
	12/31/2013		6,593,469	17.95	to	13.25	115,788,409	1.21	1.25	to	2.50	25.25	to	23.72
	12/31/2012		7,135,645	14.33	to	10.71	100,324,243	1.31	1.25	to	2.50	11.20	to	9.84
	12/31/2011		8,314,886	12.89	to	10.92	105,375,443	1.19	1.25	to	2.50	(6.58)	to	(7.72)
	12/31/2010		9,762,573	13.79	to	13.16	132,713,030	1.07	1.25	to	2.50	13.53	to	12.92
	12/31/2009		11,684,528	12.15	to	11.65	140,103,780	2.72	1.25	to	1.80	28.22	to	27.52

30

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Asset Allocation - Growth Service Class
	12/31/2013		175,117	$20.92	to	$19.73	$3,623,554	0.99%	1.25%	to	1.80%	24.83%	to	24.15%
	12/31/2012		199,590	16.76	to	15.90	3,307,766	1.07	1.25	to	1.80	11.00	to	10.39
	12/31/2011		222,426	15.10	to	14.40	3,328,355	0.96	1.25	to	1.80	(6.86)	to	(7.36)
	12/31/2010		277,688	16.21	to	15.54	4,471,585	0.85	1.25	to	1.80	13.23	to	12.62
	12/31/2009		329,776	14.31	to	13.80	4,692,267	2.41	1.25	to	1.80	27.94	to	27.25
TA Asset Allocation - Moderate Initial Class
	12/31/2013		9,576,571	17.68	to	11.09	165,142,395	2.41	1.25	to	2.50	12.10	to	10.73
	12/31/2012		10,875,381	15.77	to	11.01	167,748,858	2.61	1.25	to	2.50	8.08	to	6.75
	12/31/2011		12,780,457	14.59	to	10.31	183,076,483	2.19	1.25	to	2.50	(0.65)	to	(1.86)
	12/31/2010		15,649,795	14.69	to	14.01	226,241,286	2.88	1.25	to	2.50	9.01	to	8.43
	12/31/2009		18,095,102	13.48	to	12.92	240,389,717	4.21	1.25	to	1.80	24.84	to	24.17
TA Asset Allocation - Moderate Service Class
	12/31/2013		178,461	18.92	to	17.86	3,339,814	2.14	1.25	to	1.80	11.84	to	11.23
	12/31/2012		234,497	16.92	to	16.05	3,923,835	2.43	1.25	to	1.80	7.76	to	7.17
	12/31/2011		284,625	15.70	to	14.98	4,419,150	2.10	1.25	to	1.80	(0.94)	to	(1.48)
	12/31/2010		365,448	15.85	to	15.20	5,741,190	2.77	1.25	to	1.80	8.78	to	8.19
	12/31/2009		483,518	14.57	to	14.05	6,998,290	4.00	1.25	to	1.80	24.64	to	23.97
TA Asset Allocation - Moderate Growth Initial Class
	12/31/2013		12,874,348	18.04	to	12.55	227,386,429	2.26	1.25	to	2.50	17.91	to	16.47
	12/31/2012		13,825,571	15.30	to	10.77	207,514,208	2.44	1.25	to	2.50	9.27	to	7.93
	12/31/2011		15,817,596	14.00	to	10.20	217,836,894	2.02	1.25	to	2.50	(3.22)	to	(4.40)
	12/31/2010		17,912,360	14.47	to	13.80	255,413,586	2.17	1.25	to	2.50	11.34	to	10.74
	12/31/2009		20,570,030	12.99	to	12.46	263,905,231	3.32	1.25	to	1.80	26.58	to	25.89
TA Asset Allocation - Moderate Growth Service Class
	12/31/2013		265,378	20.06	to	18.93	5,276,559	2.06	1.25	to	1.80	17.57	to	16.94
	12/31/2012		314,622	17.06	to	16.19	5,323,156	2.23	1.25	to	1.80	9.00	to	8.41
	12/31/2011		356,260	15.65	to	14.93	5,535,555	1.77	1.25	to	1.80	(3.48)	to	(4.00)
	12/31/2010		463,577	16.22	to	15.55	7,467,760	1.97	1.25	to	1.80	11.02	to	10.42
	12/31/2009		610,894	14.61	to	14.09	8,856,779	3.14	1.25	to	1.80	26.29	to	25.61
TA Barrow Hanley Dividend Focused Initial Class
	12/31/2013		2,936,992	30.70	to	12.53	83,353,127	2.31	1.25	to	2.65	28.64	to	26.88
	12/31/2012		3,154,409	23.86	to	10.31	69,821,098	1.77	1.25	to	2.65	10.34	to	8.98
	12/31/2011		3,633,054	21.63	to	9.88	73,028,759	1.71	1.25	to	2.50	1.47	to	0.23
	12/31/2010		4,256,493	21.32	to	15.11	84,458,072	0.80	1.25	to	2.50	9.08	to	8.49
	12/31/2009		3,317,466	19.54	to	13.92	60,408,295	1.41	1.25	to	1.80	12.58	to	11.97
TA Barrow Hanley Dividend Focused Service Class
	12/31/2013		43,229	22.83	to	21.54	973,873	2.12	1.25	to	1.80	28.32	to	27.63
	12/31/2012		46,947	17.79	to	16.88	825,014	1.46	1.25	to	1.80	10.09	to	9.49
	12/31/2011		62,085	16.16	to	15.41	991,177	1.47	1.25	to	1.80	1.19	to	0.65
	12/31/2010		82,319	15.97	to	15.31	1,298,967	0.80	1.25	to	1.80	8.79	to	8.20
	12/31/2009		44,100	14.68	to	14.15	641,647	1.03	1.25	to	1.80	12.31	to	11.70
TA BNP Paribas Large Cap Growth Initial Class
	12/31/2013		1,125,187	22.74	to	12.91	25,323,411	0.99	1.25	to	2.50	31.46	to	29.86
	12/31/2012		1,031,060	17.30	to	11.34	17,688,627	0.86	1.25	to	2.50	15.68	to	14.26
	12/31/2011		1,040,713	14.95	to	14.74	15,488,812	0.74	1.25	to	2.50	(3.47)	to	(3.99)
	12/31/2010		952,269	15.49	to	15.35	14,710,762	0.68	1.25	to	1.80	17.70	to	17.07
	12/31/2009	(1)	973,587	13.16	to	13.11	12,800,863	0.67	1.25	to	1.80	31.61	to	31.13
TA BNP Paribas Large Cap Growth Service Class
	12/31/2013		7,049	22.48	to	21.92	157,325	0.83	1.25	to	1.80	31.17	to	30.46
	12/31/2012		6,800	17.14	to	16.80	116,062	0.62	1.25	to	1.80	15.38	to	14.75
	12/31/2011		7,842	14.85	to	14.64	116,082	0.53	1.25	to	1.80	(3.73)	to	(4.25)
	12/31/2010		7,396	15.43	to	15.29	113,954	0.54	1.25	to	1.80	17.41	to	16.77
	12/31/2009	(1)	7,621	13.14	to	13.09	100,079	0.60	1.25	to	1.80	31.41	to	30.94

31

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Clarion Global Real Estate Securities Initial Class
	12/31/2013		1,234,984	$29.75	to	$10.78	$36,732,064	5.54%	1.25%	to	2.50%	2.61%	to	1.36%
	12/31/2012		1,391,708	28.99	to	10.63	40,729,279	4.04	1.25	to	2.50	23.70	to	22.18
	12/31/2011		1,545,300	23.43	to	9.96	36,835,287	6.90	1.25	to	2.50	(6.90)	to	(8.03)
	12/31/2010		1,727,126	25.17	to	19.69	44,493,266	6.17	1.25	to	2.50	14.24	to	12.85
	12/31/2009		1,972,318	22.03	to	27.16	44,438,692	—	1.25	to	2.50	31.77	to	31.06
TA Clarion Global Real Estate Securities Service Class
	12/31/2013		27,501	24.02	to	22.66	649,742	5.04	1.25	to	1.80	2.43	to	1.87
	12/31/2012		29,071	23.45	to	22.25	670,602	3.28	1.25	to	1.80	23.43	to	22.76
	12/31/2011		32,150	19.00	to	18.12	601,543	6.51	1.25	to	1.80	(7.17)	to	(7.67)
	12/31/2010		39,553	20.47	to	19.63	799,388	6.23	1.25	to	1.80	13.88	to	13.26
	12/31/2009		44,147	17.97	to	17.33	785,527	—	1.25	to	1.80	31.36	to	30.65
TA Hanlon Income Service Class
	12/31/2013		5,883,695	1.05	to	10.01	6,187,555	3.88	1.25	to	2.50	1.67	to	0.43
	12/31/2012		8,171,266	1.03	to	9.97	8,435,090	2.12	1.25	to	2.50	2.18	to	0.93
	12/31/2011		10,674,237	1.01	to	9.87	10,751,432	1.59	1.25	to	2.50	1.66	to	0.42
	12/31/2010		10,307,320	0.99	to	0.99	10,224,117	0.22	1.25	to	2.50	(1.12)	to	(1.51)
	12/31/2009	(1)	2,752,195	1.00	to	1.00	2,762,759	—	1.25	to	1.65	0.40	to	0.35
TA International Moderate Growth Initial Class
	12/31/2013		520,832	11.11	to	11.01	5,719,241	1.99	1.25	to	2.50	11.33	to	9.97
	12/31/2012		621,741	9.98	to	10.01	6,141,627	3.00	1.25	to	2.50	11.41	to	10.04
	12/31/2011		774,128	8.96	to	9.10	6,873,911	2.12	1.25	to	2.50	(8.51)	to	(9.63)
	12/31/2010		845,937	9.79	to	9.55	8,221,001	2.64	1.25	to	2.50	9.14	to	8.55
	12/31/2009		862,116	8.97	to	8.79	7,687,303	2.66	1.25	to	1.80	28.09	to	27.40
TA International Moderate Growth Service Class
	12/31/2013		1,061	10.90	to	10.46	11,268	1.67	1.25	to	1.80	11.08	to	10.48
	12/31/2012		1,236	9.82	to	9.47	11,924	2.37	1.25	to	1.80	11.09	to	10.48
	12/31/2011		1,652	8.84	to	8.57	14,378	2.20	1.25	to	1.80	(8.67)	to	(9.17)
	12/31/2010		5,575	9.67	to	9.43	53,494	2.27	1.25	to	1.80	8.88	to	8.29
	12/31/2009		9,235	8.89	to	8.71	81,800	2.56	1.25	to	1.80	27.73	to	27.04
TA Janus Balanced Service Class
	12/31/2013		2,052,294	1.16	to	1.14	2,361,354	0.75	1.25	to	1.65	17.55	to	17.09
	12/31/2012		1,245,918	0.98	to	0.97	1,219,947	—	1.25	to	1.65	11.10	to	10.66
	12/31/2011		1,497,928	0.88	to	0.88	1,321,648	0.16	1.25	to	1.65	(11.91)	to	(12.26)
	12/31/2010		1,653,753	1.00	to	1.00	1,658,369	0.15	1.25	to	1.65	1.83	to	1.43
	12/31/2009	(1)	569,313	0.99	to	0.99	561,332	—	1.25	to	1.65	(1.39)	to	(1.43)
TA Jennison Growth Initial Class
	12/31/2013		1,453,202	16.08	to	13.72	23,256,257	0.27	1.25	to	2.50	36.00	to	34.35
	12/31/2012		1,455,231	11.82	to	10.21	17,153,023	0.07	1.25	to	2.50	14.33	to	12.93
	12/31/2011		1,645,579	10.34	to	10.13	16,988,026	0.12	1.25	to	2.50	(1.85)	to	(3.05)
	12/31/2010	(1)	1,557,296	10.54	to	10.45	16,399,633	0.04	1.25	to	2.50	5.37	to	4.50
TA Jennison Growth Service Class
	12/31/2013		9,374	15.93	to	15.62	147,693	0.06	1.25	to	1.80	35.60	to	34.87
	12/31/2012		12,738	11.75	to	11.58	148,677	—	1.25	to	1.80	13.98	to	13.36
	12/31/2011		16,386	10.31	to	10.21	168,313	—	1.25	to	1.80	(1.99)	to	(2.52)
	12/31/2010	(1)	22,673	10.52	to	10.48	238,187	0.03	1.25	to	1.80	5.18	to	4.79
TA JPMorgan Core Bond Initial Class
	12/31/2013		1,885,514	38.46	to	9.99	51,204,334	2.89	1.25	to	2.50	(3.05)	to	(4.24)
	12/31/2012		2,675,728	39.67	to	10.43	74,252,610	2.67	1.25	to	2.50	3.68	to	2.41
	12/31/2011		2,813,518	38.26	to	17.77	77,365,793	4.43	1.25	to	2.50	6.20	to	5.63
	12/31/2010		2,798,909	36.03	to	16.82	72,834,139	6.41	1.25	to	1.80	6.91	to	6.33
	12/31/2009		3,172,334	33.70	to	15.82	78,914,402	4.60	1.25	to	1.80	8.23	to	7.64

32

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA JPMorgan Core Bond Service Class
	12/31/2013	52,782	$14.33	to	$13.52	$739,128	2.52%	1.25%	to	1.80%	(3.34)%	to	(3.86)%
	12/31/2012	64,088	14.82	to	14.06	932,091	2.38	1.25	to	1.80	3.45	to	2.89
	12/31/2011	77,138	14.33	to	13.67	1,090,211	3.89	1.25	to	1.80	5.92	to	5.35
	12/31/2010	83,987	13.53	to	12.97	1,127,399	5.53	1.25	to	1.80	6.66	to	6.09
	12/31/2009	99,322	12.68	to	12.23	1,250,018	4.04	1.25	to	1.80	8.03	to	7.45
TA JPMorgan Enhanced Index Initial Class
	12/31/2013	1,039,321	18.30	to	13.94	18,549,536	0.70	1.25	to	2.50	30.88	to	29.29
	12/31/2012	947,448	13.98	to	13.37	12,952,885	1.13	1.25	to	2.50	14.91	to	13.50
	12/31/2011	787,932	12.17	to	11.78	9,401,614	1.28	1.25	to	2.50	(0.50)	to	(1.71)
	12/31/2010	698,433	12.23	to	11.67	8,428,860	1.55	1.25	to	2.50	13.75	to	13.14
	12/31/2009	511,186	10.75	to	10.31	5,429,304	2.07	1.25	to	1.80	27.99	to	27.30
TA JPMorgan Enhanced Index Service Class
	12/31/2013	6,904	21.05	to	19.86	141,677	0.50	1.25	to	1.80	30.50	to	29.80
	12/31/2012	7,904	16.13	to	15.30	124,280	0.92	1.25	to	1.80	14.65	to	14.03
	12/31/2011	8,526	14.07	to	13.42	117,608	1.58	1.25	to	1.80	(0.76)	to	(1.30)
	12/31/2010	8,878	14.18	to	13.59	122,864	1.41	1.25	to	1.80	13.44	to	12.82
	12/31/2009	11,100	12.50	to	12.05	136,872	1.61	1.25	to	1.80	27.72	to	27.03
TA JPMorgan Mid Cap Value Initial Class
	12/31/2013	668,186	28.33	to	26.04	18,503,879	0.48	1.25	to	1.80	30.19	to	29.49
	12/31/2012	777,997	21.76	to	20.11	16,561,039	0.74	1.25	to	1.80	19.03	to	18.38
	12/31/2011	907,347	18.28	to	16.99	16,250,751	1.11	1.25	to	1.80	0.76	to	0.21
	12/31/2010	1,058,609	18.14	to	16.95	18,841,622	1.83	1.25	to	1.80	21.47	to	20.81
	12/31/2009	1,239,998	14.94	to	14.03	18,192,687	1.80	1.25	to	1.80	24.85	to	24.17
TA JPMorgan Mid Cap Value Service Class
	12/31/2013	7,721	27.57	to	26.01	211,669	0.36	1.25	to	1.80	29.84	to	29.14
	12/31/2012	9,755	21.23	to	20.14	205,531	0.62	1.25	to	1.80	18.74	to	18.10
	12/31/2011	10,144	17.88	to	17.06	180,119	1.01	1.25	to	1.80	0.48	to	(0.07)
	12/31/2010	11,453	17.80	to	17.07	202,455	1.89	1.25	to	1.80	21.31	to	20.65
	12/31/2009	12,457	14.67	to	14.15	181,713	1.32	1.25	to	1.80	24.56	to	23.89
TA JPMorgan Tactical Allocation Initial Class
	12/31/2013	1,739,859	33.64	to	10.26	52,793,713	1.09	1.25	to	2.65	4.21	to	2.79
	12/31/2012	1,979,121	32.28	to	10.54	58,147,819	0.60	1.25	to	2.65	6.38	to	5.08
	12/31/2011	2,328,518	30.35	to	10.03	64,545,636	1.75	1.25	to	2.50	2.35	to	1.11
	12/31/2010	2,782,149	29.65	to	18.50	75,711,325	3.63	1.25	to	2.50	(1.34)	to	(1.88)
	12/31/2009	3,484,177	30.05	to	18.86	96,134,859	3.15	1.25	to	1.80	2.91	to	2.35
TA JPMorgan Tactical Allocation Service Class
	12/31/2013	44,276	14.19	to	13.39	619,713	0.88	1.25	to	1.80	3.99	to	3.43
	12/31/2012	58,791	13.64	to	12.94	792,477	0.51	1.25	to	1.80	6.13	to	5.56
	12/31/2011	74,377	12.86	to	12.26	944,334	1.59	1.25	to	1.80	2.17	to	1.62
	12/31/2010	94,773	12.58	to	12.07	1,177,906	3.20	1.25	to	1.80	(1.65)	to	(2.18)
	12/31/2009	99,370	12.79	to	12.33	1,258,374	2.57	1.25	to	1.80	2.66	to	2.11
TA MFS International Equity Initial Class
	12/31/2013	3,191,584	16.82	to	11.51	49,816,608	1.15	1.25	to	2.65	16.63	to	15.04
	12/31/2012	3,372,887	14.42	to	10.60	45,270,898	1.64	1.25	to	2.65	20.64	to	19.16
	12/31/2011	3,591,447	11.95	to	8.90	40,089,567	1.19	1.25	to	2.50	(11.17)	to	(12.25)
	12/31/2010	4,227,966	13.45	to	16.89	53,174,053	1.40	1.25	to	2.50	9.13	to	7.80
	12/31/2009	4,751,429	12.33	to	8.93	54,556,971	2.68	1.25	to	2.50	31.05	to	30.34
TA MFS International Equity Service Class
	12/31/2013	13,880	23.20	to	21.88	317,495	0.99	1.25	to	1.80	16.31	to	15.69
	12/31/2012	15,029	19.94	to	18.92	295,228	1.40	1.25	to	1.80	20.36	to	19.71
	12/31/2011	18,717	16.57	to	15.80	306,445	1.08	1.25	to	1.80	(11.32)	to	(11.80)
	12/31/2010	20,731	18.68	to	17.92	383,525	1.28	1.25	to	1.80	8.94	to	8.36
	12/31/2009	20,461	17.15	to	16.54	348,905	2.50	1.25	to	1.80	30.60	to	29.90

33

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended		Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Morgan Stanley Capital Growth Initial Class
	12/31/2013		1,497,988	$26.93	to	$18.81	$38,987,398	0.68%	1.25%	to	2.50%	46.42%	to	44.64%
	12/31/2012		1,626,481	18.39	to	13.00	28,989,447	—	1.25	to	2.50	14.11	to	12.72
	12/31/2011		1,901,890	16.12	to	11.54	29,713,971	—	1.25	to	2.50	(6.97)	to	(8.10)
	12/31/2010		2,210,630	17.33	to	14.94	37,282,472	0.87	1.25	to	2.50	25.86	to	25.18
	12/31/2009		2,414,325	13.77	to	11.94	32,408,709	2.56	1.25	to	1.80	26.33	to	25.65
TA Morgan Stanley Capital Growth Service Class
	12/31/2013		5,033	25.10	to	23.68	124,669	0.58	1.25	to	1.80	46.06	to	45.27
	12/31/2012		7,444	17.18	to	16.30	125,452	—	1.25	to	1.80	13.77	to	13.16
	12/31/2011		9,584	15.10	to	14.41	142,708	—	1.25	to	1.80	(7.15)	to	(7.65)
	12/31/2010		11,159	16.27	to	15.60	179,226	0.71	1.25	to	1.80	25.52	to	24.84
	12/31/2009		13,500	12.96	to	12.50	172,717	2.08	1.25	to	1.80	25.99	to	25.31
TA Morgan Stanley Mid-Cap Growth Initial Class
	12/31/2013		3,243,706	68.24	to	13.44	161,684,213	0.81	1.25	to	2.65	37.42	to	35.55
	12/31/2012		3,659,881	49.66	to	8.88	132,673,373	—	1.25	to	2.65	7.73	to	6.41
	12/31/2011		4,417,372	46.10	to	10.91	146,092,090	0.30	1.25	to	2.50	(7.86)	to	(8.98)
	12/31/2010		3,524,701	50.03	to	9.02	140,928,078	0.12	1.25	to	2.50	32.25	to	31.54
	12/31/2009		3,884,750	37.83	to	6.86	119,852,340	—	1.25	to	1.80	58.58	to	57.72
TA Morgan Stanley Mid-Cap Growth Service Class
	12/31/2013		36,512	26.06	to	24.58	940,833	0.60	1.25	to	1.80	37.11	to	36.37
	12/31/2012		42,059	19.00	to	18.03	790,694	—	1.25	to	1.80	7.43	to	6.84
	12/31/2011		60,535	17.69	to	16.87	1,054,875	0.21	1.25	to	1.80	(8.06)	to	(8.56)
	12/31/2010		28,244	19.24	to	18.45	535,248	0.02	1.25	to	1.80	31.93	to	31.22
	12/31/2009		29,364	14.58	to	14.06	422,678	—	1.25	to	1.80	58.14	to	57.29
TA Multi-Managed Balanced Initial Class
	12/31/2013		6,647,491	20.38	to	11.42	133,516,725	1.60	1.25	to	2.65	16.64	to	15.04
	12/31/2012		7,097,300	17.47	to	12.06	122,472,335	1.62	1.25	to	2.65	11.17	to	9.81
	12/31/2011		8,013,714	15.72	to	10.98	124,580,912	2.25	1.25	to	2.50	2.75	to	1.50
	12/31/2010		9,132,778	15.29	to	14.59	138,329,252	0.68	1.25	to	2.50	22.59	to	21.93
	12/31/2009		1,034,888	12.48	to	11.96	12,748,201	1.89	1.25	to	1.80	24.74	to	24.06
TA Multi-Managed Balanced Service Class
	12/31/2013		32,484	20.67	to	19.50	666,807	1.58	1.25	to	1.80	16.30	to	15.67
	12/31/2012		31,426	0.93	to	0.91	553,430	1.48	1.25	to	1.80	11.00	to	10.40
	12/31/2011		34,616	0.93	to	0.92	549,672	2.20	1.25	to	1.80	2.47	to	1.92
	12/31/2010		37,047	0.97	to	0.97	574,662	0.50	1.25	to	1.80	22.35	to	21.69
	12/31/2009		15,303	1.02	to	1.02	194,151	1.63	1.25	to	1.80	24.38	to	23.71
TA PIMCO Tactical - Balanced Service Class
	12/31/2013		2,502,314	1.02	to	1.01	2,548,154	0.62	1.25	to	1.65	10.47	to	10.03
	12/31/2012		2,046,369	1.67	to	1.49	1,889,653	1.58	0.55	to	1.60	(0.27)	to	(0.66)
	12/31/2011		3,563,010	1.48	to	1.33	3,299,946	1.19	0.55	to	1.60	(4.60)	to	(4.97)
	12/31/2010		3,642,348	1.60	to	1.45	3,540,922	0.41	0.55	to	1.60	(4.66)	to	(5.03)
	12/31/2009	(1)	496,089	1.37	to	1.26	506,447	—	0.55	to	1.60	2.28	to	2.24
TA PIMCO Tactical - Conservative Service Class
	12/31/2013		976,114	0.97	to	0.95	953,805	0.43	1.25	to	2.35	6.82	to	6.40
	12/31/2012		2,044,825	0.91	to	0.90	1,840,876	1.15	1.25	to	1.65	0.26	to	(0.13)
	12/31/2011		2,979,836	0.90	to	0.90	2,681,447	1.30	1.25	to	1.65	(8.60)	to	(8.96)
	12/31/2010		2,388,545	0.99	to	0.98	2,356,550	0.76	1.25	to	1.65	(3.32)	to	(3.70)
	12/31/2009	(1)	332,818	1.02	to	1.02	340,353	—	1.25	to	1.65	2.27	to	2.22
TA PIMCO Tactical - Growth Service Class
	12/31/2013		534,963	1.00	to	0.99	602,496	0.65	1.25	to	2.50	15.36	to	14.91
	12/31/2012		576,973	0.87	to	0.86	500,498	0.49	1.25	to	1.65	(0.56)	to	(0.95)
	12/31/2011		659,109	0.87	to	0.87	575,105	1.31	1.25	to	1.65	(12.70)	to	(13.05)
	12/31/2010		817,802	1.00	to	1.00	818,222	1.05	1.25	to	1.65	(1.93)	to	(2.32)
	12/31/2009	(1)	159,393	1.02	to	1.02	162,819	—	1.25	to	1.65	2.16	to	2.12

34

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA PIMCO Total Return Initial Class
	12/31/2013	3,516,503	$15.75	to	$9.99	$53,907,441	1.94%	1.25%	to	2.50%	(3.75)%	to	(4.92)%
	12/31/2012	4,771,257	16.36	to	10.51	76,559,232	4.14	1.25	to	2.50	6.22	to	4.91
	12/31/2011	4,396,044	15.41	to	10.65	66,663,393	2.45	1.25	to	2.50	4.96	to	3.68
	12/31/2010	4,903,407	14.68	to	14.00	70,988,935	4.37	1.25	to	2.50	5.87	to	5.30
	12/31/2009	4,703,006	13.86	to	13.29	64,458,368	6.58	1.25	to	1.80	14.60	to	13.98
TA PIMCO Total Return Service Class
	12/31/2013	68,847	14.26	to	13.45	953,971	1.73	1.25	to	1.80	(3.97)	to	(4.48)
	12/31/2012	67,702	14.85	to	14.09	984,685	3.77	1.25	to	1.80	5.99	to	5.42
	12/31/2011	79,325	14.01	to	13.36	1,095,305	2.27	1.25	to	1.80	4.64	to	4.08
	12/31/2010	98,685	13.39	to	12.84	1,310,749	3.78	1.25	to	1.80	5.62	to	5.04
	12/31/2009	103,981	12.68	to	12.22	1,307,689	6.54	1.25	to	1.80	14.32	to	13.70
TA Systematic Small/Mid Cap Value Initial Class
	12/31/2013	4,244,695	28.02	to	15.59	118,482,489	0.52	1.25	to	2.50	34.64	to	32.99
	12/31/2012	1,269,880	20.81	to	11.72	26,513,383	0.49	1.25	to	2.50	14.94	to	13.53
	12/31/2011	1,685,776	18.10	to	11.11	30,728,786	0.14	1.25	to	2.50	(3.86)	to	(5.03)
	12/31/2010	1,806,231	18.83	to	20.64	34,384,127	0.65	1.25	to	2.50	28.80	to	27.24
	12/31/2009	2,083,421	14.62	to	14.21	30,846,005	3.22	1.25	to	2.50	41.45	to	40.68
TA Systematic Small/Mid Cap Value Service Class
	12/31/2013	69,429	28.44	to	26.98	1,946,979	0.37	1.25	to	1.80	34.36	to	33.63
	12/31/2012	30,201	21.17	to	20.19	632,490	0.27	1.25	to	1.80	14.60	to	13.98
	12/31/2011	42,578	18.47	to	17.71	780,713	0.04	1.25	to	1.80	(4.06)	to	(4.57)
	12/31/2010	42,501	19.25	to	18.56	814,512	0.70	1.25	to	1.80	28.45	to	27.75
	12/31/2009	46,462	14.99	to	14.53	693,149	2.75	1.25	to	1.80	41.14	to	40.37
TA T. Rowe Price Small Cap Initial Class
	12/31/2013	1,622,505	27.15	to	14.14	40,342,222	0.07	1.25	to	2.50	42.29	to	40.56
	12/31/2012	1,628,436	19.08	to	10.55	28,527,518	—	1.25	to	2.50	14.26	to	12.86
	12/31/2011	1,651,913	16.70	to	13.03	25,475,878	—	1.25	to	2.50	0.44	to	(0.10)
	12/31/2010	1,923,072	16.63	to	13.04	30,009,087	—	1.25	to	1.80	32.77	to	32.05
	12/31/2009	1,941,533	12.52	to	9.88	22,850,062	—	1.25	to	1.80	36.99	to	36.25
TA T. Rowe Price Small Cap Service Class
	12/31/2013	15,741	32.08	to	30.26	496,818	—	1.25	to	1.80	41.92	to	41.16
	12/31/2012	14,361	22.60	to	21.44	319,628	—	1.25	to	1.80	13.98	to	13.36
	12/31/2011	16,975	19.83	to	18.91	332,758	—	1.25	to	1.80	0.26	to	(0.28)
	12/31/2010	18,011	19.78	to	18.97	351,941	—	1.25	to	1.80	32.41	to	31.69
	12/31/2009	21,581	14.94	to	14.40	320,059	—	1.25	to	1.80	36.62	to	35.88
TA Vanguard ETF - Balanced Service Class
	12/31/2013	247,587	12.17	to	11.80	2,984,806	1.22	1.25	to	1.80	10.06	to	9.46
	12/31/2012	90,824	11.06	to	10.78	996,682	1.32	1.25	to	1.80	7.05	to	6.47
	12/31/2011	50,718	10.33	to	10.13	520,892	1.12	1.25	to	1.80	0.22	to	(0.32)
	12/31/2010	44,410	10.31	to	10.16	455,799	0.85	1.25	to	1.80	9.33	to	8.74
	12/31/2009	16,731	9.43	to	9.34	157,399	0.29	1.25	to	1.80	15.09	to	14.47
TA Vanguard ETF - Growth Service Class
	12/31/2013	331,314	12.39	to	12.01	4,073,188	1.18	1.25	to	1.80	17.31	to	16.68
	12/31/2012	260,119	10.56	to	10.30	2,728,447	1.61	1.25	to	1.80	10.17	to	9.57
	12/31/2011	253,067	9.59	to	9.40	2,413,614	1.37	1.25	to	1.80	(2.35)	to	(2.88)
	12/31/2010	264,369	9.82	to	9.68	2,585,107	1.14	1.25	to	1.80	11.61	to	11.01
	12/31/2009	239,694	8.80	to	8.72	2,102,979	0.41	1.25	to	1.80	21.66	to	21.00
TA WMC Diversified Growth Initial Class
	12/31/2013	21,566,331	19.70	to	13.23	420,426,576	1.05	1.25	to	2.50	30.83	to	29.24
	12/31/2012	24,263,455	15.06	to	11.25	361,912,975	0.31	1.25	to	2.50	11.76	to	10.39
	12/31/2011	27,737,335	13.48	to	10.19	370,487,799	0.36	1.25	to	2.50	(4.92)	to	(6.08)
	12/31/2010	22,319,020	14.17	to	16.58	313,874,807	0.53	1.25	to	2.50	16.36	to	14.94
	12/31/2009	25,515,389	12.18	to	11.68	308,710,484	0.94	1.25	to	2.50	27.60	to	26.91

35

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA WMC Diversified Growth Service Class
	12/31/2013	84,682	$21.19	to	$19.99	$1,776,148	0.78%	1.25%	to	1.80%	30.50%	to	29.80%
	12/31/2012	105,091	16.23	to	15.40	1,690,925	0.11	1.25	to	1.80	11.46	to	10.86
	12/31/2011	128,182	14.56	to	13.89	1,849,995	0.30	1.25	to	1.80	(5.11)	to	(5.62)
	12/31/2010	110,484	15.35	to	14.72	1,681,890	0.32	1.25	to	1.80	16.03	to	15.41
	12/31/2009	127,063	13.23	to	12.75	1,668,788	0.48	1.25	to	1.80	27.31	to	26.62

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

36

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

WRL deducts a daily administrative charge equal to an annual rate ranging from 0% to .40% of the daily net assets value of each subaccount for administrative expenses. WRL deducts an annual charge during the accumulation phase, not to exceed $35, proportionately from the subaccounts’ unit values. An annual charge ranging from .85% to 2.25% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for WRL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

6. Income Tax

Operations of the Separate Account form a part of WRL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of WRL for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from WRL. Under existing federal income tax laws, the income of the Separate Account is not taxable to WRL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

37

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

38

STATEMENT OF ADDITIONAL INFORMATION

WRL FREEDOM ENHANCER®

VARIABLE ANNUITY

Issued through

WRL SERIES ANNUITY ACCOUNT

Offered by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the WRL Freedom Enhancer® variable annuity, formerly known as WRL Freedom Enhancer® II, offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May 1, 2008, by calling 1-800-851-9777 (Monday – Friday 8:30 a.m. – 7:00 p.m. Eastern Time), by writing to Western Reserve Life, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001 or by visiting our website at www.westernreserve.com. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this SAI.

This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Contract and with the prospectuses for the funds.

Dated: May 1, 2008

AG09401-5/2008

2

DEFINITIONS OF SPECIAL TERMS

accumulation period	The period between the Contract date and the maturity date while the Contract is in force.

accumulation unit value	An accounting unit of measure we use to calculate subaccount values during the accumulation period.

administrative office	Our administrative office phone number is 1-800-851-9777.

age	The issue age is the annuitant’s age on his/her birthday immediately preceding the Contract date. Attained age is the issue age plus the number of completed Contract years. When we use the term “age” in this SAI, it has the same meaning as “attained age” in the Contract.

annuitant	The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract’s death benefit provisions and annuity provision.

annuity unit value	An accounting unit of measure we use to calculate annuity payments from the subaccounts after the maturity date.

annuity value	The sum of the separate account value and the fixed account value at the end of any valuation period.

beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds under the Contract.

cash value	The annuity value less any applicable premium taxes, any surrender charge, any loans and unpaid interest, the annual Contract charge, and any rider charges.

Code	The Internal Revenue Code of 1986, as amended.

Contract anniversary	The same day in each succeeding year as the Contract date. If there is no day in a calendar year which coincides with the Contract date, the Contract anniversary will be the first day of the next month.

Contract date	Generally, the later of the date on which the initial premium payment is received, or the date that the properly completed application is received, at Western Reserve’s administrative office. We measure Monthiversaries, Contract years, Contract months and Contract anniversaries from the Contract date.

death benefit proceeds	If an owner who is the annuitant dies during the accumulation period, the death benefit proceeds are the amount, if any, payable under the death benefit described in your Contract and in any optional death benefit rider that you purchased.

death claim day	Any day after the death report day on which we receive a beneficiary’s completed election form regarding payment of his/her portion of the death benefit proceeds that are payable upon the death of an owner who is the annuitant.

death report day	The valuation date on which we have received both proof of death of an owner who is the annuitant and the beneficiary’s election regarding payment. If the spouse of the deceased owner/annuitant continues (if a joint owner) or elects to continue (if sole beneficiary) the Contract, there are two death report days (one relating to the death of the first owner/annuitant to die; the second relating to the death of the spouse who continues the Contract). If there is no spousal continuation of the Contract, then there is only one death report day for the Contract. If there are multiple beneficiaries, the death report day is the earliest date on which we receive both proof of death and any beneficiary’s completed election form.

3

fixed account	An investment option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.

fixed account value	During the accumulation period, your Contract’s value in the fixed account.

funds	Investment companies which are registered with the U.S. Securities and Exchange Commission. The Contract allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add portfolios of other registered investment companies as investment choices under the Contract in the future.

in force	Condition under which the Contract is active and an owner is entitled to exercise all rights under the Contract.

maturity date	The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant’s 95th birthday. For Contracts issued in conjunction with Net Income Makeup Charitable Remainder Unitrusts, the latest maturity date is the annuitant’s 100th birthday.

Monthiversary	The same day in the month as the Contract date. When there is no date in a calendar month that coincides with the Contract date, the Monthiversary is the first day of the next month.

NYSE	New York Stock Exchange.

nonqualified Contracts	Contracts issued other than in connection with retirement plans.

owner (you, your)	The person(s) entitled to exercise all rights under the Contract. The annuitant is an owner unless the application states otherwise, or unless a change of ownership is made at a later time. Joint owners may be named, provided the joint owners are husband and wife. Joint ownership is not available in all states.

portfolio	A separate investment portfolio of a fund.

premium enhancement	Amounts we add to your annuity value. Premium enhancements are not considered premiums.

premium payments/premium	Amounts paid by an owner or on an owner’s behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term “premium payment” or “premium” in this SAI, it has the same meaning as “net premium” in the Contract, which means the premium payment less any applicable premium taxes.

qualified Contracts	Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

separate account	WRL Series Annuity Account, a unit investment trust consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of a fund.

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separate account value	During the accumulation period, your Contract’s value in the separate account, which equals the sum of the values in each subaccount.

subaccount	A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

surrender	The termination of a Contract at the option of an owner.

valuation date/ business day	Each day on which the NYSE is open for trading, except when a subaccount’s corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term “business day,” it has the same meaning as valuation date.

valuation period	The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

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In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Contract, which may be of interest to a prospective purchaser.

THE CONTRACT—GENERAL PROVISIONS

Owner

The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with Western Reserve’s consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of an owner’s spouse in a community or marital property state.

A joint owner may only be a spouse and may be named in the Contract application or in a written notice to our administrative office. The surviving joint owner will become the sole owner upon the other joint owner’s death. If the surviving joint owner dies before the annuitant, the surviving joint owner’s estate will become the owner, if no beneficiary is named and alive. However, if a beneficiary is named and alive, the beneficiary will receive the cash value.

An owner may change the ownership of the Contract in a written notice to our administrative office. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will take effect as of the date Western Reserve accepts the written notice at our administrative office. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing an owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

Entire Contract

The Contract and any endorsements thereon and the Contract application constitute the entire contract between Western Reserve and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

Misstatement of Age or Gender

If the age or gender of the annuitant has been misstated, Western Reserve will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or gender. The dollar amount of any underpayment Western Reserve makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Western Reserve due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof Western Reserve finds satisfactory.

Addition, Deletion, or Substitution of Investments

We reserve the right, subject to compliance with applicable law, to add, remove or combine subaccounts, and substitute the shares that are held by the separate account for shares of another portfolio, at our discretion. We reserve the right to eliminate the shares of any portfolios of a fund and to substitute shares of another portfolio of a fund (or of another open-end registered investment company) if the shares of a portfolio are no longer available for investment or, if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner’s interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the “SEC”) to the extent required by the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law.

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We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Western Reserve, marketing, tax, investment or other conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by Western Reserve. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant. In the event any subaccount is eliminated, Western Reserve will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, Western Reserve may, at its discretion, close a subaccount to new investment (either transfers or premium payments). Any amounts that would otherwise be invested in a closed subaccount (for premium allocations, portfolio rebalancing, dollar cost averaging, automatic checking account or payroll deductions for period premiums, etc.) will, if you do not provide instructions for a new allocation be invested in the subaccount that invests in the Transamerica Money Market VP Fund (or in a similar portfolio of money market instruments). If a portfolio of money market instruments is unavailable, Western Reserve will reinvest the amounts in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of Western Reserve’s domicile, or deemed approved in accordance with such law or regulation.

Annuity Payment Options

During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under Payment Option D as Variable Life Income with 10 years of guaranteed payments.

Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date. We reserve the right to limit transfers to once per year after the maturity date. If a variable annuity payment option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract’s existing allocation options will remain in effect. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity payment option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.

Determination of the First Variable or Fixed Payment. The amount of the first variable or fixed annuity payment is determined by multiplying the annuity proceeds times the appropriate rate for the annuity option selected. The rates are based on the Society of Actuaries “Annuity 2000” (male, female, and unisex if required by law) Mortality Table with projection Scale G, and variable rates are based on a 5% effective annual assumed investment. Neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments after such payments have commenced.

The amount of the first annuity payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant’s actual age nearest birthday, at the maturity date, adjusted as follows:

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Maturity Date	Adjusted Age
Before 2010	Actual Age
2010-2019	Actual Age minus 1
2020-2026	Actual Age minus 2
2027-2033	Actual Age minus 3
2034-2040	Actual Age minus 4
After 2040	As determined by Western Reserve

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

Death Benefit

The discussion and the first set of examples below assume the Additional Earnings Rider is not included in the Contract.

Adjusted Partial Surrender. A partial surrender will reduce the amount of your death benefit proceeds by an amount called the adjusted partial surrender. The reduction depends on the relationship between the death benefit proceeds and annuity value. The adjusted partial surrender is the amount of a partial surrender times the ratio of [(a) divided by (b)] where:

(a)	is the amount of the death benefit proceeds prior to the partial surrender; and
(b)	is the annuity value prior to the partial surrender.

The following examples describe the effect of surrender on the death benefit proceeds, and annuity value.

EXAMPLE 1 (Assumed Facts for Example)
$75,000	current death benefit proceeds before surrender
$50,000	current annuity value before surrender
$75,000	current death benefit (larger of annuity value and death benefit proceeds)
6%	current surrender charge percentage
$15,000	requested partial surrender
$10,000	surrender charge-free amount
$5,000	excess partial surrender–EPS (amount subject to surrender charge)
$319.15	surrender charge on EPS = 0.06*(5,319.15)
$5,319.15	reduction in annuity value due to excess partial surrender = 5,000 + 319.15
$22,978.73	adjusted partial surrender = $15,319.15* (75,000/50,000)
$52,021.27	new death benefit proceeds (after partial surrender) = 75,000 – 22,978.73
$34,680.85	new annuity value (after partial surrender) = 50,000 – 10,000 – 5,319.15

Summary:

Reduction in death benefit proceeds = $22,978.73

Reduction in annuity value               = $15,319.15

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NOTE: The amount of death benefit proceeds is reduced more than the annuity value since the amount of death benefit proceeds was greater than the annuity value just prior to the partial surrender.

EXAMPLE 2 (Assumed Facts for Example)
$50,000	current death benefit proceeds before surrender
$75,000	current annuity value before partial surrender
$75,000	current death benefit (larger of annuity value and death benefit proceeds)
6%	current surrender charge percentage
$15,000	requested partial surrender
$11,250	surrender charge-free amount
$3,750	excess partial surrender–EPS (amount subject to surrender charge)
$239.36	surrender charge on EPS less EIA = 0.06* (3,989.36)
$3,989.36	reduction in annuity value due to EPS = 3,750 + 239.36
$15,239.36	adjusted partial surrender = $15,239.36* (75,000/75,000)
$34,760.64	new death benefit proceeds (after partial surrender) = 50,000 -15,239.36
$59,760.64	new annuity value (after partial surrender) = 75,000 -11,250 - 3,989.36

Summary:

Reduction in death benefit proceeds = $15,239.36

Reduction in annuity value               = $15,239.36

NOTE: The death benefit proceeds and annuity value are reduced by the same amount since the annuity value was higher than the death benefit proceeds just prior to the partial surrender.

Additional Earnings Rider. The following examples illustrate the additional death benefit payable under the Additional Earnings Rider, as well as the effect of a partial surrender on the Additional Earnings Rider Amount.

EXAMPLE 1 Basic Additional Earnings Rider Example, with no additional premiums or partial surrenders (Assumed Facts for Example)
At Rider Issue	60	Rider Issue Age
	40%	Additional Earnings Factor (AEF)
	250%	Rider Earnings Limit (REL)
	$1,000,000	Maximum Rider Benefit (MRB)
	$40,000.00	Rider Base at issue (RBI) (equal to the greater of the death benefit proceeds on the Rider Date or the Annuity Value on that date)

At Death	$75,000.00	Death Benefit Proceeds (DBP)
	$35,000.00	Rider Earnings (RE) = DBP – RBI = 75,000 – 40,000
	$14,000.00	Additional Earnings Rider Amount = lesser of a) RE * AEF = 35,000 * 40% = 14,000 or b) REL * RBI * AEF = 250% * 40,000 * 40% = 40,000 or c) MRB = 1,000,000.

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EXAMPLE 2 Additional Earnings Rider Example, showing the effect of a partial surrender (Assumed Facts for Example)
At Rider Issue	60	Rider Issue Age
	40%	Additional Earnings Factor (AEF)
	250%	Rider Earnings Limit (REL)
	$1,000,000	Maximum Rider Benefit (MRB)
	$40,000.00	Rider Base at issue (RBI) (equal to the greater of the death benefit proceeds on the Rider Date or the Annuity Value on that date)

At Partial Surrender	$50,000.00	Annuity Value before partial surrender (AV)
	$15,000.00	Partial Surrender (PS) (including surrender charges)
	$12,000.00	Withdrawal Adjustment to Base (WAB) = PS * RBI / AV = 15,000 * 40,000 / 50,000
	$28,000.00	Rider Base after partial surrender (RB) = RBI – WAB = 40,000 – 12,000

At Death	$70,000.00	Death Benefit Proceeds (DBP)
	$42,000.00	Rider Earnings (RE) = DBP – RB = 70,000 – 28,000
	$16,800.00	Additional Earnings Rider Amount = lesser of a) RE * AEF = 42,000 * 40% = 16,800 or b) REL * RB * AEF = 250% * 28,000 * 40% = 28,000 or c) MRB = 1,000,000.

Death of Owner. Federal tax law requires that if any owner (including any surviving joint owner who has become a current owner) dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) an owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences of this SAI for a detailed description of these rules. Other rules may apply to qualified Contracts.

If an owner (or a surviving joint owner) is not the annuitant and dies before the annuitant:

—	if no beneficiary is named and alive on the death report day, the owner’s estate will become the new owner. The cash value must be distributed within five years of the former owner’s death;
—	if the sole beneficiary is alive and is the owner’s spouse, the Contract will continue with the spouse as the new owner; or
—	if the beneficiary is alive and is not the owner’s spouse, the beneficiary will become the new owner. The cash value must be distributed either:
—	within five years of the former owner’s death; or
—	over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner’s death; or
—	over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner’s death.

To determine payments, we may use the “account-based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning with one year of the deceased owner’s death.

Death of Annuitant. Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options unless a settlement agreement is effective at an owner’s death preventing such election.

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If the annuitant who is not an owner dies during the accumulation period and an owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. In the event of joint owners, the younger joint owner will automatically become the new annuitant and this Contract will continue. If the annuitant dies during the accumulation period and an owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary in a lump sum distribution.

Assuming no joint owners, if the annuitant who is an owner dies before the maturity date, and the sole beneficiary is not the deceased annuitant’s spouse who elects to continue the Contract, (1) the death benefit must be distributed within five years of the date of the annuitant/deceased owner’s death, or (2) payments must begin no later than one year after the annuitant/deceased owner’s death and must be made (i) for the beneficiary’s lifetime or (ii) for a period certain (so long as any certain period does not exceed the beneficiary’s life expectancy). Payments may be made in accordance with the “account-based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning within one year of the deceased owner’s death. Death benefit proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/deceased owner’s death. If the sole beneficiary is the annuitant/deceased owner’s surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences.) We will increase the annuity value as of the death report day to equal the amount of the death benefit proceeds as of the death report day.

If a beneficiary or joint owner elects to receive the death benefit proceeds under alternate payment option (1) or (2)(ii) above, then we will: (a) allow partial surrenders and transfers among the subaccounts and the fixed account; (b) deduct the transfer fee from each transfer after the first 12 transfers during the Contract year; (c) deduct the annual Contract charge each Contract year; and (d) not permit payment of the death benefit proceeds under the annuity provisions of the Contract upon complete distribution.

The beneficiary may name a new beneficiary for payment of the death benefit proceeds during the distribution period. If the beneficiary dies during the distribution period, we will pay the remaining value of the Contract first to the new beneficiary. If no new beneficiary is named, such payment will be made to the contingent beneficiary if named by the owner. If no new beneficiary or contingent beneficiary is named, such payment will be made to the beneficiary’s estate.

If there are joint owners, the annuitant is not an owner, and the one joint owner dies prior to the maturity date, the surviving joint owner as sole owner may surrender the Contract at any time for the Contract’s cash value.

Beneficiary. The beneficiary designation in the application will remain in effect until changed. An owner may change the designated beneficiary(ies) during the annuitant’s lifetime by sending written notice to us at our administrative office. A beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, an owner may then designate a new beneficiary.) The change will take effect as of the date an owner signs the written notice. We will not be liable for any payment made before the written notice is received at our administrative office. Unless we receive written notice from an owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary’s creditors.

Assignment

During the annuitant’s lifetime and prior to the maturity date (subject to any irrevocable beneficiary’s rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our administrative office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.

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With regard to qualified Contracts, any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

Proof of Age, Gender and Survival

We may require proper proof of age and gender of any annuitant or joint annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or joint annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

Non-Participating

The Contract will not share in Western Reserve’s surplus earnings; no dividends will be paid.

Employee and Agent Purchases

The Contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the Contract or by their spouse or minor children, or by an officer, director, trustee or bona fide full-time employee of Western Reserve or its affiliated companies or their spouse or minor children. In such a case, we may credit an amount equal to a percentage of each premium payment to the Contract due to lower acquisition costs we experience on those purchases. We may offer, in our discretion, certain employer sponsored savings plans, reduced or waived fees and charges including, but not limited to, the surrender charge and the annual Contract charge, for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which we are not presently aware which could result in reduced sales or distribution expenses. Credits to the Contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to “United States Persons,” and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Contract

Diversification Requirements. Section 817(h) of the Code provides that in order for a non-qualified variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury regulations. The Treasury regulations issued under section 817(h) (Treas. Reg. § 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the funds and their portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Western Reserve’s qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

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Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Contracts from being treated as the owners of the underlying separate account assets.

Distribution Requirements. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner’s date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner’s death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner’s death occurs prior to the maturity date, and such owner’s surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

Taxation of Annuities

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are withdrawn or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value, and in the case of a qualified policy, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these with a competent tax adviser.

Withholding. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner’s tax status. For qualified Contracts, “eligible rollover distributions” from section 401(a) plans, section 403(a) annuities, section 403(b) tax-sheltered annuities and governmental section 457 deferred compensation plans are subject to a mandatory federal income tax withholding of 20%. For this purpose an eligible rollover distribution is a distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if the owner chooses a “direct rollover” from the plan to another tax-qualified plan or IRA.

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Qualified Contracts. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1⁄2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA) distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

If you are attempting to satisfy minimum required distribution rules through partial surrenders, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. Consult a tax advisor.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity (“IRA”) under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total premium payments for any tax year on behalf of any individual may not exceed $5,000 for 2008 ($6,000 if age 50 or older), except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial surrenders must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2 and must be made in a specified form and manner; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; (vii) the entire interest of the owner is non-forfeitable, and (viii) premiums must not be fixed. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $116,000 for single filers, $169,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $5,000 for 2008 ($6,000 if age 50 or older). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1⁄2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

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Section 403(b) Plans. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor. Additionally, in accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension, Profit Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations.

Taxation of Western Reserve

Western Reserve at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

INVESTMENT EXPERIENCE

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of a fund less any applicable charges or fees.

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Upon allocation to the selected subaccount of the separate account, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the enrollment form is completed, whichever is later. The value of an accumulation unit for each subaccount was arbitrarily established at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

An index (the “net investment factor”) which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:
(1)	the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus
(2)	the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus
(3)	a per share credit or charge for any taxes determined by WRL to have resulted during the valuation period from the investment operations of the subaccount;
(b)	is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and
(c)	is an amount representing the separate account charge and any optional benefit fees, if applicable.

Illustration of Separate Account Accumulation Unit Value Calculations

Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor =                         (A + B - C) - E

                                                D

Where:
A =	The net asset value of an underlying fund portfolio share as of the end of the current valuation period.
Assume A = $11.57

B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
Assume B = 0

C =	The per share charge or credit for any taxes reserved for at the end of the current valuation period.
Assume C = 0

D =	The net asset value of an underlying fund portfolio share at the end of the immediately preceding valuation period.
Assume D = $11.40

E =

The daily deduction for the mortality and expense risk fee and the administrative charge,

and any optional benefit fees. Assume E totals 1.80% on an annual basis; on a daily basis,

this equals .000048878.

Then, the net investment factor =                     ($11.57 + 0 - 0) - .000048878 = Z = 1.014863403

                                                        ($11.40)

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Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

  Where:

A =	The accumulation unit value for the immediately preceding valuation period.
Assume = $X

B =	The net investment factor for the current valuation period.
Assume = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges including the separate account annuitization charge that will equal an annual rate of 1.40%) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the variable annuity unit value for that subaccount on the immediately preceding business day;
(b)	is the net investment factor for that subaccount for the valuation period; and
(c)	is the investment return adjustment factor for the valuation period.

The investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)	is the result of:

(1)	the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus
(2)	the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
(3)	a per share charge or credit for any taxes reserved for which we determine to have resulted from the investment operations of the subaccount.

(ii)	is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

(iii)	is a factor representing the separate account annuitization charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of a portfolio share held in that subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. See Annuity Payment Options -- Determination of the First Variable and Fixed Payment which contains a table for determining the adjusted age of the annuitant.

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Illustration of Calculations for Annuity Unit Value

and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity unit value = ABC

Where:	A =	Annuity unit value for the immediately preceding valuation period.
		Assume	= $X

	B =	Net investment factor for the valuation period for which the annuity unit value is being calculated.
		Assume	= Y

	C =	A factor to neutralize the assumed interest rate of 5% built into the annuity tables used.
		Assume	= Z

Then, the annuity unit value is:             $ XYZ = $Q

Formula and Illustration for Determining Amount of

First Monthly Variable Annuity Payment

First monthly variable annuity payment =	AB
$1,000

Where:	A =	The annuity value as of the maturity date.
		Assume	= $X

	B =	The annuity purchase rate per $1,000 based upon the option selected, the gender and adjusted age of the annuitant according to the tables contained in the Contract.
		Assume	= $Y

Then, the first monthly variable annuity payment =	$XY	= $Z
1,000

Formula and Illustration for Determining the Number of Annuity Units

Represented by Each Monthly Variable Annuity Payment

Number of annuity units =	A
B

Where:	A =	The dollar amount of the first monthly variable annuity payment.
		Assume	= $X

	B =	The annuity unit value for the valuation date on which the first monthly payment is due.
		Assume	= $Y

Then, the number of annuity units =	$X	= Z
$Y

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HISTORICAL PERFORMANCE DATA

Money Market Yields

Yield – The yield quotation set forth in the prospectus for the Transamerica Money Market VP subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the Transamerica Money Market VP subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Effective Yield – The effective yield quotation for the Transamerica Money Market VP subaccount set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the Transamerica Money Market VP subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1} 365/7) – 1

The effective yield is shown at least to the nearest hundredth of one percent.

Hypothetical Charge – For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period, including the annual Contract charge. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract, nor do they reflect the surrender charge that may be assessed at the time of surrender in an amount ranging up to 8% of the requested amount. The specific surrender charge percentage applicable to a particular surrender depends on the length of time premium payments have been held under the Contract and whether surrenders have been made previously during that Contract year. (See Section 5. Expenses—Surrender Charge of the prospectus.) No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the Transamerica Money Market VP subaccount and the funds are excluded from the calculation of yield. The calculation of yield (which is based on the performance of the Initial Class of shares for the Transamerica Money Market VP of the Transamerica Series Trust that were held by the subaccount) has been adjusted to reflect the deduction of the 12b-1 fee for the Service Class shares of that portfolio.

The yield on amounts held in the Transamerica Money Market VP subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Transamerica Money Market VP subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Transamerica Money Market VP, the types and quality of portfolio securities held by the Transamerica Money Market VP and its operating expenses. Because of the charges and deductions imposed under a Contract, the yield for the Transamerica Money Market VP Subaccount will be lower than the yield for the corresponding money market portfolio.

Other Subaccount Yields

The yield quotations for all of the subaccounts, except the Transamerica Money Market VP subaccount, representing the accumulation period set forth in the prospectus is based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:

YIELD = 2[ (	a – b	+ 1)[6] -1]
cd

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Where:	a =	net investment income earned during the period by the corresponding portfolio of a fund attributable to shares owned by the subaccount.
	b =	expenses accrued for the period (net of reimbursement).
	c =	the average daily number of units outstanding during the period.
	d =	the maximum offering price per unit on the last day of the period.

For purposes of the yield quotations for all of the subaccounts, except the Transamerica Money Market VP subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period, including the annual Contract charge. The calculations do not take into account any premium taxes or any transfer or surrender charges. The calculation of yield (which is based on the performance of the Initial Class of shares for the Transamerica JPMorgan Core Bond VP of the Transamerica Series Trust that were held by the subaccount) has been adjusted to reflect the deduction of the 12b-1 fee for the Service Class shares of that portfolio.

Premium taxes currently range from 0% to 3.5% of premium payments depending upon the jurisdiction in which the Contract is delivered. A surrender charge may be assessed at the time of surrender in an amount ranging up to 8% of the requested amount, with the specific percentage applicable to a particular surrender depending on the length of time premium payments were held under the Contract, and whether surrenders had been made previously during that Contract year. (See Section 5. Expenses—Surrender Charge of the prospectus.)

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yield is affected by the types and quality of its investments and its operating expenses. Because of the charges and deductions imposed under a Contract, the yield for all subaccounts (including the Transamerica Money Market VP Subaccount) will be lower than the yield for the corresponding underlying portfolio.

Total Returns

The total return quotations set forth in the prospectus for all subaccounts, except the Transamerica Money Market VP subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, five, and ten-year periods (or, if a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the date any subaccount investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equal the initial amount invested to the ending redeemable value, adjusted to reflect current subaccount charges, and the crediting of the premium enhancement to the initial premium payment, according to the following formula:

P(1 + T)n = ERV

Where:	P	=	a hypothetical initial payment of $1,000
	T	=	average annual total return
	n	=	number of years
	ERV	=	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period.

For purposes of the total return quotations for all of the subaccounts, except the Transamerica Money Market VP subaccount, the calculations take into account all current fees that are charged under the Contract to all owner accounts during the accumulation period, except the charge for the optional Additional Earnings Rider, and the crediting of the premium enhancement to the initial premium payment. Such fees include the mortality and expense

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risk charge, the administrative charge and the annual Contract charge (The calculations may also reflect the mortality and expense risk charge for the annual step-up death benefit rider). The calculations also assume a complete surrender as of the end of the particular period; therefore, the surrender charge is deducted. The calculations do not reflect any deduction for premium taxes or any transfer charge that may be applicable to a particular Contract. In addition, the standardized average annual total returns of the WRL subaccounts reflect the performance of the Initial Class of shares for each underlying portfolios for the period from the Subaccount Inception Date to December 31, 2007, adjusted to deduct the 12b-1 fee for the Service Class shares of 0.25%.

Other Performance Data

We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be increased by any premium enhancement or reduced by the surrender charge under the Contract and that the data may be presented for different time periods and for different premium payment amounts. Non-standardized performance data will only be disclosed if standardized performance data for the required periods is also disclosed.

We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios. We calculate cumulative total returns according to the following formula:

(1 + T)n - 1

Where:   T and n are the same values as above

In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

For instance, we may disclose average annual total returns for the portfolios reduced by some or all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge, the administrative charge, and the annual Contract charge. Such data may or may not assume a complete surrender of the Contract at the end of the period. The charge for the optional Additional Earnings Rider will not be deducted.

Advertising and Sales Literature

From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance, (2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of premium payments made on a “before tax” basis through a tax-qualified plan with those made on an “after tax” basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of premium payments.

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As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Insurance Ratings Services, Moody’s Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company’s financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its subaccounts, the funds or their portfolios, or to their performance.

ADMINISTRATION

Western Reserve performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by Western Reserve. As presently required by the 1940 Act and regulations promulgated thereunder, Western Reserve will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. Contract owners will also receive confirmation of each financial transaction including: premium payments, transfers, partial surrenders, and a complete surrender, and any other reports required by law or regulation.

DISTRIBUTION OF THE CONTRACTS

We currently offer the Contracts on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

TCI serves as principal underwriter for the Contracts. TCI’s home office is located at 4600 S Syracuse St. Suite 1100 Denver, Colorado 80237-2719. TCI is an affiliate of Western Reserve and, like Western Reserve, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA. TCI is not a member of the Securities Investor Protection Corporation.

The Contracts are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. Sales representatives are appointed as our insurance agents.

During fiscal years 2007, 2006, and 2005, before TCI replaced our affiliate AFSG Securities Corporation (“AFSG”) as principal underwriter for the Contracts, the amounts paid to AFSG in connection with all Contracts sold through the separate account were $479,891, $1,394,902, and $2,282,518, respectively and $852,977 to TCI in 2007. TCI passed through commissions it received to selling firms for their sales and did not retain any portion of them. We and our affiliates provide paid-in capital to TCI (and provided paid-in capital toAFSG) and pay for TCI’s (and paid for AFSG’s) operating and other expenses, including overhead, legal and accounting fees.

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We and/or TCI or ISI may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Contracts in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them. We and/or TCI may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

OTHER PRODUCTS

Western Reserve makes other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

WRL holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from WRL’s general account assets. WRL maintains records of all purchases and redemptions of shares of the underlying fund portfolios held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by WRL’s fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of WRL.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington, D.C. has provided legal advice to WRL relating to certain matters under the federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account at December 31, 2007 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The values of an owner’s interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve’s financial statements, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Financial statements for Western Reserve as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 have been prepared on the basis of statutory accounting principles, rather than accounting principles generally accepted in the United States.

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PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)	(a)	Resolution of the Board of Directors establishing the WRL Series Annuity Account. Note 1

		(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re- domesticating WRL Series Annuity Account. Note 18

		(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio. Note 18

		(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company. Note 18

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement - Monumental Life Insurance Company and Transamerica Capital, Inc. Note 2

		(b)	Amendment to Amended and Restated Principal Underwriting Agreement. Note 18

		(c)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 3

	(4)	(a)	Form of Contract (VA25). Note 4

		(b)	Form of Contract (VA32). Note 5

		(c)	Annual Step-Up Death Benefit (GDB10). Note 6

		(d)	Guaranteed Minimum Income Benefit Rider (GIB01). Note 7

		(e)	Guaranteed Minimum Income Benefit Rider (GIB02). Note 8

		(f)	Tax Sheltered Annuity Endorsement (EA125). Note 9

		(g)	Contract Loan Provisions Endorsement (EA126). Note 9

		(h)	Dollar Cost Averaging Endorsement (EA134). Note 9

		(i)	Endorsement - Asset Rebalancing Program (EA135). Note 9

		(j)	Additional Earnings Rider (AER01). Note 8

		(k)	Additional Earnings Rider (AER02). Note 10

		(l)	Split Contract Endorsement (EA141). Note 10

		(m)	Guaranteed Minimum Death Benefit Endorsements
(i) (EA138A, EA139A, EA139B). Note 8
(ii) (EA142, EA145). Note 10

	(5)	(a)	Application for Flexible Payment Variable Accumulation Deferred Annuity Contract (APP00500). Note 4

		(b)	Application for Flexible Payment Variable Accumulation Deferred Annuity Contract (APP00601). Note 10

	(6)	(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company. Note 18

		(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company. Note 18

	(7)		Reinsurance Agreement (TIRe). Note 11

	(8)	(a)	Participation Agreement (Access One and ProFunds). Note 12

		(a)(1)	Amendment No. 1 to Participation Agreement (Access One and ProFunds). Note 18

		(a)(2)	Amendment No. 2 to Participation Agreement (Access One and ProFunds). Note 13

		(a)(3)	Amendment to Agreements (Confidential Information Access One and ProFunds). Note 14

		(a)(4)	Amendment No. 6 to Participation Agreement (Access One and ProFunds). Note 15

	(8)	(b)	Participation Agreement (Fidelity). Note 16

	(8)	(c)	Participation Agreement (TST). Note 17

		(c)(1)	Amendment No. 1 to Participation Agreement (TST). Note 15

		(c)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST). Note 18

	(9)		Opinion of Counsel. Note 18

	(10)		Consent of Independent Registered Public Accounting Firm. Note 18

	(11)		Not applicable.

	(12)		Not applicable.

	(13)		Powers of Attorney. Brenda K. Clancy, Scott W. Ham, C. Michiel van Katwijk, Robert J. Kontz, Mark W. Mullin, Arthur C. Schneider, Jason Orlandi, and Eric J. Martin. Note 18

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 033-49556) filed on April 20, 1998.

Note 2.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-146323) filed on April 25, 2013.

Note 3.	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 4.	Incorporated herein by reference to the Initial Filing to Form N-4 Registration Statement (File No. 333-93169) filed on December 21, 1999.

Note 5.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-93169) filed on February 19, 2003.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-82705) filed on February 19, 2003

Note 7.	Incorporated herein by reference to the Initial Filing to Form N-4 Registration Statement (File No. 333-82705) filed on July 12, 1999.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-82705) filed on February 19, 2002.

Note 9.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-93169) filed on April 10, 2000.

Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-93169) filed on April 14, 2003.

Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 27 to Form N-4 Registration Statement (File No. 33-24856) filed on April 27, 2009.

Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-108525) filed on February 13, 2007.

Note 13.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-145461) filed on October 23, 2007.

Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 333-108525) filed on April 22, 2013.

Note 15.	Incorporated herein by reference to Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-108525) filed on August 16, 2013.

Note 16.	Incorporated herein by reference to Post-Effective Amendment No. 28 to Form N-4 Registration Statement (Filed No. 333-108525) dated April 30, 2014

Note 17.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013.

Note 18.	Filed herewith.

Item 25.  Directors and Officers of the Depositor (Transamerica Premier Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Brenda K. Clancy 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director, Chairman of the Board, President and Chief Executive Officer

Scott W. Ham 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director, and Division President – Life & Protection

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Chief Financial Officer, Treasurer and Senior Vice President

Robert J. Kontz 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director and Vice President

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director

Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Chief Tax Officer and Senior Vice President

Jason Orlandi 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President, Secretary and General Counsel

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Corporate Controller and Senior Vice President

Alison Ryan 1150 S. Olive St. Los Angeles, CA 90015	Vice President

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (89.5727%) ; Monumental Life Insurance Company (10.4273%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, Inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own common shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor member.	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware	Sole Member - Garnet Community Investment XLI, LLC	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor member; Metropolitan Bank (16.66%) investor member.	Investmetns

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	100% Stonebridge Life Insurance Company	Investments

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Investors Warranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	100% AUSA Holding Company	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding Company	Investments

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.   Number of Contract Owners

As of August 31, 2014, there were 1488 Contract owners for the WRL Freedom Enhancer and 196 Contract owners for the WRL Freedom Enhancer II.

Item 28.   Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters–

(a)    Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account. ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VL E, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. This account is a separate account of Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company).

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c) Compensation to Principal Underwriter:
Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	$1,156,214	0	0	0
(1) Fiscal Year 2013

Item 30.   Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Premier Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.   Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Premier Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Premier Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Premier Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 1st day of October, 2014.

WRL SERIES ANNUITY ACCOUNT

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY Depositor

Brenda K. Clancy*
Director, Chairman of the Board, President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Brenda K. Clancy*	Director, Chairman of the Board, President and Chief Executive Officer	____________, 2014
Scott W. Ham*	Director and Division President – Life & Protection	____________, 2014

C. Michiel van Katwijk*	Director, Chief Financial Officer, Treasurer and Senior Vice President	____________, 2014

Robert J. Kontz*	Director and Vice President	____________, 2014

Mark W. Mullin*	Director	____________, 2014

Arthur C. Schneider*	Director, Chief Tax Officer and Senior Vice President	____________, 2014

Jason Orlandi*	Director, Senior Vice President, Secretary and General Counsel	____________, 2014

Eric J. Martin*	Corporate Controller and Senior Vice President	____________, 2014

/s/ Alison Ryan Alison Ryan	Vice President	October 1, 2014

*By: Alison Ryan – Attorney-in-Fact pursuant to Powers of Attorney filed herewith.

Registration No.

333 -

811 - 05672

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

WRL SERIES ANNUITY ACCOUNT

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(l)(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re-domesticating WRL Series Annuity Account.

(l)(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio.

(1)(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company.

(3)(b)	Amendment to Amended and Restated Principal Underwriting Agreement.

(6)(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company.

(6)(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company.

(8)(a)(1)	Amendment No. 1 to Participation Agreement (Access One and ProFunds)

(8)(c)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST)

(9)	Opinion of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney

* Page numbers included only in manually executed original.